Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-105922

333-105922-01

PROSPECTUS

Insight Midwest, L.P.

Insight Capital, Inc.

Offer to Exchange $185,000,000 of our

9 3/4% Senior Notes due October 1, 2009

The notes being offered by this prospectus are being issued in exchange for notes sold by us in a private placement on December 17, 2002. The exchange notes will be governed by the same indenture governing the initial notes. The exchange notes will be substantially identical to the initial notes, except the transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on July 21, 2003, unless extended.

•	No public market exists for the initial notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system.

Before you tender your initial notes, you should consider carefully the section entitled “Risk Factors” beginning on page 11 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2003.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus or any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Insight Midwest and Insight Capital have not changed since the date hereof.

Industry and Market Data

In this prospectus, we rely on and refer to information and statistics regarding the cable television industry and our market share in the sectors in which we compete. We obtained this information and statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the risk factors and financial statements.

Our Manager

Insight Communications Company, Inc. is the ninth largest cable television system operator in the United States based on customers served. Through its wholly owned and managed systems, Insight Communications currently serves approximately 1.4 million customers, all of which are concentrated in the four contiguous states of Indiana, Kentucky, Illinois and Ohio. In addition to its geographic concentration, our manager’s communications network is tightly-grouped, or “clustered,” with approximately 95% of our manager’s customers served from fourteen headends after giving effect to the remaining network upgrades of the Illinois systems expected to be substantially completed by mid-2003. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. A headend processes signals received for distribution to customers over our network. Clustering enables us to efficiently deploy a bundled suite of entertainment, information and communications services. This combination of geographic concentration and clustering has enabled our manager to offer, under the Insight Digital brand, a complete bundle of interactive digital video and high-speed data access, as well as telephone services under the AT&T Broadband Digital Phone brand.

Insight Midwest

We are owned 50% by our manager and 50% by an indirect subsidiary of Comcast Cable Holdings, LLC (formerly known as AT&T Broadband, LLC), which is a subsidiary of Comcast Corporation. Through our subsidiaries, we own and operate cable television systems in Indiana, Kentucky, Illinois and Ohio which pass approximately 2.3 million homes and serve approximately 1.3 million customers. On November 18, 2002, Comcast Corporation acquired the broadband business of AT&T Corp., and presently is the largest cable television system operator in the United States. The transaction did not result in any direct change in our ownership structure. Our manager continues to serve as our general partner and as the manager of all of our systems, and the Comcast Cable subsidiary serves as our limited partner. A new senior management team comprised principally of individuals that prior to the merger operated the Comcast Cable properties will exercise significant control over the decisions relating to our limited partner. We are unable to predict whether the combination of the two companies and the new management of our limited partner will have any affect on our operations or whether we will realize any additional cost savings or other financial or operating benefits as a result of these changes.

As a result of our upgrade efforts, as of March 31, 2003, we estimate that 94% of our customers were passed by our upgraded network, which enables delivery of an advanced suite of entertainment, information and communications services.

Recognizing the opportunities presented by newly available products and services, the strength of our market characteristics and favorable changes in the regulatory environment, we deployed a strategy to become a competitive, full service provider of entertainment, information and communications services for the communities served by our networks. We intend to continue capitalizing on our highly clustered cable television systems to economically upgrade the technological capabilities of our broadband networks in order to deploy enhanced new services.

We believe that an integrated package of existing multi-channel video, new and enhanced products and services, such as interactive digital video, including video-on-demand or near video-on-demand, high-speed Internet access and telephone services, coupled with our commitment to locally focused customer service enhances our ability to acquire and retain customers in a competitive environment while increasing revenues per customer. We believe that the highly clustered nature of our systems also enables us to more efficiently deploy our marketing dollars and maximizes our ability to enhance customer awareness, increase use of our products and services and build brand support. In addition to our broad product offerings, we also emphasize a high level of locally-focused content and customer service. To augment this growth, we will continue to seek strategic acquisitions that fit our clustering and operating strategy.

We have a long-term agreement with Comcast Cable to facilitate the delivery of local telephone services. Under the terms of that agreement, we lease for a fee capacity on our local network to Comcast Cable. We also provide certain services and support for which we receive additional payments. Comcast Cable is responsible for providing the associated switching and transport facilities. Comcast Cable is evaluating its telephony strategy on an ongoing basis. Therefore, we are unable to predict whether the new management of Comcast Cable will affect our contractual relationship for the provision of telephone services to our customers.

We have had a history of generating significant operating losses and net losses and expect to continue to do so for the foreseeable future, primarily as a result of depreciation and amortization expenses associated with our acquisitions and capital expenditures related to construction and upgrading of our systems, and interest costs on borrowed money. In addition, we have a substantial amount of debt, which could have important consequences to you.

Our principal offices are located at c/o Insight Communications Company, Inc., 810 Seventh Avenue, New York, New York 10019, and our telephone number is (917) 286-2300.

Initial Offering

The initial notes were originally issued by us on December 17, 2002 in a private offering. We are parties to a registration rights agreement with the initial purchasers of the initial notes pursuant to which we agreed, among other things, to file a registration statement with respect to the exchange notes on or before June 15, 2003, to use our reasonable best efforts to have the registration statement declared effective by December 17, 2003, and upon the effectiveness of the registration statement, commence and consummate the exchange offer. We must pay liquidated damages to the holders of the initial notes if we do not meet those deadlines.

Summary of Exchange Offer

We are offering to exchange $185 million aggregate principal amount of our exchange notes for $185 million aggregate principal amount of our initial notes. To exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on July 21, 2003, unless we extend it.

Registration Rights	You have the right to exchange the initial notes that you hold for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these rights. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.

Accrued Interest on the Exchange Notes and Initial Notes	The exchange notes will bear interest from their issuance date. Holders of initial notes which are accepted for exchange will receive, in cash, accrued interest on the initial notes to, but not including, the issuance date of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. You should read the discussion under “Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions of the exchange offer.

Procedures for Tendering Initial Notes	If you are a holder of initial notes and wish to accept the exchange offer, you must either:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit required information to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver such documentation together with the initial notes to the exchange agent at the address set forth in this prospectus under “The Exchange Offer—Exchange Agent.”

Representation Upon Tender	By tendering your initial notes in this manner, you will be representing, among other things, that:

• the exchange notes you acquire in the exchange offer are being acquired in the ordinary course of your business;

•   you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not a party related to us.

Procedures for Beneficial Owners

If you are the beneficial owner of initial notes registered in the name of a broker, dealer or other nominee and you wish to tender your notes, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Material Federal Tax Consequences

The exchange of initial notes for exchange notes will not result in any gain or loss to you for federal income tax purposes. Your holding period for the exchange notes will include the holding period for the initial notes and your adjusted tax basis of the exchange notes will be the same as your adjusted tax basis of the initial notes at the time of the exchange. For additional information, you should read the discussion under “Certain United States Federal Income Tax Considerations.”

Failure to Exchange Will Affect You Adversely

Initial notes that are not tendered, or that are tendered but not accepted, will be subject to the existing transfer restrictions on the initial notes after the exchange offer. We will have no further obligation to register the initial notes under the Securities Act of 1933. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Guaranteed Delivery Procedures

If you wish to tender your initial notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Initial Notes; Delivery of Exchange Notes

Subject to customary conditions, we will accept initial notes which are properly tendered in the exchange offer and not withdrawn, before 5:00 p.m., New York City time, on the expiration date of the exchange offer. The exchange notes will be delivered as promptly as practicable following the expiration date.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer.

Summary of Terms of the Exchange Notes

The exchange notes are substantially identical to the initial notes, with limited exceptions. The exchange notes will evidence the same debt as the initial notes and are subject to the same indenture as the initial notes. For additional information, you should read the discussion under “Description of Notes.”

Issuers	Insight Midwest, L.P. and Insight Capital, Inc., a wholly-owned subsidiary of Insight Midwest, L.P.

Notes Offered

$185,000,000 aggregate principal amount at maturity of 9¾% senior notes due 2009. The initial notes were issued and the exchange notes are being offered as additional debt securities under an indenture pursuant to which we previously issued $200,000,000 of 9¾% senior notes due 2009. The exchange notes will be of the same series as, and vote on any matter submitted to bondholders with, such previously issued 9¾% senior notes due 2009. However, the exchange notes will not have the same CUSIP number as such previously issued 9¾% senior notes due 2009.

Maturity Date	October 1, 2009.

Interest	Interest on the exchange notes will accrue at an annual rate of 9¾%, payable semiannually in cash in arrears on April 1 and October 1 of each year, commencing October 1, 2003.

Interest Computation	Interest on the exchange notes will be paid on the basis of a 360-day year comprised of twelve 30-day months.

Ranking	The exchange notes constitute senior debt. They will rank:

	•	effectively junior to all of our future secured indebtedness;

	•	effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries, including any borrowings under credit facilities of our subsidiaries;

	•	equally with our existing 9¾% senior notes due 2009;

	•	equally with our 10½% senior notes due 2010;

	•	equally with our $100.0 million loan from Insight Communications;

	•	equally with all of our future unsubordinated, unsecured debt that does not provide that it is subordinated to the exchange notes; and

	•	senior to any of our future subordinated indebtedness.

As of March 31, 2003, the exchange notes would have been effectively subordinated to approximately $1.9 billion of debt and other liabilities.

Optional Redemption

On or after October 1, 2004, we may redeem some or all of the exchange notes at any time at the redemption prices described in the section “Description of Notes” under the heading “Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets or we experience specific kinds of changes of control, we must offer to repurchase the exchange notes at the prices listed in the section “Description of Notes” under the heading “Repurchase at the Option of Holders.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our subsidiaries to:

	•	incur additional indebtedness;

	•	pay dividends on our capital stock or repurchase our capital stock;

	•	make investments;

	•	use assets as security in other transactions; and

	•	sell certain assets or merge with or into other companies.

These covenants are subject to a number of important limitations and exceptions.

Summary Financial and Other Data

The following tables set forth our summary historical financial and other data. Other than the historical financial data for the years ended December 31, 2002, 2001 and 2000, the financial and balance sheet data below are unaudited, but in the opinion of management have been prepared on the same basis as the audited financial statements.

In accordance with the adoption of SFAS No. 142, beginning January 1, 2002, we no longer record amortization expense associated with franchise costs, goodwill and other indefinite lived intangible assets. This change in accounting would have resulted in a net loss of $72.1 million and $49.4 million for each of the years ended December 31, 2001 and 2000. In addition, certain prior period amounts have been reclassified to conform to the current period presentation.

It is important that you read the summary financial and other data, along with the historical financial statements and related notes which are included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(unaudited)
	(in thousands)
Financial Data:
Revenues	$808,925	$726,663	$392,680	$214,295	$191,686
Operating costs and expenses:
Programming and other operating costs	277,327	257,602	133,214	79,533	69,115
Selling, general and administrative	153,620	134,713	72,466	40,005	36,106
Management fees	23,593	20,616	10,964	6,296	5,420
High-speed data charges(1)	4,116	3,785	—	—	4,116
Depreciation and amortization	211,837	373,030	195,669	53,568	47,301
Operating income (loss)	138,432	(63,083)	(19,633)	34,893	29,628
Interest expense, net	(180,289)	(187,800)	(112,135)	(46,257)	(44,536)
Other income (expense)	(187)	(1,998)	(342)	25	3
Gain on cable system exchange	—	—	—	26,992	—
Loss from early extinguishment of debt(2)	—	(10,315)	—	—	—
Net income (loss)	(42,044)	(263,196)	(132,110)	15,653	(14,905)
OCF(3)	350,269	309,947	176,036	88,461	76,929
OCF margin(4)	43.3%	42.7%	44.8%	41.3%	40.1%
Net cash provided by operating activities	$170,179	$161,536	$60,151	$61,853	$37,833
Net cash used in investing activities	290,165	399,995	199,812	66,843	54,305
Net cash provided by financing activities	117,777	244,870	109,400	20,750	122,665
Average monthly revenue per customer	52.18	47.37	44.11	55.15	49.33
Ratio of earnings to fixed charges(5)	—	—	—	1.3	—

Reconciliation of OCF

The following calculations of OCF are not necessarily comparable to similarly titled amounts of other companies:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(unaudited)
	(in thousands)
Operating income (loss)	$138,432	$(63,083)	$(19,633)	$34,893	$29,628
Adjustment
Depreciation and amortization	211,837	373,030	195,669	53,568	47,301

Operating cash flow(a)	$350,269	$309,947	$176,036	$88,461	$76,929

(a)	OCF includes high-speed data charges of $4.1 million and $3.8 million for the years ended December 31, 2002 and 2001 and $4.1 million for the three months ended March 31, 2002 that were excluded in previous reports filed by us.

As of March 31, 2003
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,697
Fixed assets, net	1,213,221
Total assets	3,678,966
Total debt, including preferred interests	2,655,309
Partners’ capital	780,649

	As of March 31, 2003, except where noted
	Indiana Systems	Kentucky Systems	Illinois Systems	Ohio Systems	Total Systems
Technical Data:
Network miles	8,700	10,100	7,700	2,600	29,100
Number of headends	16	5	21	1	43
Number of headends expected upon completion of upgrades during 2003(6)	11	5	19	1	36
Number of headends serving 95% of our customers expected upon completion of our upgrades(6)	3	4	6	1	14

Operating Data:
Homes passed(7)	573,700	834,000	688,000	200,700	2,296,400
Basic customers(8)	329,200	473,900	418,500	87,200	1,308,800
Basic penetration(9)	57.4%	56.8%	60.8%	43.4%	57%
Digital ready homes(10)	297,900	471,200	346,800	81,100	1,197,000
Digital customers(11)	80,600	155,200	69,200	29,800	334,800
Digital penetration(12)	27.0%	32.9%	20.0%	36.8%	28.0%
Premium units(13)	127,700	241,500	182,900	62,000	614,100
Premium penetration(14)	38.8%	51.0%	43.7%	71.1%	46.9%
Cable modem customers(15)	41,500	61,800	45,300	19,600	168,200

(1)	High-speed data charges were incurred from October 1, 2001 through February 28, 2002 as a result of payments made to At Home Corporation (“@Home”), the former provider of high-speed internet services for all of our systems, except for those located in Ohio. On September 28, 2001, @Home filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement with @Home to extend service for three months through February 28, 2002. As a result of these interim agreements we incurred costs in excess of our original agreed-to cost for such services rendered from October 1, 2001 through February 28, 2002.
(2)	The Financial Accounting Standards Board has issued SFAS No. 145 which is effective for fiscal years beginning after May 15, 2002 and generally eliminates the classification of gains and losses from the early extinguishment of debt as extraordinary items. With the adoption of SFAS No. 145, we reclassified $10.3 million recorded in 2001 to amortization expense.
(3)	Operating cash flow (“OCF”) represents operating income or loss before depreciation and amortization. We believe that OCF is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, OCF is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our consolidated financial statements, including our consolidated statements of cash flows, which appear elsewhere in this prospectus.
(4)	Represents operating cash flow as a percentage of total revenues.
(5)	Earnings before fixed charges were insufficient to cover fixed charges for Insight Midwest by $14.9 million for the three months ended March 31, 2002 and $42.0 million, $263.2 million and $132.1 million for the years ended December 31, 2002, 2001 and 2000. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases considered interest.
(6)	The upgrades of the Illinois systems acquired in January 2001 are scheduled to be substantially completed by mid-2003.
(7)	Homes passed are the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.

(8)	Basic customers are customers of a cable television system who receive a package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services, other than premium services, and who are usually charged a flat monthly rate for a number of channels.
(9)	Basic penetration means basic customers as a percentage of total number of homes passed.
(10)	Digital ready homes means the total number of homes passed to which digital service is available.
(11)	Digital customers means customers with a digital converter box.
(12)	Digital penetration means digital service units as a percentage of digital ready homes.
(13)	Premium units means the number of subscriptions to premium services, which are paid for on an individual unit basis.
(14)	Premium penetration means premium service units as a percentage of the total number of basic customers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.
(15)	Cable modem customers means customers receiving high-speed Internet service.

RISK FACTORS

You should carefully consider the risk factors set forth below, together with the other information in this prospectus, before deciding whether to tender your initial notes in exchange for exchange notes.

Risks Relating to the Exchange Offer and the Exchange Notes

Your failure to participate in the exchange offer will have adverse consequences

Holders of initial notes who do not exchange their initial notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the initial notes as a consequence of the issuance of the initial notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, initial notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will register the initial notes for resale under the Securities Act.

Because of the lack of a public market for the exchange notes, you may not be able to sell your exchange notes at all or at an attractive price

The exchange notes are a new issue of securities with no existing trading market. We do not intend to have the exchange notes listed on a national securities exchange, although we expect that they will be eligible for trading on the PORTAL system. In addition, while several financial companies have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so, and may discontinue market making at any time without notice. Accordingly, we cannot assure you as to the liquidity of the market for the exchange notes or the prices at which you may be able to sell the exchange notes.

We have substantial debt and have significant interest payment requirements, which may adversely affect our ability to obtain financing in the future to finance our operations and our ability to react to changes in our business.

We have a substantial amount of debt. The following table shows certain important credit statistics about us.

As of March 31, 2003
(dollars in thousands)
Total debt, including preferred interests	$2,655,309
Partners’ capital	780,649
Debt to equity ratio	3.4x

Our high level of combined debt could have important consequences for you, including the following:

•	Our ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or other purposes may be limited;

•	We will need to use a large portion of our revenues to pay interest on our borrowings, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;

•	Some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and

•	Our indebtedness may limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

The exchange notes are obligations of a holding company which has no operations and depends on its subsidiaries for cash.

As a holding company, we do not hold any assets other than our investments in and our advances to our operating subsidiaries. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. The only source of the cash we need to pay current interest on the exchange notes and our other obligations and to repay the principal amount of these obligations, including the exchange notes, is the cash that our subsidiaries generate from their operations and their borrowings. The ability of our operating subsidiaries to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our subsidiaries will generate cash flow from operations in amounts sufficient to enable us to pay the principal of and interest on the exchange notes and our other indebtedness.

Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries.

Our subsidiaries’ ability to make payments to us will depend upon their operating results. Our subsidiaries must make payments to Insight Communications Company, L.P. under their management agreements. Our ability to receive cash from our subsidiaries is restricted by the terms of the Insight Midwest Holdings credit facility. Insight Midwest Holdings’ credit facility permits it to distribute cash to us, but only so long as there is no default under such credit facility. If there is a default under the Insight Midwest Holdings credit facility, we would not have any cash to pay interest on our obligations, including the exchange notes. The Insight Communications of Central Ohio, LLC operating agreement requires it to pay dividends to the holder of its preferred interests in sufficient amount to pay interest on the 10% senior notes due 2006 of Coaxial Communications of Central Ohio, Inc. and the 12 7/8% senior discount notes due 2008 of Coaxial LLC. Accrued dividends totaled $14.0 million for the year ended December 31, 2002, of which $14.0 million was paid in cash. Under the terms of its credit facility, the senior notes and the senior discount notes, Insight Ohio is prohibited from making distributions to us. In addition, Insight Ohio is an unrestricted subsidiary under the terms of the indenture governing the exchange notes and is not subject to most covenants set forth in the indenture.

Furthermore, borrowings under the Insight Midwest Holdings credit facility are secured and will mature prior to our outstanding notes, including the exchange notes. Accordingly, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Since the exchange notes will be effectively subordinated to the debt of our subsidiaries, our subsidiaries’ lenders will have the right to be paid before you.

Our subsidiaries will not guarantee the exchange notes. Therefore, the exchange notes will be effectively subordinated to all of our subsidiaries’ liabilities. Our subsidiaries’ lenders will have the right to be paid before you from any cash received or held by our subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, such subsidiary may not have sufficient assets remaining to make payments to us. As of March 31, 2003, all of our outstanding debt and other liabilities, other than the initial notes, our $100.0 million loan from Insight Communications, our existing 9¾% senior notes due 2009 and our 10½% senior notes due 2010, totaled approximately $1.9 billion, all of which is senior in payment to the exchange notes. Additionally, the indenture governing the exchange notes permits our subsidiaries to incur additional indebtedness, including secured indebtedness, under certain circumstances.

We and our subsidiaries may still be able to incur substantially more debt which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional debt in the future. If we or our subsidiaries do so, the risks described above could intensify. The terms of the indenture governing the exchange notes do not fully prohibit us or our subsidiaries from doing so. We have the ability to draw upon the $283.0 million of unused availability under the Insight Midwest Holdings credit facility as of March 31, 2003 to fund any shortfall resulting from the inability of our cash from operations to fund our capital expenditures, meet our debt service requirements or otherwise fund our operations. We expect to continue to borrow under this facility.

We may not be able to generate enough cash to service our debt.

Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flows from operations or that future distributions will be available to us in amounts sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The Insight Midwest Holdings’ credit facility requires us to comply with various financial and operating restrictions which could limit our ability to compete as well as our ability to expand.

The Insight Midwest Holdings’ credit facility contains covenants that restrict Insight Midwest Holdings’ subsidiaries’ ability to:

•	distribute funds or pay dividends to us;

•	incur additional indebtedness or issue additional equity;

•	repurchase or redeem equity interests and indebtedness;

•	pledge or sell assets or merge with another entity;

•	create liens; and

•	make certain capital expenditures, investments or acquisitions.

Such restrictions could limit our ability to compete as well as our ability to expand. The ability of Insight Midwest Holdings’ subsidiaries to comply with these provisions may be affected by events beyond our control. If they were to breach any of these covenants, they would be in default under the credit facility and they would be prohibited from making distributions to us.

We may not be able to finance a change of control offer required by the indenture.

If we were to experience a change of control, the indenture governing the exchange notes, which also governs our existing 9¾% senior notes due 2009, requires us to purchase all of the exchange notes and our existing 9¾% senior notes due 2009 then outstanding at 101% of their principal amount, plus accrued interest to the date of repurchase. A change of control under such indenture would also constitute a change of control under the indenture governing our 10½% senior notes due 2010, pursuant to which we would be required to offer to repurchase those exchange notes. If a change of control were to occur, we cannot assure you that we would have sufficient funds to purchase the exchange notes, our existing 9¾% senior notes or our 10½% senior notes. In fact, we expect that we would require third-party financing, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all.

The Insight Midwest Holdings’ credit facility restricts our ability to repurchase the exchange notes, even when we are required to do so by the indenture in connection with a change of control. A change of control could therefore result in a default under such credit facilities and could cause the acceleration of our debt or any debt of our subsidiaries. The inability to repay such debt, if accelerated, and to purchase all of the tendered notes, would constitute an event of default under the indenture.

The exchange notes will be treated as having been issued with original issue discount.

The initial notes were sold, and the exchange notes will be treated as having been issued, at a discount from their stated principal amount at maturity. Because the discount exceeds a statutorily defined de minimus amount, the initial notes have been and the exchange notes will be treated for U.S. federal income tax purposes as having been issued with original issue discount. Therefore, you will be required to include original issue discount in your gross income on a constant yield method in advance of the cash payments to which such income is attributable.

If a bankruptcy case is commenced by or against us under the U.S. Bankruptcy Code after the issuance of the exchange notes, the claim of a holder of exchange notes would likely be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the original issue discount that is not deemed to constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not accrued as of any such bankruptcy filing would constitute “unmatured interest.”

If the exchange notes provide holders with a yield to maturity that equals or exceeds the Treasury-based interest rate in effect for the month of the issuance of the notes plus five percentage points and the exchange notes have “significant original issue discount,” then original issue discount with respect to the exchange notes will not be deductible until paid. In the event that such yield to maturity exceeds such Treasury-based interest rate plus six percentage points, then the portion of such original issue discount that exceeds the Treasury-based interest rate plus six percentage points will not be deductible on a permanent basis.

Risks of our Business

We have a history of net losses, and may not be profitable in the future.

We have a history of net losses and expect to incur additional net losses in the future. We incurred a net loss before accruals of preferred interests of $132.1 million for the year ended December 31, 2000, $263.2 million for the year ended December 31, 2001, $42.0 million for the year ended December 31, 2002 and $14.9 million for the three months ended March 31, 2002. We recorded net income before accruals of preferred interests of $15.7 million for the three months ended March 31, 2003.

We have and will continue to have a substantial amount of interest expense in respect of debt incurred and depreciation and amortization expenses relating to acquisitions of cable systems as well as expansion and upgrade programs. Such expenses have contributed to the net losses we experienced. We expect that we will continue to incur such non-operating expenses at increased levels as a result of our recent acquisitions and our network upgrade program, which expenses will result in continued net losses.

Our manager may in the future manage cable systems other than our cable systems, which may divert management resources from the management of our systems and could give rise to conflicts of interest.

Our manager has in the past and may in the future manage cable systems other than ours. Management of other cable systems would require our manager to devote a significant portion of its personnel and other resources to the management of such other cable systems. As a result, the attention of our manager’s senior executive officers and key personnel may be diverted from the management of our cable systems and the allocation of management resources between our cable systems and such new systems could give rise to conflicts of interest.

We could face considerable business and financial risk in implementing our acquisition strategy.

As part of our strategy of pursuing value-enhancing transactions, we intend to seek to swap or acquire systems that strategically fit our clustering and operating strategy. Although we regularly engage in discussions with respect to possible acquisitions and joint ventures, we do not currently have any understandings, commitments or agreements relating to any acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations.

Risks we could face with respect to acquisitions include:

•	difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

•	risks of entering markets in which we have no or limited prior experience;

•	diversion of management’s attention away from other business concerns; and

•	expenses of any undisclosed or potential legal liabilities of the acquired company.

The risks associated with acquisitions could have a material adverse effect upon our business, financial condition and results of operations. We cannot assure that we will be successful in consummating future acquisitions on favorable terms or at all.

Our programming costs are substantial and they may increase, which could result in a decrease in profitability if we are unable to pass that increase on to our customers.

In recent years the cable industry has experienced a rapid escalation in the cost of programming, and sports programming in particular. For 1998 through 2002, programming costs increased significantly. Our cable programming services are dependent upon our ability to procure programming that is attractive to our customers at reasonable rates. Programming costs may continue to escalate and we may not be able to pass programming cost increases on to our customers. Our financial condition and results of operations could be negatively affected by further increases in programming costs. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 49% of the total programming and other operating costs, selling, general and administrative expenses and management fees for our systems for the three months ended March 31, 2003.

We are uncertain whether the recent acquisition by Comcast of AT&T’s broadband business will have an adverse effect on our future financial and operating results, and whether it will affect our telephone services contract or programming costs.

Until recently, we were owned 50% by our manager, as general partner, and 50% by an indirect subsidiary of AT&T Broadband, as limited partner. AT&T Broadband was a fully integrated business unit of AT&T Corp. As a result of Comcast’s acquisition of AT&T Broadband on November 18, 2002, a new senior management team comprised principally of individuals that prior to the transaction operated the Comcast cable properties will exercise significant control over decisions relating to our limited partner. Our partnership agreement prohibits us from taking certain actions without the approval of the limited partner. Accordingly, we will be dependent upon the discretion of our limited partner’s new management in obtaining approval for certain significant transactions.

Our long-term agreement with Comcast Cable to facilitate the delivery of local telephone services uses switching and transport facilities obtained through Comcast Cable and our local network infrastructure, on which Comcast Cable leases capacity for a fee. Subsidiaries of Comcast Cable are the regulated telephone providers of the telephone services that we market to customers. We are unable to predict whether the new management of Comcast Cable will affect our contractual relationship for the provision of telephone services. Furthermore, there can be no assurance Comcast Cable will continue to carry out its obligations under our telephone agreements, whether with respect to existing or future deployments.

All of our existing deployments of telephone services are marketed under the “AT&T Broadband Digital Phone” brand. Following Comcast’s acquisition of the broadband business of AT&T Corp., the continued licensing to us of the AT&T Broadband Digital Phone brand is uncertain. We are unable to predict whether the inability to market telephone services using the AT&T Broadband Digital Phone brand would have an adverse effect on the future results of our telephone operations.

We have relied in the past on our contractual arrangements with affiliates of AT&T Broadband for the purchase of certain programming services for our systems at what we believe are attractive rates. As a result of Comcast’s acquisition of AT&T Broadband, Comcast and AT&T Broadband in many cases have long-term agreements, in some cases with the same counterparties, for the same services and products, such as programming. In the cases where there are separate agreements with the same counterparties, Comcast is presently evaluating whether such agreements apply only to the operations to which they have historically applied or whether instead one of the two contracts will apply to the operations of both companies and the other contract will be terminated. We are unable to determine whether such matters will have an adverse effect on our programming costs.

Risks of our Industry

The competition we face from other cable networks and alternative service providers may cause us to lose market share.

The impact from competition, particularly from direct broadcast satellite television systems and companies that overbuild in our market areas, has resulted in a decrease in customer growth rates as well as a loss of subscribers. The industry growth rate for basic customers for the years ended December 2002 and 2001 was 5.7% and 1%, respectively, while satellite penetration as of December 2002 averaged 15.8% nationwide, slightly down from 16.5% in December 2001. This in turn has negatively impacted our financial performance. Increased competition may continue to impact our financial performance. Many of our potential competitors have substantially greater resources than we do, and we cannot predict the market share our competitors will eventually achieve, nor can we predict their ability to develop products which will compete with our planned new and enhanced products and services such as high-speed data access, video-on-demand and telephone services.

Direct broadcast satellite service consists of television programming transmitted via high-powered satellites to individual homes, each served by a small satellite dish. Legislation permitting direct broadcast satellite operators to transmit local broadcast signals was enacted on November 29, 1999. This eliminates a significant competitive advantage that cable system operators have had over direct broadcast satellite operators. Direct broadcast satellite operators have begun delivering local broadcast signals in the largest markets and there are plans to expand such carriage to many more markets over the next year.

Since our cable systems are operated under non-exclusive franchises, competing operators of cable systems and other potential competitors, such as municipalities and municipal utility providers, may be granted franchises to build cable systems in markets where we hold franchises. Competition in geographic areas where a secondary franchise is obtained and a cable network is constructed is called “overbuilding.” As of March 31, 2003, approximately 9.2% of the homes passed by our cable systems were overbuilt. Also as of March 31, 2003, an affiliate of Vectren Corporation (formerly Southern Indiana Gas and Electric Co.) had overbuilt our Evansville, Indiana system and passed approximately 82,300 homes also passed by us. In addition, Knology, Inc. has obtained a franchise to provide cable television service in the City of Louisville, Kentucky, where we operate a system, although they have not constructed a cable system. In addition, as of March 31, 2003, WideOpenWest had overbuilt our Columbus, Ohio system and passed approximately 129,400 homes also passed by us. In our Illinois systems, the city of Springfield is considering a municipal overbuild. We cannot predict what effect competition from these or future competitors will have on our business and operations.

We will face competition from providers of alternatives to our Internet and telephone services.

Several telephone companies are introducing digital subscriber line technology (also known as DSL), which allows Internet access over traditional phone lines at data transmission speeds greater than those available by a standard telephone modem. Although these transmission speeds are not as great as the transmission speeds of a cable modem, we believe that the transmission speeds of digital subscriber line technology are sufficiently high that such technology will compete with cable modem technology. We cannot predict the impact DSL technology will have on our Internet access services or on our operations.

As we expand our offerings to include telephone services, the telephone services we deliver will be subject to competition from existing providers, including both local exchange telephone companies and long-distance carriers. We cannot predict the extent to which the presence of these competitors will influence customer penetration in our telephone service areas.

We expect that the most significant competitors for our Internet access and telephone service offerings will be the existing local exchange telephone companies as well as resellers using the local exchange telephone companies’ networks. These competitors are currently the predominant providers of Internet and telephone services in our markets.

We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

The U.S. Congress and the Federal Communications Commission have been asked to require cable operators to provide access over their cable systems to other Internet service providers. If we are required to provide open access, it could prohibit us from entering into or limit our existing agreements with Internet service providers, adversely impact our anticipated revenues from high-speed Internet access services and complicate marketing and technical issues associated with the introduction of these services. To date, the U.S. Congress and the Federal Communications Commission have declined to impose these requirements although the FCC has recently issued a notice of proposed rulemaking on this matter. This same open access issue is also being considered by some local franchising authorities and several courts. Franchise renewals and transfers could become more difficult depending upon the outcome of this issue.

Our business has been and continues to be subject to extensive governmental legislation and regulation, and changes in this legislation and regulation could increase our costs of compliance and reduce the profitability of our business.

The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Operating in a regulated industry increases the cost of doing business generally. We may also become subject to additional regulatory burdens and related increased costs. As we continue to introduce additional communications services, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain such licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon such licenses and authorizations that may not be favorable to us.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this prospectus, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Examples of these risks include our history and expectation of future net losses, our substantial debt, changes in laws and regulations, increasing programming costs and competition. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

We received proceeds of approximately $176.9 million from the private offering of the initial notes, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that were repaid to holders of the initial notes in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million, and reflects a bond discount of $8.8 million that is being amortized through October 2009. We used the net proceeds to repay a portion of the outstanding revolving loans under the credit facility of Insight Midwest Holdings.

The revolving loans under the Insight Midwest Holdings credit facility mature in June 2009, with quarterly reductions in the amount of outstanding revolving credit loans and commitments commencing March 2004. The weighted average interest rate for loans outstanding under the revolving credit loans was 3.8% as of March 31, 2003. Borrowings under the revolving credit facility were used for general corporate purposes, including upgrades of our network.

SELECTED FINANCIAL DATA

In the table below, we provide you with our selected consolidated historical financial and other data, including our predecessors, as of and for the five years ended December 31, 2002 and for the three months ended March 31, 2003 and 2002. We have prepared the selected financial information using:

•	our audited financial statements for the three years ended December 31, 2002;

•	our audited financial statements for the year ended December 31, 1999, which includes the Insight Communications Midwest (formerly known as Insight Communications of Indiana) systems for the year ended December 31, 1999 and the Insight Kentucky systems from October 1, 1999 (date of acquisition) through December 31, 1999;

•	our audited financial statements of Insight Communications Midwest for the period from November 1, 1998 through December 31, 1998, which includes the Insight Communications Midwest systems which were contributed by Insight LP and AT&T Broadband as of October 31, 1998;

•	our audited financial statements for the Noblesville, Jeffersonville and Lafayette, Indiana cable television systems for the ten-month period ended October 31, 1998; and

•	our unaudited financial statements for the three months ended March 31, 2003 and 2002.

When you read this selected consolidated historical financial and other data, it is important that you read along with it the historical financial statements and related notes in our consolidated financial statements included in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” also included in this prospectus.

In accordance with the adoption of SFAS No. 142, beginning January 1, 2002, we no longer record amortization expense associated with franchise costs, goodwill and other indefinite lived intangible assets. This change in accounting would have resulted in a net income (loss) of $(72.1) million, $(49.4) million, $(15.7) million and $8.9 million for each of the years ended December 31, 2001, 2000, 1999 and 1998. In addition, certain prior period amounts have been reclassified to conform to the current period presentation.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002
						(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues	$808,925	$726,663	$392,680	$208,156	$59,370	$214,295	$191,686
Operating costs and expenses:
Programming and other operating costs	277,327	257,602	133,214	60,624	14,658	79,533	69,115
Selling, general and administrative	153,620	134,713	72,466	44,100	10,729	40,005	36,106
Management fees	23,593	20,616	10,964	5,932	1,662	6,296	5,420
High-speed data charges	4,116	3,785	—	—	—	—	4,116
Depreciation and amortization	211,837	373,030	195,669	109,110	24,788	53,568	47,301

Total operating costs and expenses	670,493	789,746	412,313	219,766	51,837	179,402	162,058

Operating income (loss)	138,432	(63,083)	(19,633)	(11,610)	7,533	34,893	29,628
Other income (expense):
Loss from early extinguishment of debt	—	(10,315)	—	—	—	—	—
Gain on cable system exchange	—	—	—	—	—	26,992	—
Interest expense	(180,465)	(188,609)	(113,054)	(51,235)	(5,862)	(46,292)	(44,586)
Interest income	176	809	919	335	38	35	50
Other	(187)	(1,998)	(342)	(167)	(91)	25	3

Total other expense	(180,476)	(200,113)	(112,477)	(51,067)	(5,915)	(19,240)	(44,533)

Net income (loss)	(42,044)	(263,196)	(132,110)	(62,677)	1,618	15,653	(14,905)
Accrual of preferred interests	(20,107)	(19,432)	—	—	—	(5,150)	(4,955)

Net income (loss) attributable to partners	(62,151)	(282,628)	(132,110)	(62,677)	1,618	10,503	(19,860)

Other Financial Data:
OCF(1)	$350,269	$309,947	$176,036	$97,500	$32,321	$88,461	$76,929
OCF margin(2)	43.3%	42.7%	44.8%	46.8%	54.4%	41.3%	40.1%
Capital expenditures	$280,027	$319,956	$196,103	$107,901	$25,454	$39,747	$45,443
Net cash provided by operating activities	170,179	161,536	60,151	102,917	41,375	61,853	37,833
Net cash used in investing activities	290,165	399,995	199,812	110,440	26,052	66,843	54,305
Net cash provided by financing activities	117,777	244,870	109,400	21,627	4,318	20,750	122,665
Ratio of earnings to fixed charges(3)	—	—	—	—	1.3	1.3	—
Balance Sheet Data:
Cash and cash equivalents	$9,937	$12,146	$5,735	$35,996	$19,493	$25,697	$118,339
Fixed assets, net	1,202,003	1,133,627	681,490	596,246	129,776	1,213,221	1,135,261
Total assets	3,626,246	3,561,080	1,699,547	1,706,599	527,332	3,678,966	3,657,737
Total debt, including preferred interests	2,625,416	2,484,075	1,347,523	1,232,000	460,000	2,655,309	2,615,715
Partners’ capital	763,406	820,622	236,437	368,547	44,195	780,649	806,790

	As of March 31, 2003, except where noted
	Indiana Systems	Kentucky Systems	Illinois Systems	Ohio Systems	Total Systems
Technical Data:
Network miles	8,700	10,100	7,700	2,600	29,100
Number of headends	16	5	21	1	43
Number of headends expected upon completion of upgrades during 2003(4)	11	5	19	1	36
Number of headends serving 95% of our customers expected upon completion of our upgrades(4)	3	4	6	1	14
Operating Data:
Homes passed(5)	573,700	834,000	688,000	200,700	2,296,400
Basic customers(6)	329,200	473,900	418,500	87,200	1,308,800
Basic penetration(7)	57.4%	56.8%	60.8%	43.4%	57%
Digital ready homes(8)	297,900	471,200	346,800	81,100	1,197,000
Digital customers(9)	80,600	155,200	69,200	29,800	334,800
Digital penetration(10)	27.0%	32.9%	20.0%	36.8%	28.0%
Premium units(11)	127,700	241,500	182,900	62,000	614,100
Premium penetration(12)	38.8%	51.0%	43.7%	71.1%	46.9%
Cable modem customers(13)	41,500	61,800	45,300	19,600	168,200

(1)	Operating cash flow (“OCF”) represents operating income or loss before depreciation and amortization. We believe that OCF is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, OCF is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our consolidated financial statements, including our consolidated statements of cash flows, which appear elsewhere in this prospectus.

The following calculations of OCF are not necessarily comparable to similarly titled amounts of other companies:

	Year Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002
						(unaudited)
	(in thousands)
Operating income	$138,432	$(63,083)	$(19,633)	$(11,610)	$7,533	$34,893	$29,628
Adjustment:
Depreciation and amortization	211,837	373,030	195,669	109,110	24,788	53,568	47,301

Operating cash flow(a)	$350,269	$309,947	$176,036	$97,500	$32,321	$88,461	$76,929

(a)	OCF includes high-speed data charges of $4.1 million and $3.8 million for the years ended December 31, 2002 and 2001 and $4.1 million for the three months ended March 31, 2002 that were excluded in previous reports filed by us.

(2)	Represents operating cash flow as a percentage of total revenues.
(3)	Earnings before fixed charges were insufficient to cover fixed charges for Insight Midwest by $14.9 million for the three months ended March 31, 2002 and $42.0 million, $263.2 million, $132.1 million and $62.7 million for the years ended December 31, 2002, 2001, 2000 and 1999. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases considered interest.
(4)	The upgrades of the Illinois systems acquired in 2001 are scheduled to be substantially completed by mid-2003.

(5)	Homes passed are the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.
(6)	Basic customers are customers of a cable television system who receive a package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services, other than premium services, and who are usually charged a flat monthly rate for a number of channels.
(7)	Basic penetration means basic customers as a percentage of total number of homes passed.
(8)	Digital ready homes means the total number of homes passed to which digital service is available.
(9)	Digital customers means customers with a digital converter box.
(10)	Digital penetration means digital service units as a percentage of digital ready homes.
(11)	Premium units means the number of subscriptions to premium services, which are paid for on an individual unit basis.
(12)	Premium penetration means premium service units as a percentage of the total number of basic customers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.
(13)	Cable modem customers means customers receiving high-speed Internet service.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

On July 17, 2000, we entered into a ten-year agreement with AT&T Broadband (now known as Comcast Cable) that allows Comcast Cable to provide telephone services using our local network infrastructure and Comcast Cable’s switching and transport facilities.

On January 5, 2001 (effective January 1, 2001), we completed a series of transactions with Insight LP and certain cable subsidiaries of AT&T Corp. that increased by approximately 530,000 the number of customers we serve. We refer in this prospectus to these transactions, including related bank financing, as the “AT&T transactions.” Specifically, we acquired:

•	all of Insight LP’s systems not already owned by us, including Insight Ohio, serving approximately 175,000 customers, as well as systems which Insight LP acquired from the AT&T cable subsidiaries serving approximately 105,000 customers; and

•	systems from the AT&T cable subsidiaries located in Illinois serving approximately 250,000 customers.

We financed the acquisition of the systems from Insight LP and the AT&T cable subsidiaries by borrowing $685.0 million under the Insight Midwest credit facility.

Results of Operations

Revenues are earned from customer fees for cable television programming services including premium, digital and pay-per-view services and ancillary services, such as rental of converters and remote control devices, installations and from selling advertising. In addition, we earn revenues from providing high-speed internet services and from facilitating the delivery of telephone services as well as from commissions for products sold through home shopping networks.

We have generated increases in revenues and Operating Cash Flow (“OCF”) for each of the past three fiscal years and for the quarterly period ended March 31, 2003 compared to the quarterly period ended March 31, 2002, primarily through a combination of acquisitions, internal customer growth, increases in monthly revenue per customer and growth in advertising and increasingly new revenue from selling new services including high-speed data access, interactive digital video and telephone service.

Although we reported net income during the three months ended March 31, 2003, primarily due to the gain recorded on the swap of our Griffin, Georgia system for the managed systems located in Shelbyville, Kentucky and New Albany, Indiana, we have historically recorded net losses through December 31, 2002. Some of the principal reasons for these net losses include depreciation and amortization associated with our acquisitions and capital expenditures related to the construction and upgrading of our systems, and interest costs on borrowed money. Beginning January 1, 2002, we no longer record amortization expense associated with goodwill and franchise costs; however, we expect to continue to report net losses for the foreseeable future. We cannot predict what impact, if any, continued losses will have on our ability to finance our operations in the future.

The following table is derived for the periods presented from our consolidated financial statements that are included in this prospectus and sets forth certain statement of operations data for our consolidated operations:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(unaudited)
	(in thousands)
Revenue	$808,925	$726,663	$392,680	$214,295	$191,686
Operating costs and expenses:
Programming and other operating costs	277,327	257,602	133,214	79,533	69,115
Selling, general and administrative	153,620	134,713	72,466	40,005	36,106
Management fees	23,593	20,616	10,964	6,296	5,420
High-speed data service charges	4,116	3,785	—	—	4,116
Depreciation and amortization	211,837	373,030	195,669	53,568	47,301

Total operating costs and expenses	670,493	789,746	412,313	179,402	162,058

Operating income (loss)	138,432	(63,083)	(19,633)	34,893	29,628
Operating cash flow	350,269	309,947	176,036	88,461	76,929
Interest expense	180,465	188,609	113,054	46,292	44,586
Net income (loss)	(42,044)	(263,196)	(132,110)	15,653	(14,905)
Net cash provided by operating activities	170,179	161,536	60,151	61,853	37,833
Net cash used in investing activities	290,165	399,995	199,812	66,843	54,305
Net cash provided by financing activities	117,777	244,870	109,400	20,750	122,665

OCF represents operating income or loss before depreciation and amortization. We believe that OCF is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, OCF is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our consolidated financial statements, including our consolidated statements of cash flows, which appear elsewhere in this prospectus.

The following calculations of OCF are not necessarily comparable to similarly titled amounts of other companies:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(unaudited)
	(in thousands)
Operating income (loss)	$138,432	$(63,083)	$(19,633)	$34,893	$29,628
Adjustment:
Depreciation and amortization	211,837	373,030	195,669	53,568	47,301

Operating Cash Flow	$350,269	$309,947	$176,036	$88,461	$76,929

OCF includes high-speed data charges of $4.1 million and $3.8 million for the years ended December 31, 2002 and 2001 and $4.1 million for the three months ended March 31, 2002 that were excluded in previous reports filed by us.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Revenue increased $22.6 million or 12% to $214.3 million for the three months ended March 31, 2003 from $191.7 million for the three months ended March 31, 2002. The increase in revenue was primarily the result of gains in our high-speed data and digital services with revenue increases over the prior year’s quarter of 74% and 24%. In addition, our basic cable service revenue increased 7% primarily due to basic rate increases.

Revenue by service offering were as follows for the three months ended March 31 (in thousands):

	2003		2002
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$130,851	61.1%	$122,306	63.8%
Digital	19,132	8.9%	15,431	8.1%
High-speed data	20,262	9.5%	11,652	6.1%
Premium / analog pay-per-view	14,704	6.9%	15,377	8.0%
Telephone	2,568	1.2%	810.4%
Advertising	12,535	5.8%	11,531	6.0%
Franchise fees	6,701	3.1%	6,389	3.3%
Other	7,542	3.5%	8,190	4.3%

Total	$214,295	100.0%	$191,686	100.0%

RGUs (Revenue Generating Units) were approximately 1,870,000 as of March 31, 2003 compared to approximately 1,689,900 as of March 31, 2002. This represents a growth rate of 11%. On a same store basis, RGUs grew 10% from the prior year quarter. RGUs represent the sum of basic, digital, high-speed data, and telephone customers.

Average monthly revenue per basic customer was $55.15 for the three months ended March 31, 2003, compared to $49.33 for the three months ended March 31, 2002 primarily reflecting the continued successful rollout of new product offerings in all markets. Average monthly revenue per basic customer for high-speed data and digital service increased to $10.13 for the three months ended March 31, 2003, up from $6.97 for the three months ended March 31, 2002.

Programming and other operating costs increased $10.4 million or 15% to $79.5 million for the three months ended March 31, 2003, from $69.1 million for the three months ended March 31, 2002. The increase in programming and other operating costs was primarily the result of increased programming costs for our classic, digital and high-speed internet services due to increased programming rates and customers served as well as additional programming added in our newly rebuilt systems. Programming costs increased 10% for the three months ended March 31, 2003 from the three months ended March 31, 2002.

Selling, general and administrative expenses increased $3.9 million or 11% to $40.0 million for the three months ended March 31, 2003, from $36.1 million for the three months ended March 31, 2002. The increase in selling, general and administrative expenses was primarily the result of increased costs related to salaries and benefits due to increased headcount in our telephone and customer service groups. Additionally, the increase is related to a decrease in funds received for marketing support (recorded as a reduction to selling, general and administrative expenses) for the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

Management fees increased $876,000 or 16% to $6.3 million for the three months ended March 31, 2003 from $5.4 million for the three months ended March 31, 2002. Management fees, equal to approximately 3% of revenues, are paid to Insight LP.

High-speed data service charges were incurred through February 28, 2002 as a result of payments made to At Home Corporation (“@Home”), the former provider of high-speed internet services for all of our systems, except for those located in Ohio. On September 28, 2001, @Home filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim service arrangement that required us to pay $10.0 million to @Home to extend service for three months through February 28, 2002. As a result of this arrangement we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered through February 28, 2002.

Depreciation and amortization expense increased $6.3 million or 13% to $53.6 million for the three months ended March 31, 2003, from $47.3 million for the three months ended March 31, 2002. The increase in depreciation and amortization expense was primarily the result of additional capital expenditures through March 31, 2003 to support the continued rebuild of our Illinois systems and the rollout of new digital, high-speed data and telephone services to existing rebuilt systems.

OCF increased $11.5 million or 15% to $88.5 million for the three months ended March 31, 2003, from $76.9 million for the three months ended March 31, 2002. The increase is primarily due to increased basic, digital and high-speed data revenue, partially offset by increases in programming and other operating costs and selling, general and administrative costs. In addition, the increase in OCF is also attributable to the absence of high-speed data service charges to @Home for the three months ended March 31, 2003 that were previously included in the adjustments to OCF during the three months ended March 31, 2002.

Interest expense remained relatively flat for the three months ended March 31, 2003 compared to the three months ended March 31, 2002. Interest expense increased $1.7 million or 4% primarily as a result of interest recorded on our inter-company note during the three months ended March 31, 2003 that was absent during the three months ended March 31, 2002. For the three months ended March 31, 2003 and 2002 our average interest rate was 7.4% and 7.3%. Additionally, our average outstanding debt was $2.45 billion and $2.36 billion for the three months ended March 31, 2003 and 2002.

For the three months ended March 31, 2003, net income was $15.7 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue increased $82.3 million or 11% to $808.9 million for the year ended December 31, 2002 from $726.7 million for the year ended December 31, 2001. The increase in revenue was primarily the result of gains in our high-speed data and digital services with revenue increases over the prior year period of 65% and 40%. In addition, our basic cable service revenue increased primarily due to basic cable rate increases.

Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2002		2001
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$506,128	62.6%	$474,995	65.4%
Digital	66,124	8.2%	47,134	6.5%
High-speed data	58,968	7.3%	35,825	4.9%
Premium/analog pay-per-view	60,349	7.5%	61,727	8.5%
Telephone	5,068.5%		869.1%
Advertising sales	53,415	6.6%	46,907	6.5%
Franchise fees	25,762	3.2%	23,959	3.3%
Other	33,111	4.1%	35,247	4.8%

Total	$808,925	100.0%	$726,663	100.0%

RGUs (Revenue Generating Units) were approximately 1,798,900 as of December 31, 2002 compared to approximately 1,640,200 as of December 31, 2001. This represents a growth rate of 10%. RGUs represent the sum of basic, digital, high-speed data and telephone customers.

Average monthly revenue per basic customer was $52.18 for the year ended December 31, 2002 compared to $47.37 for the year ended December 31, 2001, primarily reflecting the continued successful rollout of new product offerings in all markets. Average monthly revenue per basic customer for high-speed data and interactive digital video increased to $8.07 for the year ended December 31, 2002 from $5.41 for the year ended December 31, 2001.

Programming and other operating costs increased $19.7 million or 8% to $277.3 million for the year ended December 31, 2002 from $257.6 million for the year ended December 31, 2001. The increase in programming and other operating costs was primarily the result of increased programming rates for our classic and digital service as well as for additional programming added in rebuilt systems offset by decreases in high-speed data costs. Programming costs increased 11% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Selling, general and administrative expenses increased $18.9 million or 14% to $153.6 million for the year ended December 31, 2002 from $134.7 million for the year ended December 31, 2001. The increase in selling, general and administrative expenses was primarily the result of increased customer service and insurance costs partially offset by a decrease in marketing costs.

Management fees are directly related to revenue as these fees are calculated as approximately 3% of revenues.

On September 28, 2001, At Home Corporation (“@Home”), the former provider of high-speed internet services for all of our systems except for those located in Ohio, filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002, which was recorded as expense ratably over this three-month period.

As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, as of December 31, 2001, we recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. Additionally, we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered during the three months ended March 31, 2002. These additional costs are included in high-speed data service charges in our statement of operations.

Depreciation and amortization expense decreased $161.2 million or 43% to $211.8 million for the year ended December 31, 2002 from $373.0 million for the year ended December 31, 2001. The decrease in depreciation and amortization expense was primarily the result of ceasing the amortization of goodwill and indefinite lived intangible assets associated with the adoption of SFAS No. 142, effective January 1, 2002. This was partially offset by an $11.1 million write-down of the carrying value of current video-on-demand equipment, which was replaced as of December 31, 2002 in connection with our transition to a new video-on-demand service provider.

OCF increased $40.3 million or 13% to $350.3 million for the year ended December 31, 2002 from $313.7 million for the year ended December 31, 2001. This increase was primarily due to increased digital and high-speed data revenue, partially offset by increases in programming and other operating costs and selling, general and administrative costs.

Interest expense decreased $8.1 million or 4% to $180.5 million for the year ended December 31, 2002 from $188.6 million for the year ended December 31, 2001. This decrease was the result of lower interest rates, which averaged 7.4% for the year ended December 31, 2002, compared to 8.5% for the year ended December 31, 2001, partially offset by higher outstanding debt.

For the year ended December 31, 2002, the net loss was $42.0 million primarily for the reasons set forth above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue increased $334.0 million or 85% to $726.7 million for the year ended December 31, 2001 from $392.7 million for the year ended December 31, 2000. The increase in revenue was primarily the result of the cable systems acquired in the AT&T transactions, including the Ohio Systems. The incremental revenue generated by the cable systems acquired in the AT&T transactions approximated $293.3 million, which represents 88% of the increase in consolidated revenue. Excluding the systems acquired in the AT&T transactions, revenue increased $40.7 million or 10% largely due to the sale of new services, and revenue for digital and high-speed data increased by $27.0 million, a combined 136% growth rate.

Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2001		2000
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$474,995	65.4%	$270,733	68.9%
Digital	47,134	6.5%	11,287	2.9%
High-speed data	35,825	4.9%	8,671	2.2%
Premium/analog pay-per-view	61,727	8.5%	38,936	9.9%
Telephone	869.1%		—	—
Advertising sales	46,907	6.5%	27,385	7.0%
Franchise fees	23,959	3.3%	12,960	3.3%
Other	35,247	4.8%	22,708	5.8%

Total	$726,663	100.0%	$392,680	100.0%

Average monthly revenue per basic customer was $47.37 for the year ended December 31, 2001 compared to $44.11 for the year ended December 31, 2000 primarily reflecting the continued successful rollout of new product offerings in the Indiana, Kentucky and Ohio markets. Average monthly revenue per basic customer for high-speed data and interactive digital video increased to $5.41 for the year ended December 31, 2001 from $2.08 for the year ended December 31, 2000. Excluding the systems acquired in the AT&T transactions, the number of high-speed data service customers increased to approximately 48,000 as of December 31, 2001 from approximately 23,600 as of December 31, 2000, while digital customers increased to approximately 168,300 as of December 31, 2001 from approximately 74,900 as of December 31, 2000.

Programming and other operating costs increased $124.4 million or 93% to $257.6 million for the year ended December 31, 2001 from $133.2 million for the year ended December 31, 2000. The increase in programming and other operating costs was primarily the result of the cable systems acquired in the AT&T transactions. The incremental expense resulting from the acquisition of these systems approximated $102.4 million, which represents 82% of the increase in programming and other operating costs. Excluding these systems, programming and other operating costs increased by approximately $22.0 million or 17%, primarily as a result of increased programming rates and additional programming.

Selling, general and administrative expenses increased $62.2 million or 86% to $134.7 million for the year ended December 31, 2001 from $72.5 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses was primarily the result of the cable systems acquired in the AT&T transactions. The incremental expense resulting from the acquisition of these systems approximated $56.6 million, which represents 91% of the increase in selling, general and administrative costs. Excluding these systems, selling, general and administrative costs increased by approximately $5.6 million or 8%, primarily reflecting increased marketing activity and corporate expenses associated with new service introductions.

Management fees are directly related to revenue as these fees are calculated as approximately 3% of revenues.

High-speed data service charges were incurred in the year ended December 31, 2001 as a result of payments made to @Home. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that is being recorded into expense ratably over the three-month period. As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, we have recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. These additional costs are included in high-speed data service charges in our statement of operations.

Depreciation and amortization expense increased $177.4 million or 91% to $373.0 million for the year ended December 31, 2001 from $195.7 million for the year ended December 31, 2000. The increase in depreciation and amortization expense was primarily the result of the cable systems acquired in the AT&T transactions. The incremental expense resulting from the acquisition of these systems approximated $144.4 million, which represents 81% of the increase in depreciation and amortization expense. Excluding these systems, depreciation and amortization expense increased by approximately $33.0 million or 17%, primarily due to capital expenditures made to rebuild our existing cable equipment, roll-out new product offerings and add telephony capabilities to our network.

OCF increased $133.9 million or 76% to $309.9 million for the year ended December 31, 2001 from $176.0 million for the year ended December 31, 2000. This increase was primarily due to the result of the cable systems acquired in the AT&T transactions.

Interest expense increased $75.6 million or 67% to $188.6 million for the year ended December 31, 2001 from $113.1 million for the year ended December 31, 2000. The increase in interest expense was primarily the result of higher outstanding debt resulting from the cable systems acquired in the AT&T transactions and funding of capital expenditures during the past year offset by lower average interest rates.

For the year ended December 31, 2001, the net loss was $263.2 million primarily for the reasons set forth above.

Liquidity and Capital Resources

Our business requires cash for operations, debt service, capital expenditures and acquisitions. The cable television business has substantial on-going capital requirements for the construction, expansion and maintenance of its broadband networks. Expenditures have been made for various purposes including the upgrade of our existing cable network, and in the future will be used for network extensions, new services, converters and network upgrades. Historically, we have been able to meet our cash requirements with cash flow from operations, borrowings under our credit facilities and issuances of private and public debt.

Cash provided by operations for the three months ended March 31, 2003 and 2002 was $61.9 million and $37.8 million. Cash provided by operations for the years ended December 31, 2002 and 2001 was $170.2 million and $161.5 million. These increases were primarily attributable to the timing of cash receipts and payments related to working capital accounts.

Cash used in investing activities for the three months ended March 31, 2003 and 2002 was $66.8 million and $54.3 million. The increase was primarily attributable to the swap of our Griffin, Georgia system for the managed Shelbyville, Kentucky and New Albany, Indiana systems owned by Comcast of Montana/Indiana/Kentucky/Ohio offset by reduced capital spending during the first quarter of 2003. Cash used in investing activities for the years ended December 31, 2002 and 2001 was $290.2 million and $400.0 million. The decrease was primarily attributable to a decrease in capital expenditures and the absence of significant cable television system acquisitions in 2002.

Cash provided by financing activities for the three months ended March 31, 2003 and 2002 was $20.8 million and $122.7 million. The decrease was primarily attributable to lower net borrowings from the Insight Midwest Holdings credit facility during the three months ended March 31, 2003, a $1.3 million principal repayment of the Insight Ohio credit facility on March 31, 2003 and the absence of borrowings from our manager under an inter-

company loan. We contributed $7.0 million to Insight Ohio during the three months ended March 31, 2003 and 2002. Cash provided by financing activities for the years ended December 31, 2002 and 2001 was $117.8 million and $244.9 million. The decrease was primarily attributable to lower net borrowings from credit facilities in 2002 and the absence of significant cable television system acquisitions in 2002.

For the three months ended March 31, 2003 and 2002 and for the years ended December 31, 2002 and 2001, we spent $39.7 million, $45.4 million, $280.0 million and $320.0 million in capital expenditures largely to support our plant rebuild in Illinois, which is expected to be substantially complete by mid-2003, telephone deployment and success-based capital including interactive digital and high-speed data expansion. For the year ending December 31, 2003, it is anticipated that we will spend approximately $217.5 million on capital expenditures.

We have concluded a number of financing transactions, which fully support our operating plan. These transactions are detailed as follows:

On October 1, 1999, in connection with our formation and the acquisition of a 50% interest in the Kentucky systems, we completed an offering of $200.0 million principal amount of its 9¾% senior notes due 2009. The net proceeds of the offering were used to repay certain outstanding debt of the Kentucky systems. On November 6, 2000, we completed an offering of $500.0 million principal amount of our 10½% senior notes due 2010. The net proceeds of the offering of $486.0 million were used to repay a portion of the Indiana and Kentucky credit facilities. Interest on the 9¾% senior notes is payable on April 1 and October 1 of each year and interest on the 10½% senior notes is payable on May 1 and November 1 of each year. The indentures relating to these senior notes impose certain limitations on our ability to, among other things, incur debt, make distributions, make investments and sell assets.

On January 5, 2001, we consummated the AT&T transactions with Insight LP and the AT&T cable subsidiaries. As a result of these AT&T transactions, additional cable television systems serving approximately 530,000 customers were contributed to us. In conjunction with the AT&T transactions, our subsidiary, Insight Midwest Holdings, LLC, which serves as a holding company for all of our systems other than the Columbus, Ohio system, consummated on January 5, 2001 a $1.75 billion credit facility from which it borrowed $663.0 million to repay the then-existing credit facilities and $685.0 million to finance the AT&T transactions. In connection with the financing of the AT&T Transactions, Insight LP borrowed approximately $20.0 million from Insight Midwest Holdings pursuant to a three-year revolving note. On February 15, 2001, Insight LP repaid the note, in full, including interest.

The Insight Midwest Holdings credit facility permits the distribution of cash from Insight Midwest Holdings’ subsidiaries to enable us to pay principal and interest on our 9¾% senior notes and 10½% senior notes, so long as there exists no default under the credit facility. The Insight Midwest Holdings credit facility contains covenants restricting, among other things, the ability of Insight Midwest Holdings and its subsidiaries to acquire or dispose of assets, make investments and engage in transactions with related parties. The facility also requires compliance with certain financial ratios and contains customary events of default. As of March 31, 2003, we were in compliance with the Insight Midwest Holdings credit facility’s covenant requirements. Given current operating conditions and projected results of operations, we anticipate continued compliance under this credit facility agreement for the foreseeable future.

We acquired all of the common equity interests of Insight Ohio as part of the AT&T transactions. Insight Ohio is an unrestricted subsidiary under the indentures governing our notes, and is prohibited by the terms of its indebtedness from making distributions to us. Insight Ohio has a $25.0 million reducing revolving credit facility that supports the Ohio system. The facility requires principal payments commencing in March 2003 through September 2004. As of March 31, 2003, $23.8 million was outstanding under this credit facility. We have determined that Insight Ohio’s cash flow from operations will not be sufficient to finance its operating and capital requirements, debt service requirements and preferred interest distributions for 2003. As such, we have committed to provide capital contributions to fund the cash requirements of Insight Ohio through December 31, 2003. Given current operating conditions and projected results of operations, we anticipate full compliance with this credit facility agreement for the foreseeable future.

Insight Holdings of Ohio LLC, our wholly owned subsidiary, owns 100% of the common equity of Insight Ohio and Coaxial Communications of Central Ohio, Inc. owns 100% of the preferred equity of Insight Ohio. Such common and preferred equity was issued in August 1998 as part of a financing plan which resulted in (i) Coaxial Communications contributing the Ohio system to Insight Ohio, (ii) Coaxial Communications and Phoenix

Associates, an affiliate of Coaxial Communications, issuing $140.0 million principal amount of 10% senior notes due 2006, (iii) Coaxial LLC and Coaxial Financing Corp., an affiliate of Coaxial LLC, issuing $55.9 million principal amount at maturity of 12 7/8% senior discount notes due 2008 and (iv) the Coaxial 10% senior notes and the Coaxial 12 7/8% senior discount notes being conditionally guaranteed by Insight Ohio.

Interest on the Coaxial 10% senior notes is payable on February 15 and August 15 of each year. The indenture governing the Coaxial 10% senior notes imposes certain limitations on the ability of Coaxial Communications, Phoenix and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. Interest on the Coaxial 12 7/8% senior discount notes does not accrue and is not payable prior to August 15, 2003. Thereafter, cash interest on the Coaxial 12 7/8% senior discount notes will be payable on February 15 and August 15 of each year, commencing on February 15, 2004. The indenture governing the Coaxial 12 7/8% senior discount notes imposes certain limitations on the ability of Coaxial LLC, Coaxial Financing, Coaxial Communications and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. The ability of Coaxial to make scheduled payments with respect to the 10% senior notes and 12 7/8% senior discount notes will depend on the financial and operating performance of Insight Ohio. The distributions on the Series A and B Preferred Interests equal the interest payments on the senior notes and senior discount notes.

On March 28, 2002, we borrowed $100.0 million from our manager, $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with amendments to the facility, and $3.0 million of which was contributed to Insight Ohio on March 28, 2002. Insight Midwest Holdings is permitted to make distributions to us for the purpose of repaying the $100.0 million loan so long as there is no default under the Insight Midwest Holdings credit facility. The loan to us bears annual interest of 9%, compounded semi-annually, has a scheduled maturity date of January 31, 2011 and permits prepayments.

On December 17, 2002, we completed a $185.0 million add-on offering under the 9¾% senior notes indenture. We received proceeds of $176.9 million, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that was repaid to holders of the bonds in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million and reflects a bond discount of $8.8 million that is being amortized through October 2009. The proceeds of this offering were used to repay a portion of the outstanding revolving loans under the Insight Midwest Holdings Credit Facility. Since this add-on offering occurred under the 9¾% senior notes indenture, these additional debt securities and the previous 9¾% senior notes are considered a single series of senior notes with identical terms.

We have a substantial amount of debt. Our high level of debt could have important consequences for you. Our principal source of cash is derived from our subsidiaries’ operations and borrowings which we use to pay our obligations. We believe that the Insight Midwest Holdings credit facility, cash on-hand and our cash flow from operations are sufficient to support our current operating plan. We have the ability to draw upon the $283.0 million of unused availability under the Insight Midwest Holdings Credit Facility as of March 31, 2003 to fund any shortfall resulting from the inability of our cash from operations to fund our capital expenditures, meet our debt service requirements or otherwise fund our operations.

The following table summarizes our contractual obligations and commitments, excluding interest, preferred dividends and commitments for programming, as of March 31, 2003, including periods in which the related payments are due (in thousands):

	Long-Term Debt	Preferred Interests	Operating Leases	Total
2003	$3,750	$—	$1,953	$5,703
2004	80,000	—	1,884	81,884
2005	81,250	—	1,265	82,515
2006	81,250	140,000	938	222,188
2007	81,250	—	475	81,725
Thereafter	2,148,250	55,869	904	2,205,023

Total cash obligations	$2,475,750	$195,869	$7,419	$2,679,038

Recent Accounting Pronouncements

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, to report gains and losses from extinguishments of debt as extraordinary items in the income statement. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. In connection with our adoption of this pronouncement on December 31, 2002, we reclassified a loss from early extinguishment of debt of $10.3 million, recorded during the year ended December 31, 2001, to results from continuing operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations

The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. We also utilize appraisal reports issued by independent appraisers. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after the purchase price allocation has been finalized, the change would be recorded in our statement of operations.

Goodwill and Other Identifiable Intangibles

We assess the impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

When we determine that the carrying value of goodwill and other indefinite-lived intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002 we ceased amortizing goodwill and franchise costs arising from acquisitions. In lieu of amortization, we perform an annual impairment analysis. If we determine through the impairment review process that goodwill or franchise costs have been impaired, we would record an impairment charge in our statement of operations.

Fixed Assets

Fixed assets include costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 2 to 30 years. Building improvements are amortized using the straight-line method over shorter of the remaining terms of the leases or the estimated lives of the improvements.

Quantitative and Qualitative Disclosure About Market Risk

Our revolving credit and term loan agreements bear interest at floating rates. Accordingly, we are exposed to potential losses related to changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In order to manage our exposure to interest rate risk, we enter into derivative financial instruments, typically interest rate swaps and collars. The counter-parties to our swap and collar agreements are major financial institutions.

As of March 31, 2003, we had entered into interest rate swaps that approximated $435.0 million, or 29.2%, of our borrowings under all of our credit facilities of which $285.0 million expires in July 2003 and $150.0 million expires in August 2004. A hypothetical 100 basis point increase in interest rates along the entire interest rate yield curve would increase our annual interest expense by approximately $10.6 million.

Additionally, in February 2003, we entered into two interest rate swap agreements whereby we swapped fixed rates under our 10½% senior notes due in December 2010 for variable rates equal to six-month LIBOR, plus the applicable margin of approximately 7.7%, on $185.0 million notional value of debt. In May 2003, we settled these swap contracts and received proceeds of $1.8 million.

The fair market value and carrying value of our 9¾% and 10½% senior notes was $921.6 million and $871.1 million as of March 31, 2003. The fair market value of our credit facility borrowings approximates its carrying value as the credit facility borrowings bear interest at floating rates of interest. As of March 31, 2003, the estimated fair value (cost if terminated) of our interest rate swap and collar agreements was approximately ($11.1) million, which represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices and is reflected in our financial statements as other non-current liabilities. Changes in the fair value of derivative financial instruments are either recognized in income or in partners’ capital as a component of accumulated other comprehensive loss depending on whether the derivative financial instruments qualify for hedge accounting.

BUSINESS

Our Manager

Insight Communications Company, Inc. is the ninth largest cable television system operator in the United States based on customers served. Through its wholly owned and managed systems, Insight Communications currently serves approximately 1.4 million customers, all of which are concentrated in the four contiguous states of Indiana, Kentucky, Illinois and Ohio. In addition to its geographic concentration, our manager’s communications network is tightly-grouped, or “clustered,” with approximately 95% of our manager’s customers served from fourteen headends after giving effect to the remaining network upgrades of the Illinois systems expected to be substantially completed by mid-2003. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. A headend processes signals received for distribution to customers over our network. Clustering enables us to efficiently deploy a bundled suite of entertainment, information and communications services. This combination of geographic concentration and clustering has enabled our manager to offer, under the Insight Digital brand, a complete bundle of interactive digital video and high-speed data access, as well as telephone services under the AT&T Broadband Digital Phone brand.

Insight Midwest

We are owned 50% by our manager and 50% by an indirect subsidiary of Comcast Cable Holdings, LLC (formerly known as AT&T Broadband, LLC), which is a subsidiary of Comcast Corporation. Through our subsidiaries, we own and operate cable television systems in Indiana, Kentucky, Illinois and Ohio which pass approximately 2.3 million homes and serve approximately 1.3 million customers. On November 18, 2002, Comcast Corporation acquired the broadband business of AT&T Corp., and presently is the largest cable television system operator in the United States. The transaction did not result in any direct change in our ownership structure. Our manager continues to serve as our general partner and as the manager of all of our systems, and the Comcast Cable subsidiary serves as our limited partner. A new senior management team comprised principally of individuals that prior to the merger operated the Comcast Cable properties will exercise significant control over the decisions relating to our limited partner. We are unable to predict whether the combination of the two companies and the new management of our limited partner will have any affect on our operations or whether we will realize any additional cost savings or other financial or operating benefits as a result of these changes.

As a result of our upgrade efforts, as of March 31, 2003, we estimate that 94% of our customers were passed by our upgraded network, which enables delivery of an advanced suite of entertainment, information and communications services.

We are the largest operator of cable television systems in the State of Indiana. As of March 31, 2003, the Indiana systems passed approximately 573,700 homes and served approximately 329,200 customers. The Indiana systems are located primarily in the university cities of Bloomington, Evansville and Lafayette and demographically desirable areas of suburban Indianapolis. Approximately 97% of the Indiana systems’ customers are served by three headends.

We are also the largest operator of cable television systems in the State of Kentucky. As of March 31, 2003, the Kentucky systems passed approximately 834,000 homes and served approximately 473,900 customers. Our Kentucky systems are located in four of the five largest cities in the state: Louisville, Lexington, Covington and Bowling Green. Approximately 99% of Insight Kentucky’s customers are served by four headends.

We are the second largest operator of cable television systems in the State of Illinois. As of March 31, 2003, our Illinois systems passed approximately 688,000 homes and served approximately 418,500 customers. The Illinois systems are located primarily in mid-sized communities, including Springfield, Rockford, Peoria and Champaign/Urbana. Upon completion of our consolidation of headends, approximately 95% of the Illinois systems’ customers will be served by six headends. The network upgrades and consolidation of headends are expected to be substantially completed during the first half of 2003.

As of March 31, 2003, our Ohio system passed approximately 200,700 homes and served approximately 87,200 customers in the eastern portion of the City of Columbus and the surrounding suburban communities. All of the Ohio system’s customers are served from a single headend. Approximately 92% of the Ohio system’s customers are served by a network upgraded to 870 MHz capacity, and our upgrade efforts are continuing.

Recognizing the opportunities presented by newly available products and services, the strength of our market characteristics and favorable changes in the regulatory environment, we deployed a strategy to become a competitive, full service provider of entertainment, information and communications services for the communities served by our networks. We intend to continue capitalizing on our highly clustered cable television systems to economically upgrade the technological capabilities of our broadband networks in order to deploy enhanced new services.

We believe that an integrated package of existing multi-channel video, new and enhanced products and services, such as interactive digital video, including video-on-demand or near video-on-demand, high-speed Internet access and telephone services, coupled with our commitment to locally focused customer service enhances our ability to acquire and retain customers in a competitive environment while increasing revenues per customer. We believe that the highly clustered nature of our systems also enables us to more efficiently deploy our marketing dollars and maximizes our ability to enhance customer awareness, increase use of our products and services and build brand support. In addition to our broad product offerings, we also emphasize a high level of locally-focused content and customer service. To augment this growth, we will continue to seek strategic acquisitions that fit our clustering and operating strategy.

We have a long-term agreement with Comcast Cable to facilitate the delivery of local telephone services. Under the terms of that agreement, we lease for a fee capacity on our local network to Comcast Cable. We also provide certain services and support for which we receive additional payments. Comcast Cable is responsible for providing the associated switching and transport facilities. Comcast Cable is evaluating its telephony strategy on an ongoing basis. Therefore, we are unable to predict whether the new management of Comcast Cable will affect our contractual relationship for the provision of telephone services to our customers.

We have had a history of generating significant operating losses and net losses and expect to continue to do so for the foreseeable future, primarily as a result of depreciation and amortization expenses associated with our acquisitions and capital expenditures related to construction and upgrading of our systems, and interest costs on borrowed money. In addition, we have a substantial amount of debt, which could have important consequences to you.

Strategy

Our strategy is to be a competitive, full-service provider of entertainment, information and communications services. This strategy is centered on the deployment of new and enhanced products and services for the communities served by our networks and consists of the following elements:

Focus on operating large, tightly-grouped clusters of cable systems with attractive technical and demographic profiles

We operate large, tightly-grouped clusters of cable systems, most of which have attractive technical and demographic profiles. Our systems are characterized by high housing densities and high ratios of customers to headends. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. We believe that the highly clustered nature of our systems enables us to more efficiently deploy our marketing dollars and maximize our ability to enhance customer awareness, increase use of our products and services and build brand support. Furthermore, our clustered systems, across 95% of our customers, providing for headends serving an average of 93,000 customers upon completion of our planned network upgrades, allow us to be capital efficient as we invest in necessary technology. Our demographic profile is characterized by good housing growth and low unemployment in growing communities, many of which are centered around large universities and/or major commercial enterprises. We believe that households with our demographic profile are more likely to subscribe to these new and enhanced products and services than the national average demographic profile.

Expeditiously upgrade our network

We are upgrading our network expeditiously in order to provide new and enhanced products and services, increase the programming and communications choices for our customers, improve our competitive position and increase overall customer satisfaction. We are in the process of upgrading almost all of our network to provide at least 750 MHz capacity, or “bandwidth,” and two-way active capability with an average of 700 homes per fiber node, which can be further subdivided if necessary. Nodes are the point of interface between our headends and our network. The result will be a significant increase in network capacity, quality and reliability which facilitates the delivery of new and enhanced products and services and reduced operating costs. Our aggressive investment in our broadband cable network upgrade allows us to expeditiously offer these services to substantially all of our customers.

Introduce new and enhanced products and services, including interactive Insight Digital service, high-speed data service and telephone service

Our marketing strategy is to offer our customers an array of entertainment, information and communications services on a bundled basis. By bundling our products and services, we provide our customers with an increased choice of services in value-added packages, which we believe results in higher customer satisfaction, increased use of our services and greater customer retention. We have conducted research and held numerous focus group sessions in our local markets, which lead us to believe that these services have high customer appeal. We expect that our ability to provide bundled services will provide us with a strong competitive advantage over alternative video providers, such as direct broadcast satellite television systems, and incumbent telephone companies. To accelerate the deployment of these services, we have entered into arrangements and technical initiatives with several industry leaders, including: (1) Comcast Cable (formerly known as AT&T Broadband) to provide telephone services; (2) Comcast Corp. and RoadRunner to provide certain high-speed internet services; (3) SeaChange International, Inc. to provide video-on-demand; (4) Liberate Technologies to utilize its software platform for the deployment of interactive television services; and (5) SourceSuite LLC to provide an interactive program guide as well as local information and community guides.

Leverage strong local presence to enhance customer and community relations

Excellent customer service is a key element of our strategy. We are dedicated to quality customer service and seek a high level of customer satisfaction by employing localized customer care, extensively using market research and providing customers with an attractively priced product offering. A significant number of our customers visit their local office on a monthly basis providing us the opportunity to demonstrate and sell our new and enhanced products and services. Our localized customer care initiatives create substantial marketing and promotion opportunities, which we believe are effective in the deployment of interactive, digital and high-speed data products. We believe that we achieve customer satisfaction levels that are substantially above industry averages. Annually, we commission Peter D. Hart Research Associates to survey our customers with respect to service and product knowledge. Based upon our most recent survey conducted in November 2002, our customers continue to be highly satisfied with our service.

In addition, we are dedicated to fostering strong relations in the communities we serve. We sponsor local charities and community causes through staged events and promotional campaigns, including the industry’s Cable in the Classroom program. Our emphasis on customer service and strong community involvement has led to higher customer satisfaction, reduced customer churn and excellent franchise relationships. To further strengthen community relations and differentiate us from direct broadcast satellite television systems and other multichannel video providers, we provide locally produced and oriented programming that offers, among other things, community information, local government proceedings and local specialty interest shows. In some of our markets, we are the only broadcaster of local college and high school sporting events, which allows us to provide important programming that builds customer loyalty.

Pursue value-enhancing transactions in nearby or adjacent geographies

To support our strategy, we intend to pursue value-enhancing transactions. To augment our internal customer growth, we will seek to swap or acquire systems that strategically fit our clustering and operating strategy. We do not currently have any agreements, commitments or understandings for any future acquisitions. There is no assurance that any additional acquisitions will be completed. We believe that by acquiring or swapping systems in close proximity we can improve revenue growth and operating margins. This is achieved through the consolidation of headends and spread of fixed costs over larger systems and the increase of operating efficiencies associated with larger systems.

Technical Overview

We believe that in order to achieve consistently high levels of customer service, reduce operating costs, maintain a strong competitive position and deploy important new technologies, we will need to install and maintain a state-of-the-art technical platform. The deployment of fiber optic cable which has a capacity for a very large number of channels, an increase in the bandwidth to 750 MHz or higher, the activation of a two-way communications network and the installation of digital equipment will allow us to deliver new and enhanced products and services, including interactive digital video, high-speed internet services and telephone services provided by subsidiaries of Comcast Cable.

As of March 31, 2003, our systems were comprised of approximately 29,100 miles of network serving approximately 1.3 million customers and passing approximately 2.3 million homes resulting in a density of approximately 80 homes per mile. As of that date, our systems were made up of an aggregate of 42 headends. We intend to continue our strategy of consolidating headends by eliminating approximately 29 headends, at which point 95% of our customers will be served by fourteen headends. As of March 31, 2003, we estimate that 94% of our customers were passed by our upgraded network. After completion of our planned network upgrades, approximately 97% of our customers will be served by a network that is two-way active and 750 MHz.

Our network design calls for an analog and digital two-way active network with fiber optic cable carrying signals from the headend to the distribution point within our customers’ neighborhoods. The signals are transferred to our coaxial cable network at the node for delivery to our customers. We have designed the fiber system to be capable of subdividing the nodes if traffic on the network requires additional capacity.

We believe that active use of fiber optic technology as a supplement to coaxial cable plays a major role in expanding channel capacity and improving the performance of our systems. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. We will continue to deploy fiber optic cable to further reduce amplifier cascades while improving picture quality and system reliability.

A direct result of this extensive use of fiber optics is an improvement in picture quality and a reduction of outages because system failures will be both significantly reduced and will impact far fewer customers when they do occur. Our design allows our systems to have the capability to run multiple separate channel line-ups from a single headend and to insert targeted advertisements into specific neighborhoods.

To enable us to deliver telephone services, Comcast Cable provides the necessary switching and transport facilities. We are required to deploy the necessary equipment at our headends and at customers’ homes, and are responsible for expanding and upgrading our network to provide the required capacity. We are improving the reliability of telephone services by implementing centralized powering and status monitoring on our local network as telephone services are deployed in our systems. The existing commercial power structure deployed in cable networks is subject to potential disruptions in local power utility service. Centralized power will provide battery back-up for a limited duration followed by gas-powered generator back-up, thereby making both telephone services and other products and services delivered over our local network more reliable. Status monitoring will enable us to monitor key components of our network so that we can help reduce and diagnose problems affecting the performance of our local network.

Products and Services

Traditional Cable Television Services

We offer our customers a full array of traditional cable television services and programming offerings. We tailor both our basic line-up and our additional channel offerings to each regional system in response to demographics, programming preferences, competition and local regulation. We offer a basic level of service which includes up to 25 channels of television programming. As of March 31, 2003, approximately 91% of our customers chose to pay an additional amount to receive additional channels under our “Classic” or “expanded” service. Premium channels, which are offered individually or in packages of several channels, are optional add-ons to the basic service or the classic service. As of March 31, 2003, premium units as a percentage of basic subscribers was approximately 47%.

Our analog cable television service offering includes the following:

•	Basic Service. All of our customers receive the basic level of service, which generally consists of local broadcast television and local community programming, including government and public access, and may include a limited number of satellite channels.

•	Classic Service or Expanded Service. This expanded level of service includes a group of satellite-delivered or non-broadcast channels such as ESPN, CNN, Discovery Channel and Lifetime.

•	Premium Channels. These channels provide unedited, commercial-free movies, sports and other special event entertainment programming such as HBO, Cinemax, Starz! and Showtime. We offer subscriptions to these channels primarily either as a single channel analog service or as a multi-channel digital service.

•	Pay-Per-View. These analog channels allow customers with addressable set top boxes to pay to view a single showing of a recently released movie or a one-time special sporting event or music concert on an unedited, commercial-free basis.

New and Enhanced Products and Services

As network upgrades have been activated, we deploy new and enhanced products and services in most of our markets, including interactive digital video and high-speed internet services. In addition, we are offering telephone services to our customers in selected markets.

Interactive Digital Video

The implementation of interactive digital technology significantly enhances and expands the video and service offerings we provide to our customers. Most digital launches by other cable operators have been limited to simply offering more channels as a defensive move against competition from direct broadcast satellite television systems. Because of the significantly increased bandwidth and two-way transmission capability of our state-of-the-art technical platform, which continues to be built in conjunction with our digital launches, we have designed a more extensive digital product that is rich in program offerings and highly interactive with our customers. Our interactive digital service is designed to exploit the advantages of a broadband network in the existing generation of set-top devices. The digital service encompasses three interactive applications: (1) an interactive program guide; (2) interactive local information and community guides; and (3) a video-on-demand service.

We have conducted numerous focus groups and commissioned research studies, the findings of which have helped to develop our interactive digital strategy. We believe that our digital penetration will continue to increase as a result of our differentiated services such as a graphically rich local information network and video-on-demand pay-per-view with full VCR functionality.

We are packaging a “Digital Gateway” brand. For $7.95 per month, our customers receive the following services:

•	A digital set-top box;

•	An interactive navigational program guide for all analog and digital channels;

•	A local, interactive Internet-style information and entertainment service;

•	A multi-channel premium service for customers who separately subscribe to premium channels, such as HBO and Showtime;

•	Video-on-demand;

•	Mag Rack, a selection of video magazines with video-on-demand functionality; and

•	A digital 40-channel audio music service.

In January 2003, we began offering a high-definition programming service consisting of broadcast networks and premium channels. Digital customers with HDTV sets can pay an extra $2.00 to get an HDTV receiver and any programming that is available from local broadcasters. HDTV customers who have HBO or Showtime would receive HDTV programs from these networks as well. Offering HDTV programming from local broadcasters puts us in a favorable competitive position with the dish distributors which have limited HDTV programming due to capacity restrictions.

We have an agreement with Liberate Technologies that enables us to utilize the Liberate software platform for the deployment of interactive television services. The Liberate software provides the middleware component of our interactive digital product. Throughout our systems, we have deployed Motorola’s DCT-2000 digital set-top boxes. More recently, we have deployed the less expensive DCT-1700 set-top boxes, and for systems that have launched high definition television, we have deployed the DCT-5100.

We have transitioned our digital customers from the video-on-demand service provided by DIVA Systems Corporation to a new video-on-demand infrastructure provided by SeaChange International, Inc. SeaChange provides a true video-on-demand service over the cable television infrastructure. Customers receive the movies electronically over the network and have full VCR functionality, including pause, play, fast forward and rewind. The movies are delivered with a high quality digital picture and digital sound. Our video-on-demand product is designed to provide movies at prices comparable to those charged for videotape rentals, pay-per-view and near video-on-demand movies, but with far greater convenience and functionality. On May 29, 2002, DIVA filed for reorganization under Chapter 11 of the Bankruptcy Code.

On March 14, 2002, our manager purchased the remaining 50% equity interest in SourceSuite LLC that it did not already own. Through SourceSuite, our interactive digital platform provides its local Internet-style service and its interactive program guide.

Upon the completion of the network upgrades of the Indiana, Kentucky and Illinois systems, we will continue to migrate the previous owners’ digital products to our interactive Insight Digital product. While the previous owners’ digital products were targeted to fill programming voids, our interactive Insight Digital service is designed to provide our customers with an Internet-style experience as well as enhanced programming choices, which have resulted in higher penetration and customer satisfaction and reduced churn.

High-Speed Data

We offer high-speed data service for personal computers for all of our upgraded systems through our own regional network branded Insightbb.comSM, except for our Columbus, Ohio system, which utilizes the RoadRunner service. AT&T Corp. provides the IP network backbone for our Insightbb.com service and certain core Internet support functions. This arrangement replaces our previous Internet access provider Excite@Home. We transitioned our customers from the Excite@Home network to our new regional network in mid-February 2002. As of March 31, 2003, high-speed internet services were made available in over 2 million of our homes and served approximately 168,300 of our customers.

The broad bandwidth of our cable network enables data to be transmitted significantly faster than traditional telephone-based modem technologies, and the cable connection does not interfere with normal telephone activity or usage. For example, cable’s on-line customers can download large files from the Internet in a fraction of the time it takes when using any widely available telephone modem technology. Moreover, surfing the Internet on a high-speed network removes the long delays for Web pages to fully appear on the computer screen, allowing the experience to more closely approximate the responsiveness of changing channels on a television set. In addition, the cable modem is always on and does not require the customer to dial into an Internet service provider and await authorization. We believe that these factors of speed and easy accessibility will increase the use and impact of the Internet. Although other high-speed alternatives are being developed to compete with cable, we believe that the cable platform currently is best able to deliver these services.

Telephone Services

We have a long-term agreement with Comcast Cable that allows us to deliver local telephone service using our local network infrastructure and switching and transport facilities furnished by Comcast Cable. We lease certain capacity on our local network to Comcast Cable for a monthly fee for each of the first four lines ordered by a customer. Additionally, Comcast Cable is required to pay us a fee for each customer installation. We are compensated on a per transaction basis for sales of telephone services as Comcast Cable’s agent. For our provision of billing and collection for telephone services, Comcast Cable is required to pay us a monthly fee per customer. We are also entitled to additional compensation if revenue exceeds the projected target revenue for local service lines and features.

Subsidiaries of Comcast Cable are the regulated telephone carriers providing telephone services. Telephone services are marketed as AT&T Broadband Digital Phone services and are sold in conjunction with our bundle of Insight Digital services. We market those services, as an agent for Comcast Cable. We also bill customers for those services, as well as provide installation, maintenance and marketing support for the services. Pursuant to our long-term agreement with Comcast Cable, telephone services are provided in certain systems in which we currently provide cable television service, other than our Illinois systems. If both parties agree, the agreements can be expanded to include the Illinois systems. Telephone services have been deployed in portions of the Louisville, Kentucky, Evansville, Indiana, Lexington, Kentucky and Columbus, Ohio areas and were available to a total of approximately 559,500 marketable homes passed, with approximately 37,700 customers as of March 31, 2003.

We are responsible for upgrading and maintaining our network to meet specified measures of quality, including increasing the capacity on our network to an average capacity of two lines per residential household passed, assuming a specified service penetration rate. We also acquire and install equipment to be located at the customer premises that is required to provide telephone services. Comcast Cable is responsible for switching and transport facilities.

Comcast Cable is evaluating its telephony strategy on an ongoing basis. Therefore, we are unable to predict whether the new management of Comcast Cable will affect our contractual relationship for the provision of telephone services to our customers.

Business Background of Our Manager

Insight Communications was co-founded in 1985 as a limited partnership under the name Insight Communications Company, L.P. by Sidney R. Knafel and Michael S. Willner after a previous association with one another at Vision Cable Communications where Mr. Knafel was co-founder and Chairman and Mr. Willner held various operating positions, ultimately holding the position of Executive Vice President and Chief Operating Officer. Vision Cable was sold to The Newhouse Group Inc. in 1981 and Mr. Willner remained there to run the cable operations until 1985 when he and Mr. Knafel formed Insight Communications.

In addition to many years of conventional cable television experience, Insight Communications’ management team has been involved in the development and deployment of full service communications networks since 1989. Through a then related entity, Insight Communications Company UK, L.P., Insight Communications’ management and related parties entered the cable television market in the United Kingdom, where today modern networks are widely deployed.

As a result of our management’s British experience, Insight Communications recognized that the technology and products developed in the United Kingdom would migrate to the United States in similar form. Insight Communications focused on planning to upgrade our network promptly after it became clear that the 1996 Telecom Act would encourage competition in the communications industries. Insight Communications understood, however, that the new products and services available with new technology were best deployed in markets which provided for efficiencies for branding and technical investment. Insight Communications’ original acquisition strategy, which focused on customer growth, was very successful. However, Insight Communications’ management team recognized the opportunity to evolve from our role as a cable television operator providing only home video entertainment into a full service alternative communications network providing not only standard video services, but also interactive digital video, high-speed data access and communications products and services.

Recognizing the opportunities presented by newly available products and services and favorable changes in the regulatory environment, Insight Communications executed a series of asset swaps, acquisitions and entered into several joint ventures that resulted in its current composition. The largest of these transactions were the 50/50 joint ventures formed with AT&T Broadband (now known as Comcast Cable) and its affiliates in October 1998 with respect to the Indiana systems, in October 1999 with respect to the Kentucky systems and on January 5, 2001 with respect to the Illinois systems. As of December 31, 1997, Insight Communications’ systems had approximately 180,000 customers with the two largest concentrations in Utah and Indiana, which together represented less than half of its customers. Insight Communications believes that it has successfully transformed its assets so that it currently owns, operates and manages a cable television network serving approximately 1.4 million customers, all of which are clustered in the contiguous states of Indiana, Kentucky, Illinois and Ohio. Insight Communications’ current assets are reflective of its strategy to own systems that have high ratios of customers to headends.

In July 1999, the holders of the partnership interests of Insight Communications Company, L.P., (“Insight LP”) exchanged their respective partnership interests for common stock of Insight Communications. As a result, Insight LP became a wholly-owned subsidiary of Insight Communications. Simultaneous with the exchange, Insight Communications consummated an initial public offering of 26,450,000 shares of its Class A common stock, raising an aggregate of approximately $650.0 million. Insight Communications’ Class A common stock is currently listed on The Nasdaq National Market under the symbol “ICCI.”

Our Systems

Our systems in Indiana, Kentucky, Illinois and Ohio serve approximately 1.3 million customers. We are the largest operator of cable systems in both Indiana and Kentucky and the second largest in Illinois. Our systems are clustered or are capable of being clustered to serve an average of 100,000 customers per headend.

We are able to realize significant operational synergies due to the size of the clusters in these states and the demographic proximity of all of our systems. In all of our systems, we have nearly completed upgrading our system infrastructures to enable us to deliver new technologies, products and services to provide our customers with greater value and choices in the face of growing competition. The highly clustered nature of our systems enables us to (a) more efficiently invest our marketing dollars and maximize our brand awareness, (b) more economically introduce new and enhanced services, and (c) reduce our overall operating and maintenance costs as a result of our ability to deploy fiber and reduce the number of headends we use throughout our systems. As a result, we believe we will be able to achieve improved operating performance on both a combined and system-wide basis. Our relationship with Comcast Cable provides us with substantial purchasing economies for both our programming and hardware needs.

The Indiana Systems

General

As of March 31, 2003, the Indiana systems passed approximately 573,700 homes and served approximately 329,200 customers. The Indiana systems are owned by Insight Communications Midwest, which is the largest cable operator in the state. Insight Communications Midwest, which was capitalized on October 31, 1998, was a 50/50 joint venture between Insight LP and an indirect subsidiary of AT&T Broadband (now known as Comcast Cable) until the contribution of its equity interests on October 1, 1999 into us. Insight Communications serves as manager of the Indiana systems. We believe that there are additional opportunities to augment our position in Indiana through additional acquisitions and swaps. Approximately 95% of our customers in Indiana are served by three headends.

Insight Communications manages the day-to-day operations of Indiana cable television systems owned by Comcast of Montana/Indiana/Kentucky/Utah (formerly known as InterMedia Partners Southeast), an affiliate of Comcast Cable, which served approximately 91,800 customers as of March 31, 2003. The systems are operated by employees of our Indiana systems, and the overhead for these systems is allocated and charged against the cash flow of the managed systems. On February 28, 2003, we exchanged with an affiliate of Comcast Cable the system we owned in Griffin, Georgia serving approximately 11,800 customers, plus $25 million, for certain of these managed systems serving approximately 23,400 customers which are presently tied into our Louisville system. The management arrangement for the remaining managed systems expires on June 30, 2003.

The Indiana systems are organized in four management districts:

The Central District

As of March 31, 2003, the Central District passed approximately 145,400 homes and served approximately 81,400 customers, principally in the community of Bloomington. The City of Bloomington, located 45 miles south of Indianapolis, is the home of Indiana University. Besides the University, major employers include United Technology, Cook Incorporated and General Electric. The median household income for the area is approximately $43,000 per year, while the median family income is approximately $55,800 per year. Household income differs from family income by including income from all persons in all households, including persons living alone and other non-family households.

All Bloomington digital customers have been migrated to our interactive Insight Digital service, including the video-on-demand service. Our Insightbb.com high-speed Internet service is also available in most of the district. We expect to complete the upgrade of this district during 2003.

The Southwest District

As of March 31, 2003, the Southwest District passed approximately 127,400 homes and served approximately 60,400 customers, principally in the communities of Evansville and Jasper. The median household income for the area is approximately $40,500 per year, while the median family income is approximately $49,900 per year. Major employers include Alcoa, Whirlpool and Bristol-Myers Squibb.

By the end of 2001, we completed the network upgrade of the Southwest District to 750 MHz and we are currently migrating the digital customers to our interactive Insight Digital service, including our video-on-demand service and the LocalSource interactive information service. Our Insightbb.com high-speed Internet service is available in Evansville. In addition, telephone service was launched in parts of Evansville in August of 2001, with service expected to be available throughout most of the district by the end of the second quarter of 2003.

A related party of Southern Indiana Gas and Electric Co. has overbuilt the City of Evansville. Southern Indiana Gas and Electric Co. has obtained franchises to provide cable television service in the City of Evansville and neighboring areas and commenced service in April 1999. We believe the Southern Indiana Gas and Electric Co. overbuild passed approximately 82,300 homes in our service area as of March 31, 2003 and is expected to pass additional homes, and has commenced offering telephone and data service.

The Northwest District

As of March 31, 2003, the Northwest District passed approximately 104,000 homes and served approximately 69,000 customers, principally in the communities of Lafayette and Kokomo. The City of Lafayette is the home of Purdue University. Besides Purdue University, major employers include Great Lakes Chemical, Lafayette Life Insurance, General Motors and Delco Remy. The median household income for the area is approximately $41,000 per year, while the median family income is approximately $52,400 per year.

The upgrades of the Lafayette and Kokomo systems to 750 MHz are completed. Our Insightbb.com high-speed Internet service and Insight Digital service, including the LocalSource product and our video-on-demand service is available in all of these markets.

The Northeast District

As of March 31, 2003, the Northeast District passed approximately 196,900 homes and served approximately 118,400 customers in Richmond as well as in the suburban communities near Indianapolis, including Anderson and Noblesville. Indianapolis is the state capital of Indiana and is the twelfth largest city in the United States. Major employers include General Motors, Eli Lilly and Belden Wire and Cable. The median household income for the area is approximately $55,000 per year, while the median family income is approximately $63,500 per year.

The upgrade of the Northeast District to 750 MHz was substantially completed in 2002. Our Insightbb.com high-speed Internet service is available throughout most of the district. AT&T Broadband (now known as Comcast Cable) launched digital service in several of the markets in 1998, and we have migrated most of those customers to our interactive Insight Digital service, simultaneous with the launch throughout the district of our Insight Digital service, including the LocalSource product and our video-on-demand service.

The Kentucky Systems

General

As of March 31, 2003, the Kentucky systems passed approximately 834,000 homes and served approximately 473,900 customers. This includes approximately 42,900 homes passed and approximately 22,600 customers served by the Jeffersonville, Indiana system, which is owned by Insight Communications Midwest and operated by the management of the Louisville, Kentucky system. The Kentucky systems are owned by Insight Kentucky Partners II, L.P., which is the largest cable operator in the state. Our manager acquired a combined 50% interest in Insight Kentucky’s parent on October 1, 1999, with related parties of AT&T Broadband (now known as Comcast Cable) holding the other 50% interest. Simultaneous with this acquisition, all of the equity interests were contributed into us. Insight Communications serves as manager of the Kentucky systems.

Our Kentucky systems are located in and around four of the five largest cities in the state: Louisville, Lexington, Covington, and Bowling Green. Over 99% of Insight Kentucky’s customers are served by a two-way active, 750 MHz network. Additionally, approximately 99% of the systems’ customers are served by four headends.

Summary statistics for the Kentucky systems are as follows:

Louisville

As of March 31, 2003, the Louisville system passed approximately 522,000 homes and served approximately 284,400 customers. Louisville is the 16th largest city in the United States and Kentucky’s largest city. It is located in the northern region of the state, bordering Indiana. Louisville is located within a day’s drive of nearly 50% of the United States population, which makes it an important crossroads for trade and business. Major employers in the Louisville metropolitan area include Humana, UPS, General Electric and Ford. The median household income for the area is approximately $39,800, while the median family income is approximately $48,300. Knology, Inc. obtained a franchise to provide cable television service in the City of Louisville, although it had not built a cable system as of March 31, 2003.

The Louisville system substantially completed a network upgrade and we serve substantially all of our customers with two-way, 750 MHz cable. The system is also in the final stage of headend consolidation, which will allow 99% of the customers in the system to be served from a single headend.

InterMedia Capital Partners VI, L.P. launched its digital service in Louisville in November 1998. The service had approximately 96,000 customers in the Louisville system as of March 31, 2003. We have migrated these customers to our interactive Insight Digital service, including the LocalSource product and our video-on-demand service. Digital phone service is available in over 72% of Louisville and our Insightbb.com high-speed Internet service is available in the Louisville system.

Lexington

As of March 31, 2003, the Lexington system passed approximately 126,300 homes and served approximately 83,600 customers from a single headend. Lexington is Kentucky’s second largest city, located in the central part of the state. Major employers in the Lexington area include the University of Kentucky, Toyota and Lexmark International. The median household income for the area is approximately $40,000, while the median family income is approximately $50,700.

As of March 31, 2003, slightly over 34% of customers have subscribed to our interactive digital service. Nearly 18% of customers have Insightbb.com high speed Internet service. In addition, digital telephone service was launched in mid-year 2002 on a node by node basis with completion anticipated in 2003.

The Lexington system has completed a network upgrade and we serve all of our customers with two-way, 750 MHz cable. Our Insightbb.com high-speed Internet service and Insight Digital service, including the LocalSource product and our video-on-demand service are available throughout the system.

Covington

As of March 31, 2003, the Covington system passed approximately 150,000 homes and served approximately 83,000 customers from a single headend. Covington is Kentucky’s fifth largest city. Major employers in the Covington area include Delta Airlines, Toyota, Citicorp, DHL, Ashland, Inc., Fidelity Investments, BICC General Cable Corporation, Omnicare, COMAIR, Levis Strauss, Gap, Inc., Mazak Corp., and R.A. Jones, Inc. The median household income for the area is approximately $48,700, while the median family income is approximately $57,000.

The Covington system has completed a network upgrade and we serve all of our customers with two-way, 750 MHz cable. Our Insightbb.com high-speed Internet service and Insight Digital service, including the LocalSource product and our video-on-demand service are available in the Covington system.

Bowling Green

As of March 31, 2003, the Bowling Green system passed approximately 35,700 homes and served approximately 22,900 customers from a single headend. Bowling Green is located 120 miles south of Louisville, 110 miles southwest of Lexington and 70 miles north of Nashville, Tennessee. Bowling Green is the fourth largest city in Kentucky and is the home of Western Kentucky University. Major employers in the Bowling Green area include General Motors, Fruit of the Loom, Commonwealth Health Corporation, DESA International and Houchens Industries. The median household income for the area is approximately $32,600, while the median family income is approximately $42,700.

The Bowling Green system is fully upgraded to two-way, 750 MHz cable. Our Insightbb.com high-speed Internet service and Insight Digital service, including the LocalSource product are available in Bowling Green.

The Illinois Systems

The Illinois systems are owned and operated by Insight Communications Midwest, and were contributed to us on January 5, 2001. Insight Communications serves as manager of the Illinois systems. These systems are located primarily in mid-sized communities, including Springfield, Rockford, Peoria, Dixon and Champaign/Urbana. The Rockford system was contributed by Insight Communications and the other Illinois systems were acquired from certain cable subsidiaries of AT&T Corp.

In total, the Illinois systems passed approximately 688,000 homes and served approximately 418,500 customers as of March 31, 2003, making us the second largest operator of cable television systems in the State of Illinois. These systems are served by networks with approximately 6,500 miles having a capacity greater than or equal to 750 MHz, 920 miles having a capacity greater than or equal to 450 MHz and less than 750 MHz, and 221 miles having a capacity less than 450 MHz. Consistent with our strategy of expeditiously upgrading our network to facilitate the deployment of our enhanced products and services, we are continuing to upgrade the network of the Illinois systems and intend to completely migrate the digital customers to our Insight Digital service. We expect to invest approximately $14.1 million to substantially complete the upgrade of these systems, and expect that the upgrades will be substantially completed during the first half of 2003. In the interim, we will launch Insight Digital on a node-by-node basis as system upgrades are completed. We anticipate additional deployments of our video-on-demand service by the middle of 2003 in selected areas in the Illinois systems.

The Illinois systems are organized in five management districts:

The Rockford District

As of March 31, 2003, the Rockford District passed approximately 132,000 homes and served approximately 78,400 customers. Rockford is Illinois’ second largest city. Major employers in the Rockford metropolitan area include Chrysler Corporation, Rockford Health System, Sundstrand Corporation and Swedish American Health Systems. The median household income for the area is approximately $36,500 per year, while the median family income is approximately $44,600 per year.

We completed the upgrade of the Rockford system, and began launching our Insight Digital service on a node-by-node basis as system upgrades were completed beginning in February 1999. Since launching our Insight Digital service in the Rockford system, the activated areas achieved approximately 25% digital penetration from its customers, with incremental revenue per digital customer of approximately $20 per month. Our Insightbb.com high-speed Internet service is available throughout the district.

The Peoria District

As of March 31, 2003, the Peoria District passed approximately 201,200 homes and served approximately 126,200 customers, principally in the communities of Bloomington and Peoria. Bloomington is located in the north central part of the state. The Bloomington system is home to Illinois State University with over 20,000 students and Illinois Wesleyan University with over 2,000 students. Peoria is the fifth largest city in Illinois, located in the north central part of the state. Major employers in the Peoria area include Maytag, Gates Rubber and the headquarters of Caterpillar. The median household income for the area is approximately $41,400, while the median family income is approximately $54,000.

The Peoria system is currently undergoing a network upgrade from 550 MHz to 860 MHz, which is expected to be substantially completed during 2003. As of March 31, 2003, the Peoria District achieved penetration levels for its digital service of nearly 22% in areas where digital service is available. We continue to migrate these customers to our interactive Insight Digital service, including the Local Source product and our video-on-demand service, during 2003. The system has launched high-speed data service and has achieved penetration levels of approximately 13% as of March 31, 2003 in areas where the service is available.

The Dixon District

As of March 31, 2003, the Dixon District passed approximately 68,600 homes and served approximately 43,900 customers, principally in the communities of Rock Falls, Peru and Dixon. Dixon is located in the north/central part of the State of Illinois. Major employers in the Dixon area include the State of Illinois, Raynor Manufacturing Company and Borg Warner Automotive. The median household income for the area is approximately $36,400, while the median family income is approximately $46,600.

Approximately 63% of the Dixon system currently operates with a 860 MHz network. As of March 31, 2003, the district achieved penetration levels for its digital service of approximately 18% in areas where the service is available. We continue to migrate these customers to our interactive Insight Digital service, including the LocalSource product and the Insightbb.com high-speed Internet service during 2003.

The Springfield District

As of March 31, 2003, the Springfield District passed approximately 187,200 homes and served approximately 117,500 customers, principally in the communities of Decatur and Springfield. Springfield is the capital of Illinois and the sixth largest city in the state, located in the central part of the state. The major employer in the Springfield area is the State of Illinois. The median household income for the area is approximately $36,200, while the median family income is approximately $46,800.

The Springfield District is currently undergoing a network upgrade from 450 MHz to at least 750 MHz and two-way active. As of March 31, 2003, the district achieved penetration levels for its digital service of over 21% in the areas where the service is available. We continue to migrate these customers to our interactive Insight Digital service, including the Local Source product and our video-on-demand service. The system is currently rolling out the Insightbb.com high speed Internet service on a node-by-node basis.

The Champaign District

As of March 31, 2003, the Champaign District passed approximately 99,000 homes and served approximately 52,500 customers. Champaign/Urbana is located in the eastern central part of the state. The Champaign District is home to the University of Illinois with over 45,000 students. Major employers in the Champaign and Urbana areas include the University of Illinois, Kraft Foods and the Carle Clinic Association. The median household income for the area is approximately $30,300 and the median family income for the area is approximately $47,600.

The Champaign District serves all of its customers by a two-way, 750 MHz network. The district had approximately 10,800 digital customers as of March 31, 2003. We continue to migrate these customers to our interactive Insight Digital service, including the LocalSource service and our video-on-demand service, by the end of 2003. The Champaign District has launched high-speed data service and as of March 31, 2003, had over 9,200 customers.

The Ohio System

In connection with the AT&T transactions in January 2001, the common equity of Insight Communications of Central Ohio, LLC, the entity holding the Ohio system, was contributed to us. As of March 31, 2003, the Ohio system passed approximately 200,700 homes and served approximately 87,200 customers from a single headend. The system serves the eastern portion of the City of Columbus and adjacent suburban communities within eastern Franklin County and the contiguous counties of Delaware, Licking, Fairfield and Pickaway. The City of Columbus is the 34th largest designated market area, the capital of Ohio and the home of Ohio State University. In addition to the state government and university, the Columbus economy is well diversified with the significant presence of prominent companies such as The Limited, Merck, Wendy’s, Nationwide Insurance, Borden and Worthington Industries. The median household income for our service area is approximately $40,300 per year, while the median family income is approximately $50,600 per year.

Approximately 91% of the Ohio system’s customers are served by a network upgraded to 870 MHz capacity, and our upgrade efforts are continuing. We began servicing customers from our upgraded network in November 1999. We are currently launching our interactive Insight Digital service, on a node-by-node basis, including our video-on-demand service and the LocalSource interactive information service. As of March 31, 2003, approximately 29,800 customers have subscribed to our interactive digital service, representing a penetration of nearly 37% in areas where digital service is available. The RoadRunner high-speed data service, launched in 2000, has achieved a penetration of 11% as of March 31, 2003 in areas where digital service is available. In addition, the Ohio system provides exclusive sports programming under the “Central Ohio Sport!” brand, featuring sporting events from Ohio State University.

In 1996, Ameritech obtained a citywide cable television franchise for the City of Columbus and suburban communities in Franklin County. WideOpenWest acquired the assets of Ameritech in December 2001, and has built its citywide franchise, both in our service area and in the Time Warner service area on the west side of Columbus. We and Time Warner service virtually distinct areas and therefore do not compete with one another. The areas of the

Ohio system served by both us and WideOpenWest pass approximately 129,400 homes, representing 64% of the Ohio system’s total homes passed as of March 31, 2003.

We have launched a telephone service alternative to SBC (Ameritech) in the Columbus, Ohio area through our arrangement with Comcast Cable.

Customer Rates

Rates charged to customers vary based on the market served and service selected. As of March 31, 2003, the weighted average revenue for our monthly combined basic and classic service was approximately $33.67. The national average was estimated to be $36.59 for the same services as of March 31, 2003, as reported by Paul Kagan & Associates.

A one-time installation fee, which we may reduce during promotional periods, is charged to new customers, as well as reconnected customers. We charge monthly fees for set top boxes and remote control devices. We also charge administrative fees for delinquent payments for service. Customers are free to discontinue service at any time without additional charge and may be charged a reconnection fee to resume service. Commercial customers, such as hotels, motels and hospitals, are charged negotiated monthly fees and a non-recurring fee for the installation of service. Multiple dwelling unit accounts may be offered a bulk rate in exchange for single-point billing and basic service to all units.

Sales and Marketing

Our strategy is to sell multiple services to our customers, including video and high-speed data, as well as telephone services under the “AT&T Broadband Digital Phone” brand. Customers who purchase more than one service may in some cases be eligible for a bundled discount. We regularly use targeted campaigns to sell the appropriate services to both our existing and our potential customer base. Our customer service representatives are trained and given the support to use their daily contacts with customers as opportunities to sell our new service offerings.

Due to the nature of the communities we serve, we are able to market our services in ways not typically used by urban cable operators. We can market products and services to our customers at our local offices where many of our customers pay their cable bills in person. Examples of our in-store marketing include the promotion of premium services as well as point-of-purchase demonstrations that will allow customers to experience our high-speed Internet service and digital products. We aggressively promote our services utilizing both broad and targeted marketing tactics, including outdoor billboards, outbound telemarketing, retail partnerships, direct mail, door-to-door sales, cross-channel promotion, print and broadcast.

We build awareness of the Insight Communications brand through advertising campaigns and strong community relations. As a result of our branding efforts and consistent service standards, we believe we have developed a reputation for quality and reliability. We also believe that our marketing strategies are particularly effective due to our regional clustering and market significance, which enables us to reach a greater number of both current and potential customers in an efficient, uniform manner.

Programming Suppliers

Most cable companies purchase their programming product directly from the program networks by entering into a contractual relationship with the program supplier. The vast majority of these program suppliers offer the cable operator license fee rate cards with size-based volume discounts and other financial incentives, such as launch and marketing support and cross-channel advertising.

Currently there are over 160 cable networks competing for carriage on our analog and digital platforms. We have continued to leverage both our systems’ analog upgrades and newly deployed digital packages as an incentive to our suppliers to secure long term programming deals with reasonable price structures and other creative financial arrangements to offset license fee increases.

Because of our relationship with Comcast Cable (formerly known as AT&T Broadband), we have the right to purchase certain programming services for our systems directly through Comcast Cable’s programming supplier Satellite Services, Inc. We believe that Satellite Services has attractive programming costs. Additionally, given the clustering of our systems in the Midwest, we have been successful in affiliating with regionally based programming products such as sports and news, at lower than average license fees.

Under the terms of our partnership agreement, our manager and Comcast Cable are each required to use commercially reasonable efforts to extend to us all of the programming discounts available to them. Accordingly, we should benefit from both the existing Satellite Services arrangement as well as additional discounts available to Comcast Cable. However, we cannot predict with certainty when these benefits will occur, or the extent to which they actually will be achieved.

Commitment to Community Relations

We believe that maintaining strong community relations will continue to be an important factor in ensuring our long-term success. Our community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing local citizens. In addition, members of our management team host community events for political and business leaders as well as representatives of the local media, where they discuss our operations and recent developments in the telecommunications industry. We have received numerous awards recognizing our ongoing community relations, and we believe that such initiatives result in consumer and governmental goodwill and name recognition, increasing customer loyalty and likely facilitating any future efforts to provide new communications services.

We encourage all of our local management teams to take leadership roles in community and civic activities. Over the years, our systems have received various forms of recognition for their efforts to support local causes and charities as well as programs that encourage a better way of life in the communities they serve.

All of our systems provide ongoing support for Cable in the Classroom, an industry initiative that earns recognition both locally and nationally for its efforts in furthering the education of children. Our newest public affairs initiative, “In the Know,” further underscores our commitment to education by offering the vast uses of high-speed Internet access into each accredited school in our service area. “In the Know” builds upon the cable industry’s pledge to provide free high-speed Internet access to eligible local schools and public libraries. We have taken that pledge a step further to offer students and teachers the resources of broadband content and robust cable programming to enrich the learning experience.

With cable modems in the classroom, teachers and students alike can benefit from the speedy downloads and access to advanced applications to enhance the learning experience. In addition to providing this advanced technology free of charge, we intend to continue offering programming enhancements in partnership with various cable networks. As an increasing number of areas become serviceable for high-speed service, “In the Know” is designed to incorporate multi-faceted synergies with these programmers in order to provide specialized educational offerings for each of our systems.

In 2001, our Louisville, Kentucky system partnered with Oxygen Media to form “The Young Women’s Technology Fellowship” as part of our “In the Know” efforts. This program was a synergy of the common goals between Insight and Oxygen in order to address the issue of the digital divide through cable’s robust resources. The Fellowship provided advanced training and resources to 12 motivated young women most in need. This program received a great deal of recognition both locally and industry-wide, including a 2002 Beacon Award by the Cable Television Public Affairs Association.

Building upon the success of our previous “In the Know” efforts, in 2002 we introduced a similar program in partnership with ESPN and the Boys &Girls Club in Anderson, Indiana. Also aimed at bridging the digital divide, this four-week online curriculum centered around the NCAA basketball tournament and incorporated online research skills with the technology of cable modem access.

One of the advantages a local cable operator has over nationally distributed competitors is its ability to develop local programming. To further strengthen community relations and differentiate us from direct broadcast satellite television systems and other multichannel video providers, we provide locally produced and oriented programming.

Several of our systems have full production capabilities, with in-house and/or mobile production studios to create local content. To attract viewers, we offer a broad range of local programming alternatives, including community information, local government proceedings and local specialty interest shows. In some of our markets, we are the exclusive broadcaster of local college and high school sporting events, which we believe provides unique programming and builds customer loyalty. We believe that our emphasis on local programming creates significant opportunities for increased advertising revenues. Locally originated programming will also play an integral role in the deployment of our new and enhanced products and services.

Franchises

Cable television systems are constructed and operated under fixed-term non-exclusive franchises or other types of operating authorities that are granted by either local governmental or centralized state authorities. These franchises typically contain many conditions, such as:

•	Time limitations on commencement and completion of construction;

•	Conditions of service, including the number of channels, the provision of free service to schools and other public institutions;

•	The maintenance of insurance and indemnity bonds; and

•	The payment of fees to communities.

These local franchises are subject to limits imposed by federal law.

As of March 31, 2003, we held 548 franchises in the aggregate, consisting of 196 in Indiana, 195 in Kentucky, 124 in Illinois and 29 in Ohio. Many of these franchises require the payment of fees to the issuing authorities of 3% to 5% of gross revenues, as defined by each franchise agreement, from the related cable system.

The 1984 Cable Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross annual revenues and also permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances that render performance commercially impracticable.

The following table summarizes information relating to the year of expiration of our franchises, excluding the managed systems, as of March 31, 2003:

Year of Franchise Expiration	Number of Franchises	Percentage of Total Franchises	Number of Basic Customers	Percentage Total Basic Customers
Expired*	37	6.8%	91,000	7.0%
2003	49	8.9	29,600	2.3
2004	38	6.9	98,400	7.5
2005	40	7.3	49,400	3.8
2006	35	6.4	38,600	3.0
After 2006	349	63.7	995,000	76.4

*	Such franchises are operated on a month-to-month basis and are in the process of being renewed.

The Communications Act of 1934, as amended, provides, among other things, for an orderly franchise renewal process which limits a franchising authority’s ability to deny a franchise renewal if the incumbent operator follows prescribed renewal procedures. In addition, the Communications Act of 1934, as amended established comprehensive renewal procedures which require, when properly elected by an operator, that an incumbent franchisee’s renewal application be assessed on its own merits and not as part of a comparative process with competing applications.

We believe that our cable systems generally have good relationships with their respective franchise authorities. We have never had a franchise revoked or failed to have a franchise renewed.

Competition

Cable systems face increasing competition from alternative methods of receiving and distributing their core video business. Both wireline and wireless competitors have made inroads in competing against incumbent cable operators. The extent to which a cable operator is competitive depends, in part, upon its ability to provide to customers, at a reasonable price, a greater variety of programming and other communications services than are available off-air or through alternative delivery sources and upon superior technical performance and customer service.

Congress has enacted legislation and the FCC has adopted regulatory policies providing a more favorable operating environment for new and existing technologies, in particular direct broadcast satellite television systems operators, that have the potential to provide increased competition to cable systems. Congress has also enacted legislation which permits direct broadcast satellite companies to retransmit local television signals, eliminating one of the objections of consumers about switching to satellites.

The 1996 Telecom Act makes it easier for local exchange telephone companies and others to provide a wide variety of video services competitive with services provided by cable systems. Local exchange telephone companies in various states have either announced plans, obtained local franchise authorizations or are currently competing with our cable communications systems. Local exchange telephone companies and other companies also provide facilities for the transmission and distribution to homes and businesses of interactive computer-based services, including the Internet, as well as data and other non-video services. The ability of local exchange telephone companies to cross-subsidize video, data and telecommunication services also poses some threat to cable operators.

Franchised cable systems compete with private cable systems for the right to service condominiums, apartment complexes and other multiple unit residential developments. The operators of these private systems, known as satellite master antenna television systems often enter into exclusive agreements with apartment building owners or homeowners’ associations that preclude franchised cable television operators from serving residents of such private complexes. However, the 1984 Cable Act gives franchised cable operators the right to use existing compatible easements within their franchise areas on nondiscriminatory terms and conditions. Accordingly, where there are preexisting compatible easements, cable operators may not be unfairly denied access or discriminated against with respect to access to the premises served by those easements. Conflicting judicial decisions have been issued interpreting the scope of the access right granted by the 1984 Cable Act, particularly with respect to easements located entirely on private property.

The 1996 Telecom Act may exempt some of our competitors from regulation as cable systems. The 1996 Telecom Act amends the definition of a “cable system” such that providers of competitive video programming are only regulated and franchised as “cable systems” if they use public rights-of-way. Thus, a broader class of entities providing video programming, including operators of satellite master antenna television systems, may be exempt from regulation as cable television systems under the 1996 Telecom Act. This exemption may give these entities a competitive advantage over us.

Cable television systems are operated under non-exclusive franchises granted by local authorities thereby allowing more than one cable system to be built in the same area. Although the number of municipal and commercial overbuild cable systems is small, the potential profitability of a cable system is adversely affected if the local customer base is divided among multiple systems. Additionally, constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor’s overbuild would need to be able to serve the homes in the overbuilt area on a more cost-effective basis than we can. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming. As of March 31, 2003, our Evansville, Indiana and Columbus, Ohio systems were overbuilt. As a result, approximately 9.2% of the total homes passed by our systems were overbuilt as of such date.

Direct broadcast satellite television systems use digital video compression technology to increase the channel capacity of their systems. Direct broadcast satellite television systems’ programming is currently available to individual households, condominiums and apartment and office complexes through conventional, medium and high-power satellites. High-power direct broadcast satellite television system service is currently being provided by DIRECTV, Inc., and EchoStar Communications Corporation. Direct broadcast satellite television systems have some advantages over cable systems that were not upgraded, such as greater channel capacity and digital picture quality. In addition, legislation has been enacted which permits direct broadcast satellite television systems to retransmit the signals of local television stations in their local markets. However, direct broadcast satellite television systems have a limited ability to offer locally produced programming, and do not have a significant local presence in the community. In addition, direct broadcast satellite television systems packages can be more expensive than cable, especially if the subscriber intends to view the service on more than one television in the household. Finally, direct broadcast satellite television systems do not have the same full two-way capability, which we believe will limit their ability to compete in a meaningful way in interactive television, high-speed data and voice communications. Direct broadcast satellite has enjoyed a 19% average penetration nationwide, and we believe that satellite penetration in our various markets generally is in accordance with such average.

Several telephone companies are introducing digital subscriber line technology (“DSL”), which allows Internet access over traditional phone lines at data transmission speeds greater than those available by a standard telephone modem. Although these transmission speeds are not as great as the transmission speeds of a cable modem, we believe that the transmission speeds of DSL technology are sufficiently high that such technology will compete with cable modem technology. The FCC is currently considering its authority to promulgate rules to facilitate the deployment of these services and regulate areas including high-speed data and interactive Internet services. We cannot predict the outcome of any FCC proceedings, or the impact of that outcome on the success of our Internet access services or on our operations. In addition to DSL and dialup modems for providing Internet access, other technologies are entering the marketplace. For example, there is a wireless technology popularly known as “Wi-Fi,” which is faster than dial-up, but slower than cable modem technology.

As we expand our offerings to include telephone services, telephone services will be subject to competition from existing providers, including both local exchange telephone companies and long distance carriers. The telecommunications industry is highly competitive and many telephone service providers may have greater financial resources than we have, or have established relationships with regulatory authorities. We cannot predict the extent to which the presence of these competitors will influence customer penetration in our telephone service areas. While we may add our telephone service offering to various markets, the service has only been launched in selected markets and has not yet achieved material penetration levels.

Other new technologies may become competitive with services that cable communications systems can offer. Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, we cannot predict the effect of ongoing or future developments on the cable communications industry or on our operations.

Employees

As of March 31, 2003, we employed approximately 3,200 full-time employees and 140 part-time employees. We consider our relations with our employees to be good.

Properties

A cable television system consists of three principal operating components:

•	The first component, the signal reception processing and originating point called a “headend,” receives television, cable programming service, radio and data signals that are transmitted by means of off-air antennas, microwave relay systems and satellite earth systems. Each headend includes a tower, antennae or other receiving equipment at a location favorable for receiving broadcast signals and one or more earth stations that receives signals transmitted by satellite. The headend facility also houses the electronic equipment, which amplifies, modifies and modulates the signals, preparing them for passage over the system’s network of cables.

•	The second component of the system, the distribution network, originates at the headend and extends throughout the system’s service area. A cable system’s distribution network consists of microwave relays, coaxial or fiber optic cables placed on utility poles or buried underground and associated electronic equipment.

•	The third component of the system is a “drop cable,” which extends from the distribution network into each customer’s home and connects the distribution system to the customer’s television set.

We own and lease parcels of real property for signal reception sites which house our antenna towers and headends, microwave complexes and business offices which includes our principal executive offices. In addition, we own our cable systems’ distribution networks, various office fixtures, test equipment and service vehicles. The physical components of our cable systems require maintenance and periodic upgrading to keep pace with technological advances. We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations as presently conducted and as proposed to be conducted.

Legal Proceedings

The City of Louisville, Kentucky has granted additional franchises to Knology, Inc. and TotaLink of Kentucky, LLC. Our Kentucky subsidiary’s franchise from the City of Louisville provides us with the right to challenge the grant of any subsequent franchises that are on terms more favorable than our own. Pursuant to such franchise provision, we filed for declaratory judgment in the Jefferson County Circuit Court against the City of Louisville, Kentucky for its grant of a more favorable franchise to Knology on November 2, 2000, and to TotaLink on December 21, 2000. In May 2002, TotaLink requested and was granted a repeal of their franchise. The City of Louisville has been granted summary judgment in the Knology action on the basis that the franchise granted Knology was not more favorable than our own. On October 24, 2002, we filed our appeal of such ruling and await a decision from the Court.

On November 8, 2000, Knology filed a federal court action in the United States District Court for the Western District of Kentucky, naming Insight LP and our Kentucky operating subsidiary as defendants. The action also named the City of Louisville, Kentucky as a defendant. The suit seeks money damages and injunctive relief for alleged violations of the antitrust laws, the Communications Act and the Civil Rights Act of 1866, arising out of our having filed, under provisions of our own franchise from the City, the state court challenge to Knology’s cable television franchise awarded by the City. On December 20, 2000, we moved to dismiss the federal court action for failure to state a claim for relief and for being outside the jurisdiction of the federal court. On the same date, Knology moved for a preliminary injunction “against” a provision of its franchise that suspends the franchise’s effectiveness during the pendency of our state court challenge. The court denied our motion to dismiss and granted Knology the preliminary injunction effectively removing the stay of their franchise. We believe we have substantial and meritorious defenses to the asserted federal claims and intend to defend the action vigorously.

We believe there are no other pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us.

LEGISLATION AND REGULATION

The cable television industry is regulated by the FCC, some state governments and the applicable local governments. In addition, various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect us. The following is a summary of federal laws and regulations materially affecting the growth and operation of the cable television industry and a description of certain state and local laws. We believe that the regulation of the cable television industry remains a matter of interest to Congress, the FCC and other regulatory authorities. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on us.

Federal Legislation

The principal federal statute governing the cable television industry is the Communications Act. As it affects the cable television industry, the Communications Act has been significantly amended on three occasions, by the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act altered the regulatory structure governing the nation’s telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation.

Federal Regulation

The FCC, the principal federal regulatory agency with jurisdiction over cable television, has adopted regulations covering such areas as cross-ownership between cable television systems and other communications businesses, carriage of television broadcast programming, cable rates, consumer protection and customer service, leased access, indecent programming, programmer access to cable television systems, programming agreements, technical standards, consumer electronics equipment compatibility, ownership of home wiring, program exclusivity, equal employment opportunity, consumer education and lockbox enforcement, origination cablecasting and sponsorship identification, children’s programming, signal leakage and frequency use, maintenance of various records, and antenna structure notification, marking and lighting. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. A brief summary of certain of these federal regulations as adopted to date follows.

Rate Regulation

The 1984 Cable Act codified existing FCC preemption of rate regulation for premium channels and optional non-basic program tiers. The 1984 Cable Act also deregulated basic cable rates for cable television systems determined by the FCC to be subject to effective competition. The 1992 Cable Act substantially changed the previous statutory and FCC rate regulation standards. The 1992 Cable Act replaced the FCC’s old standard for determining effective competition, under which most cable television systems were not subject to rate regulation, with a statutory provision that resulted in nearly all cable television systems becoming subject to rate regulation of basic service. The 1996 Telecom Act expanded the definition of effective competition to cover situations where a local telephone company or its affiliate, or any multichannel video provider using telephone company facilities, offers comparable video service by any means except direct broadcast satellite television systems. Satisfaction of this test deregulates all rates.

For cable systems not subject to effective competition, the 1992 Cable Act required the FCC to adopt a formula for franchising authorities to assure that basic cable rates are reasonable; allowed the FCC to review rates for cable programming service tiers, other than per-channel or per-program services, in response to complaints filed by franchising authorities and/or cable customers; prohibited cable television systems from requiring basic customers to purchase service tiers above basic service in order to purchase premium services if the system is technically capable of compliance; required the FCC to adopt regulations to establish, on the basis of actual costs, the price for installation of cable service, remote controls, converter boxes and additional outlets; and allowed the FCC to impose restrictions on the retiering and rearrangement of cable services under certain limited circumstances. The 1996

Telecom Act limited the class of complainants regarding cable programming service tier rates to franchising authorities only, and ended FCC regulation of cable programming service tier rates on March 31, 1999. The 1996 Telecom Act also relaxes existing uniform rate requirements by specifying that such requirements do not apply where the operator faces effective competition, and by exempting bulk discounts to multiple dwelling units, although complaints about predatory pricing may be lodged with the FCC.

The FCC’s implementing regulations contain standards for the regulation of basic service rates. Local franchising authorities are empowered to order a reduction of existing rates which exceed the maximum permitted level for basic services and associated equipment, and refunds can be required. The FCC adopted a benchmark price cap system for measuring the reasonableness of existing basic service rates. Alternatively, cable operators have the opportunity to make cost-of-service showings which, in some cases, may justify rates above the applicable benchmarks. The rules also require that charges for cable-related equipment, converter boxes and remote control devices, for example, and installation services be unbundled from the provision of cable service and based upon actual costs plus a reasonable profit. The regulations also provide that future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator’s control, such as taxes, franchise fees and increased programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable television operator adds or deletes channels. There is also a streamlined cost-of-service methodology available to justify a rate increase on the basic tier for “significant” system upgrades.

Finally, there are regulations which require cable television systems to permit customers to purchase video programming on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic service tier.

Carriage of Broadcast Television Signals

The 1992 Cable Act contains signal carriage requirements which allow commercial television broadcast stations that are “local” to a cable television system, that is to say that the system is located in the station’s area of dominant influence, to elect every three years whether to require the cable television system to carry the station, subject to certain exceptions, or whether the cable television system will have to negotiate for “retransmission consent” to carry the station. The next election between must-carry and retransmission consent was October 1, 2002. A cable television system is generally required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to mandatory carriage requirements or the retransmission consent requirements of the 1992 Cable Act. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within the larger of: (i) a 50 mile radius from the station’s city of license; or (ii) the station’s Grade B contour, a measure of signal strength. Unlike commercial stations, noncommercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems have to obtain retransmission consent for the carriage of all “distant” commercial broadcast stations, except for certain “superstations,” which are commercial satellite-delivered independent stations such as WGN. To date, compliance with the “retransmission consent” and “must carry” provisions of the 1992 Cable Act has not had a material effect on us, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated. The FCC has issued a decision in a rulemaking proceeding dealing with the carriage of television signals in a digital format, both high definition and standard digital. The rules require carriage of local television broadcast stations that transmit solely in a digital format. However, a station that transmits in both analog and digital formats during the current several-year transition period is entitled to carriage of only its analog signal. The FCC has been asked to reconsider this decision. The FCC is also considering whether the mandatory carriage obligation should extend beyond the primary video signal to multiple services transmitted by a station over its digital channel. The outcome of these proceedings could have a material effect on the number of services that a cable operator will be required to carry.

Deletion of Certain Programming

Cable television systems that have 1,000 or more customers must, upon the appropriate request of a local television station, delete the simultaneous or nonsimultaneous network programming of a distant station when such programming has also been contracted for by the local station on an exclusive basis. FCC regulations also enable television stations that have obtained exclusive distribution rights for syndicated programming in their market to require a cable television system to delete or “black out” such programming from other television stations which are carried by the cable television system.

Franchise Fees

Although franchising authorities may impose franchise fees under the 1984 Cable Act, such payments cannot exceed 5% of a cable television system’s annual gross revenues from the provision of cable services. Under the 1996 Telecom Act, franchising authorities may not exact franchise fees from revenues derived from telecommunications services, although they may be able to exact some additional compensation for the use of public rights-of-way. The FCC has ruled that franchise fees may not be imposed on revenue from cable modem service. Franchising authorities are also empowered, in awarding new franchises or renewing existing franchises, to require cable television operators to provide cable-related facilities and equipment and to enforce compliance with voluntary commitments. In the case of franchises in effect prior to the effective date of the 1984 Cable Act, franchising authorities may enforce requirements contained in the franchise relating to facilities, equipment and services, whether or not cable-related. The 1984 Cable Act, under certain limited circumstances, permits a cable operator to obtain modifications of franchise obligations.

Renewal of Franchises

The 1984 Cable Act and the 1992 Cable Act establish renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal and to provide specific grounds for franchising authorities to consider in making renewal decisions, including a franchisee’s performance under the franchise and community needs. Even after the formal renewal procedures are invoked, franchising authorities and cable television operators remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements. Similarly, if a franchising authority’s consent is required for the purchase or sale of a cable television system or franchises, such authority may attempt to impose burdensome or onerous franchise requirements in connection with a request for such consent. Historically, franchises have been renewed for cable television operators that have provided satisfactory services and have complied with the terms of their franchises. At this time, we are not aware of any current or past material failure on our part to comply with our franchise agreements. We believe that we have generally complied with the terms of our franchises and have provided quality levels of service.

The 1992 Cable Act makes several changes to the process under which a cable television operator seeks to enforce its renewal rights which could make it easier in some cases for a franchising authority to deny renewal. Franchising authorities may consider the “level” of programming service provided by a cable television operator in deciding whether to renew. For alleged franchise violations occurring after December 29, 1984, franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has “effectively acquiesced” to such past violations. Rather, the franchising authority is estopped if, after giving the cable television operator notice and opportunity to cure, it fails to respond to a written notice from the cable television operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be “harmless error.”

Channel Set-Asides

The 1984 Cable Act permits local franchising authorities to require cable television operators to set aside certain television channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties to provide programming that may compete with services offered by the cable television operator. The 1992 Cable Act requires leased access rates to be set according to a formula determined by the FCC.

Ownership

The 1996 Telecom Act repealed the statutory ban against local exchange carriers providing video programming directly to customers within their local exchange telephone service areas. Consequently, the 1996 Telecom Act permits telephone companies to compete directly with operations of cable television systems. Under the 1996 Telecom Act and FCC rules adopted to implement the 1996 Telecom Act, local exchange carriers may provide video service as broadcasters, common carriers, or cable operators. In addition, local exchange carriers and others may also provide video service through “open video systems,” a regulatory regime that may give them more flexibility than traditional cable television systems. Open video system operators (including local exchange carriers) can, however, be required to obtain a local cable franchise, and they can be required to make payments to local governmental bodies in lieu of cable franchise fees. In general, open video system operators must make their systems available to programming providers on rates, terms and conditions that are reasonable and nondiscriminatory. Where carriage demand by programming providers exceeds the channel capacity of an open video system, two-thirds of the channels must be made available to programmers unaffiliated with the open video system operator.

The 1996 Telecom Act generally prohibits local exchange carriers from purchasing a greater than 10% ownership interest in a cable television system located within the local exchange carrier’s telephone service area, prohibits cable operators from purchasing local exchange carriers whose service areas are located within the cable operator’s franchise area, and prohibits joint ventures between operators of cable television systems and local exchange carriers operating in overlapping markets. There are some statutory exceptions, including a rural exemption that permits buyouts in which the purchased cable television system or local exchange carrier serves a non-urban area with fewer than 35,000 inhabitants, and exemptions for the purchase of small cable television systems located in non-urban areas. Also, the FCC may grant waivers of the buyout provisions in certain circumstances.

The 1996 Telecom Act made several other changes to relax ownership restrictions and regulations of cable television systems. The 1996 Telecom Act repealed the 1992 Cable Act’s three-year holding requirement pertaining to sales of cable television systems. The statutory broadcast/cable cross-ownership restrictions imposed under the 1984 Cable Act were eliminated in 1996, although the parallel FCC regulations prohibiting broadcast/cable common-ownership remained in effect. The U.S. Court of Appeals for the District of Columbia Circuit struck down these rules. The FCC’s rules also generally prohibit cable operators from offering satellite master antenna service separate from their franchised systems in the same franchise area, unless the cable operator is subject to “effective competition” there.

The 1996 Telecom Act amended the definition of a “cable system” under the Communications Act so that competitive providers of video services will be regulated and franchised as “cable systems” only if they use public rights-of-way. Thus, a broader class of entities providing video programming may be exempt from regulation as cable television systems under the Communications Act.

The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services, including cable television, notwithstanding the Public Utilities Holding Company Act of 1935, as amended. Electric utilities must establish separate subsidiaries known as “exempt telecommunications companies” and must apply to the FCC for operating authority. Due to their resources, electric utilities could be formidable competitors to traditional cable television systems.

Access to Programming

The 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. Of special significance from a competitive business posture, the 1992 Cable Act precludes video programmers affiliated with cable companies from favoring their affiliated cable operators and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. The prohibition on certain types of exclusive programming arrangements was set to expire on October 5, 2002, but the FCC has determined that a five year extension of the prohibition is necessary to preserve and protect competition in video programming distribution.

Privacy

The 1984 Cable Act imposes a number of restrictions on the manner in which cable television operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable television operator was found to have violated the customer privacy provisions of the 1984 Cable Act, it could be required to pay damages, attorneys’ fees and other costs. Under the 1992 Cable Act, the privacy requirements were strengthened to require that cable television operators take such actions as are necessary to prevent unauthorized access to personally identifiable information. Certain of these requirements were modified by the Electronic Communications Privacy Act of 2001.

Franchise Transfers

The 1992 Cable Act requires franchising authorities to act on any franchise transfer request submitted after December 4, 1992 within 120 days after receipt of all information required by FCC regulations and by the franchising authority. Approval is deemed to be granted if the franchising authority fails to act within such period.

Technical Requirements

The FCC has imposed technical standards applicable to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108 to 137 MHz and 225 to 400 MHz bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable television system signal leakage. Periodic testing by cable television operators for compliance with the technical standards and signal leakage limits is required and an annual filing of the results of these measurements is required. The 1992 Cable Act requires the FCC to periodically update its technical standards to take into account changes in technology. Under the 1996 Telecom Act, local franchising authorities may not prohibit, condition or restrict a cable television system’s use of any type of customer equipment or transmission technology.

The FCC has adopted regulations to implement the requirements of the 1992 Cable Act designed to improve the compatibility of cable television systems and consumer electronics equipment. These regulations, among other things, generally prohibit cable television operators from scrambling their basic service tier. The 1996 Telecom Act directs the FCC to set only minimal standards to assure compatibility between television sets, VCRs and cable television systems, and otherwise to rely on the marketplace. Pursuant to the 1992 Cable Act, the FCC has adopted rules to assure the competitive availability to consumers of customer premises equipment, such as converters, used to access the services offered by cable television systems and other multichannel video programming distributors. Pursuant to those rules, consumers are given the right to attach compatible equipment to the facilities of their multichannel video programming distributors so long as the equipment does not harm the network, does not interfere with the services purchased by other customers and is not used to receive unauthorized services. As of July 1, 2000, multichannel video programming distributors, other than operators of direct broadcast satellite television systems, were required to separate security from non-security functions in the customer premises equipment which they sell or lease to their customers and offer their customers the option of using component security modules obtained from the multichannel video programming distributors with set-top units purchased or leased from retail outlets. As of January 1, 2006, multichannel video programming distributors will be prohibited from distributing new set-top equipment integrating both security and non-security functions to their customers.

Inside Wiring; Customer Access

FCC rules require an incumbent cable operator upon expiration of a multiple dwelling unit service contract to sell, abandon, or remove “home run” wiring that was installed by the cable operator in a multiple dwelling unit building. These inside wiring rules assist building owners in their attempts to replace existing cable operators with new programming providers who are willing to pay the building owner a higher fee, where such a fee is permissible. The FCC has also issued an order preempting state, local and private restrictions on over-the-air reception antennas placed on rental properties in areas where a tenant has exclusive use of the property, such as balconies or patios. However, tenants may not install such antennas on the common areas of multiple dwelling units, such as on roofs.

This order limits the extent to which multiple dwelling unit owners may enforce certain aspects of multiple dwelling unit agreements which otherwise would prohibit, for example, placement of direct broadcast satellite television systems television receiving antennae in multiple dwelling unit areas, such as apartment balconies or patios, under the exclusive occupancy of a renter.

Pole Attachments

The FCC currently regulates the rates and conditions imposed by certain public utilities for use of their poles unless state public service commissions are able to demonstrate that they adequately regulate the rates, terms and conditions of cable television pole attachments. A number of states and the District of Columbia have certified to the FCC that they adequately regulate the rates, terms and conditions for pole attachments. Illinois, Ohio, and Kentucky, states in which we operate, have made such a certification. In the absence of state regulation, the FCC administers such pole attachment and conduit use rates through use of a formula which it has devised. Pursuant to the 1996 Telecom Act, the FCC has adopted a new rate formula for any attaching party, including cable television systems, which offers telecommunications services. This new formula will result in higher attachment rates than at present, but they will apply only to cable television systems which elect to offer telecommunications services. Any increases pursuant to this new formula began in 2001, and will be phased in by equal increments over the five ensuing years. The FCC ruled that the provision of Internet services will not, in and of itself, trigger use of the new formula. The Supreme Court affirmed this decision and also held that the FCC ‘s authority to regulate rates for attachments to utility poles extended to attachments by cable operators and telecommunications carriers that are used to provide Internet service or for wireless telecommunications service. This development benefits our business and will place a constraint on the prices that utilities can charge with regard to the cable facilities over which we also provide Internet access service. However, the FCC has also initiated a proceeding to determine whether it should adjust certain elements of the current rate formula. If adopted, these adjustments could increase rates for pole attachments and conduit space.

Other FCC Matters

FCC regulation pursuant to the Communications Act also includes matters regarding a cable television system’s carriage of local sports programming; restrictions on origination and cablecasting by cable television operators; rules governing political broadcasts; equal employment opportunity; deletion of syndicated programming; registration procedure and reporting requirements; customer service; closed captioning; obscenity and indecency; program access and exclusivity arrangements; and limitations on advertising contained in nonbroadcast children’s programming.

The FCC has recently issued a Notice of Inquiry covering a wide range of issues relating to Interactive Television (“ITV”). Examples of ITV services are interactive electronic program guides and access to a graphic interface that provides supplementary information related to the video display. In the near term, cable systems are likely to be the platform of choice for the distribution of ITV services. The FCC has posed a series of questions including the definition of ITV, the potential for discrimination by cable systems in favor of affiliated ITV providers, enforcement mechanisms, and the proper regulatory classification of ITV service.

Copyright

Cable television systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable television operators obtain a statutory license to retransmit broadcast signals. The amount of this royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried, and the location of the cable television system with respect to over-the-air television stations. Any future adjustment to the copyright royalty rates will be done through an arbitration process to be supervised by the U.S. Copyright Office. Cable television operators are liable for interest on underpaid and unpaid royalty fees, but are not entitled to collect interest on refunds received for overpayment of copyright fees.

Various bills have been introduced into Congress over the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable television operators would have to negotiate rights from the copyright owners for all of the programming on the broadcast stations carried by cable television systems. Such negotiated agreements would likely increase the cost to cable television operators of carrying broadcast signals. The 1992 Cable Act’s retransmission consent provisions expressly provide that retransmission consent agreements between television broadcast stations and cable television operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster’s signal.

Copyrighted music performed in programming supplied to cable television systems by pay cable networks, such as HBO, and basic cable networks, such as USA Network, is licensed by the networks through private agreements with the American Society of Composers and Publishers, generally known as ASCAP, and BMI, Inc., the two major performing rights organizations in the United States. Both the American Society of Composers and Publishers and BMI offer “through to the viewer” licenses to the cable networks which cover the retransmission of the cable networks’ programming by cable television systems to their customers.

Licenses to perform copyrighted music by cable television systems themselves, including on local origination channels, in advertisements inserted locally on cable television networks, and in cross-promotional announcements, must be obtained by the cable television operator from the American Society of Composers and Publishers, BMI and/or SESAC, Inc.

State and Local Regulation

Cable television systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from reasonable to highly restrictive or burdensome. Franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable television services provided. The terms and conditions of each franchise and the laws and regulations under which it was granted directly affect the profitability of the cable television system. The 1984 Cable Act places certain limitations on a franchising authority’s ability to control the operation of a cable television system. The 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or local franchising authorities to adopt certain restrictions on the ownership of cable television systems. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments. The 1996 Telecom Act prohibits a franchising authority from either requiring or limiting a cable television operator’s provision of telecommunications services.

Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. To date, none of the states in which we currently operate has enacted state level regulation.

The foregoing describes all material present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry or us can be predicted at this time.

Internet Access Service

We offer a service which enables consumers to access the Internet at high speeds via high capacity broadband transmission facilities and cable modems. We compete with many other providers of Internet access services which are known as Internet service providers (“ISPs”). ISPs include such companies as America Online and Mindspring Enterprises as well as major telecommunications providers, including AT&T and local exchange telephone companies. A number of local franchising authorities have attempted to require cable companies offering Internet access service over their broadband facilities to allow access to those facilities on an unbundled basis to other ISPs. To date, all such efforts have been overturned in the courts. However, many ISPs and local franchising authorities have continued to ask the U.S. Congress and the FCC to mandate such access, or at least to allow local authorities to impose such a requirement. Although the FCC has thus far declined to impose such an access requirement on cable companies, the issue remains under consideration. The FCC has recently decided that cable Internet service should be classified for regulatory purposes as an “information service” rather than either a “cable service” or a “telecommunications service.” Concurrently the FCC has initiated a wide-ranging rulemaking proceeding in which it seeks comment on the regulatory ramifications of this classification. Among the issues to be decided are whether the FCC should permit local authorities to impose an access requirement, whether local authorities should be prohibited from imposing fees on cable Internet service revenues, and what regulatory role local authorities should be permitted to play. The outcome of this proceeding could have a material impact on our provision of cable Internet service.

There are currently few laws or regulations which specifically regulate communications or commerce over the Internet. Section 230 of the Communications Act, added to that act by the 1996 Telecom Act, declares it to be the policy of the United States to promote the continued development of the Internet and other interactive computer services and interactive media, and to preserve the vibrant and competitive free market that presently exists for the Internet and other interactive computer services, unfettered by federal or state regulation. One area in which Congress did attempt to regulate content over the Internet involved the dissemination of obscene or indecent materials. The provisions of the 1996 Telecom Act, generally referred to as the Communications Decency Act, were found to be unconstitutional, in part, by the United States Supreme Court in 1997. In response, Congress passed the Child Online Protection Act. In May 2002, the United States Supreme Court reversed the finding by the Third Circuit Court of Appeals that the use of “contemporary community standards” to identify material “harmful to minors “ was overly broad and therefore violative of the First Amendment. The Supreme Court, however, remanded the matter to the Third Circuit to determine the validity of other challenges to the constitutionality of the Child Online Protection Act and kept the stay prohibiting government enforcement in place until further action by the lower courts. The Third Circuit subsequently again found the Act to be unconstitutional. The constitutionality of this act is currently being challenged in the courts. Finally, disclosure of customer communications or records is governed by the Electronic Communications Privacy Act of 2001 and the Cable Act, both of which were amended by the USA Patriot Act.

Local Telecommunications Services

The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose “competitively neutral” requirements regarding universal service, public safety and welfare, service quality and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require fair and reasonable, competitively neutral and non-discriminatory compensation for management of the public rights-of-way when cable operators or others provide telecommunications service using public rights-of-way. State and local governments must publicly disclose required compensation from telecommunications providers for use of public rights-of-way.

We have a long-term agreement with Comcast Cable that allows Comcast Cable to provide to customers telephone services using our local network infrastructure and switching and long distance transport facilities furnished by Comcast Cable. Local telecommunications services are subject to regulation by state utility commissions. Use of local telecommunications facilities to originate and terminate long distance services, a service commonly referred to as “exchange access,” is subject to regulation both by the FCC and by state utility commissions. As providers of local exchange service, subsidiaries of Comcast Cable are subject to the requirements imposed upon competitive local exchange companies by the 1996 Telecom Act. These include requirements governing resale, telephone number portability, dialing parity, access to rights-of-way and reciprocal compensation, among others. Although we are merely an agent for the telecommunications services provided by subsidiaries of Comcast Cable and are not currently regulated with regard to those subsidiaries’ provision of telecommunications services over our facilities, some states may attempt to regulate companies that own facilities over which telecommunications services are offered. Therefore, there is a possibility that we could be subject to increased regulation in the future in the states where we currently provide telephone services, or if we expand into a state that already regulates companies that facilitate provision of telecommunications services. Although we cannot predict whether and the extent to which a state may seek to regulate us, increased regulation would likely increase our cost of doing business.

MANAGEMENT

Insight LP is our sole general partner. Insight Communications is the sole general partner of Insight LP. The following table sets forth certain information with respect to the executive officers and key employees of us, Insight Capital and Insight Communications. Insight Communications, through Insight LP, serves as our manager.

Name	Age	Position
Sidney R. Knafel	72	Chairman of the Board of Insight Communications and Member of the Advisory Committee

Michael S. Willner	51	Chairman of Insight Midwest and Insight Capital and Vice Chairman and Chief Executive Officer of Insight Communications and Chairman of the Advisory Committee

Kim D. Kelly	46	President, Chief Executive Officer and Chief Operating Officer of Insight Midwest and Insight Capital and President and Chief Operating Officer of Insight Communications and Member of the Advisory Committee

Dinesh C. Jain	39	Senior Vice President and Chief Financial Officer of Insight Midwest, Insight Capital and Insight Communications

Elliot Brecher	38	Senior Vice President and General Counsel of Insight Midwest, Insight Capital and Insight Communications

E. Scott Cooley	42	Senior Vice President, Employee Relations and Development of Insight Communications

Charles E. Dietz	55	Senior Vice President and Chief Technology Officer of Insight Midwest, Insight Capital and Insight Communications

Gregory B. Graff	42	Senior Vice President, Operations, of Insight Communications

Pamela Euler Halling	55	Senior Vice President, Marketing and Programming of Insight Communications

John W. Hutton	42	Senior Vice President, Operations, of Insight Communications

Daniel Mannino	43	Senior Vice President and Controller of Insight Midwest, Insight Capital and Insight Communications

Judy Poole	56	Senior Vice President, Human Resources of Insight Communications

Colleen Quinn	50	Senior Vice President, Corporate Relations of Insight Communications

Mary Rhodes	53	Senior Vice President, Customer Service of Insight Communications

David Servies	43	Senior Vice President, Operations, of Insight Communications

James A. Stewart	51	Senior Vice President, High Speed Internet Services of Insight Communications

Sidney R. Knafel, a director of Insight Communications, has been Chairman of the Board of Insight Communications since 1985. He was the founder, Chairman and an equity holder of Vision Cable Communications, Inc. from 1971 until its sale in 1981. Mr. Knafel is presently the managing partner of SRK Management Company, a private investment company, and also serves as Chairman of BioReliance Corporation, a biological testing company. He is a director of General American Investors Company, Inc. and IGENE Biotechnology, Inc., as well as several private companies. Mr. Knafel is a graduate of Harvard College and Harvard Business School.

Michael S. Willner, a director of Insight Communications, co-founded and has served as Chief Executive Officer since 1985. Mr. Willner has also served as Vice Chairman of Insight Communications since August 2002, and had previously served as President from 1985. Since August 2002, he has served as Chairman of Insight Midwest and Insight Capital. Mr. Willner served as Executive Vice President and Chief Operating Officer of Vision

Cable from 1979 through 1985, Vice President of Marketing for Vision Cable from 1977 to 1979 and General Manager of Vision Cable’s Bergen County, New Jersey cable television system from 1975 to 1977. He is serving his second term as Chairman of the National Cable & Telecommunications Association’s Board of Directors and Executive Committee. He also serves on the boards of C-SPAN, CableLabs and the Walter Kaitz Foundation. Mr. Willner is a graduate of Boston University’s College of Communication and serves on the school’s Executive Committee.

Kim D. Kelly, a director of Insight Communications, has served as President since August 2002 and as Chief Operating Officer since January 1998. She joined Insight Communications in 1990 as Executive Vice President, and served from then until January 2002 as Chief Financial Officer. Since August 2002, she has also served as Chief Executive officer of Insight Midwest and Insight Capital. She served from 1982 to 1990 with Marine Midland Bank, becoming its Senior Vice President in 1988, with primary responsibility for media lending activities. Ms. Kelly is Chairperson of the Cable Advertising Bureau’s Board of Directors. She also serves as a member of the National Cable & Telecommunications Association Subcommittees for Telecommunications Policy, Diversity Initiatives and Accounting. Ms. Kelly also serves as a director of Bank of New York Hamilton Funds, and serves on the boards of Cable in the Classroom and the Cable Center. Ms. Kelly is a graduate of George Washington University.

Dinesh C. Jain has served as Senior Vice President and Chief Financial Officer since January 2002. Previously, Mr. Jain was employed for more than the past five years as a Managing Director of NTL, one of Europe’s leading cable and telecommunications companies. His background in the cable industry includes a nine-year period with OCOM Corporation and International CableTel, working in various key general management positions. His roles have included Deputy Managing Director, NTL Consumer Group, as well as Managing Director of Cable and Wireless Consumer Division.

Elliot Brecher has served as Senior Vice President and General Counsel of Insight Communications since January 2000. Previously, he was associated with the law firm Cooperman Levitt Winikoff Lester & Newman, P.C., which served as Insight Communications’ legal counsel until July 2000 when it merged with Sonnenschein Nath & Rosenthal, which continues to serve as our legal counsel. He joined that firm in February 1994 and served as a partner from January 1996 until joining Insight Communications. Prior to that, he was an associate of the law firm Rosenman & Colin from October 1988. Mr. Brecher received his law degree from Fordham University.

E. Scott Cooley joined Insight Communications in 1998 as Senior Vice President, Operations with responsibility for Insight Communications’ Indiana cluster. In October 2000, he became Senior Vice President, Employee Relations and Development of Insight Communications. Formerly, Mr. Cooley was an employee of TCI Communications for 18 years, having worked in the areas of technical operations and purchasing and as general manager of the Bloomington system. In 1994, he was appointed area manager of TCI Communications’ southern Indiana, Illinois and Missouri systems serving 260,000 customers. In 1997, he received TCI Communications’ Manager of the Year award. Mr. Cooley is currently the president of the Indiana Cable Telecommunications Association and serves as a member of the subcommittee for public relations.

Charles E. Dietz joined Insight Communications as Senior Vice President, Engineering in 1996 and became Chief Technology Officer in December 2001. From 1973 to 1995, Mr. Dietz was employed by Vision Cable Communications serving as Vice President of Technical Operations from 1988 through 1991, becoming Vice President of Operations in 1991.

Gregory B. Graff was appointed to Senior Vice President, Operations, in June 2000. He is responsible for Insight’s Southern Midwest region, where he oversees all facets of Insight’s systems in Louisville and Bowling Green, Kentucky as well as Evansville, Indiana. Previously, he served as Senior Vice President and General Manager of Insight Ohio since August of 1998. Prior to joining Insight, Mr. Graff served as Senior Vice President, Marketing, Programming and Advertising of Coaxial Communications since 1997. He joined Coaxial Communications as Vice President, Marketing and Sales in 1995. Prior to joining Coaxial Communications, Mr. Graff was Director of Marketing for KBLCOM’s Paragon Cable operation in San Antonio, Texas. He began his cable television career in 1984 with Continental Cablevision.

Pamela E. Halling joined Insight Communications as Vice President, Marketing in 1988 and has since become Senior Vice President of Marketing and Programming. Prior to joining Insight Communications, she had served since 1985 as Director of Consumer Marketing for the Disney Channel. Previously, she was Vice President of

Affiliate Marketing for Rainbow Programming Holdings, Inc. and a marketing consultant for TCI. She began her cable television career in 1973 with Continental Cablevision.

John W. Hutton joined Insight in 2000 as Vice President and General Manager of the Lexington, Kentucky system, and was promoted in 2002 to Senior Vice President, Operations. He is responsible for Insight’s Central region, which encompasses systems located in Columbus Ohio, Bloomington and Anderson, Indiana as well as Lexington and Covington, Kentucky. Hutton is a seasoned cable executive, having joined the industry in 1982 with Continental Cablevision following his graduation from Mercer College.

Daniel Mannino joined Insight Communications as Controller in 1989 and became Vice President and Controller in 1991 and Senior Vice President in 1999. Previously, Mr. Mannino was employed by Vision Cable from 1983 to 1989, becoming its Controller in 1986. Mr. Mannino is a certified public accountant.

Judy Poole joined Insight Communications in 1998 as Vice President, Human Resources and became Senior Vice President, Human Resources in 1999. Prior to joining Insight Communications, Ms. Poole spent 13 years at Cablevision Systems, most recently as Corporate Director of Employee Relations.

Colleen Quinn joined Insight Communications as Senior Vice President, Corporate Relations in 1999. Prior to joining Insight Communications, Ms. Quinn was the Senior Vice President, Government Affairs, of the New York City Partnership and Chamber of Commerce from 1997 to April 1999. She has also held positions at MacAndrews & Forbes Holdings, Inc. and the Revlon Foundation as Vice President from 1996 to 1997 and at Pacific Telesis Group as Executive Director and Director of Government Relations from 1993 to 1996.

Mary Rhodes joined Insight Communications in 1986 and became Vice President, Customer Service Administration in 1996 and Senior Vice President, Customer Service Administration in 2000. Ms. Rhodes previously served as general manager of our Jeffersonville, Indiana and Sandy, Utah cable systems.

David Servies joined Insight Communications in 1990 and became Senior Vice President, Operations in October 2000. He oversees the Western region which encompasses systems in Illinois, as well as Lafayette, Indiana. From 1998 to 2000, Mr. Servies served as District Vice President for Insight Communications’ Northeast Indiana District. Mr. Servies has worked in the cable industry for the past 21 years. Mr. Servies is a member of the Indiana Cable Telecommunications Association and the National Cable Television Association.

James A. Stewart joined Insight in 1987 as a Vice President, and now serves as Senior Vice President, High-Speed Data Operations. Formerly, Mr. Stewart was Operations Manager for National Guardian Security Services. He was also employed by Viacom International, Inc.’s cable television division for eight years, where he ultimately became Vice President and General Manager of Viacom Cablevision’s Nashville, Tennessee system.

Except as described in this prospectus, there are no arrangements or understandings between any Member of the Advisory Committee or executive officer and any other person pursuant to which that person was elected or appointed to his or her position.

Advisory Committee

The Partnership Agreement of Insight Midwest provides for a five member Advisory Committee. Insight Communications, through Insight LP, is entitled to designate three of the members of the Advisory Committee. The remaining members are designated by an affiliate of Comcast Cable. The Advisory Committee serves in an advisory capacity only. Insight LP is our general partner and has the exclusive authority to manage our business, operations and affairs, subject to certain approval rights of Comcast Cable.

Executive Compensation

None of the executive officers of Insight Midwest or Insight Capital are compensated for their services as such officers, but rather receive compensation from Insight Communications. None of the members of the Advisory Committee of Insight Midwest are compensated for their services as such members, but are entitled to reimbursement for travel expenses.

CERTAIN TRANSACTIONS

On November 17, 1999, our manager formed a joint venture with Source Media, Inc. known as SourceSuite, LLC to conduct all lines of business of Source Media relating to its VirtualModem and Interactive Channel products and businesses. Our manager capitalized the joint venture with $13.0 million in exchange for its 50% equity interest. As part of the transaction, our manager’s subsidiary acquired 842,105 shares of Source Media’s common stock for $12.0 million and warrants to purchase up to an additional 4,596,786 shares at an exercise price of $20 per share. In October 1999, our manager purchased $10.2 million aggregate principal amount of Source Media’s 12% senior secured notes due 2004 for a purchase price of approximately $4.1 million.

On March 3, 2000, SourceSuite’s Virtual Modem business was sold to Liberate Technologies in exchange for the issuance to each of our manager’s subsidiary and Source Media of 886,000 shares of Liberate common stock. SourceSuite continues to own and operate its programming assets, LocalSource and SourceGuide, and is party to preferred content and programming services agreements with Liberate.

Our manager is currently providing SourceSuite’s interactive services to customers in some of our systems. For the years ended December 31, 2002, 2001 and 2000, fees for such services totaled $1.6 million, $1.2 million and $77,000, and for the three months ended March 31, 2003 and 2002, fees for such services totaled $480,000 and $341,500.

On March 14, 2002, our manager purchased the remaining 50% equity interest in SourceSuite that it did not already own by means of submitting a bid at the public foreclosure sale of certain Source Media assets related to the SourceSuite operations. The public foreclosure sale was conducted pursuant to Article 9 of the Uniform Commercial Code by The Bank of New York Trust Company of Florida, N.A., as trustee and collateral agent with respect to the 12% notes. Our manager paid for the 50% interest by tendering its Source Media 12% notes. Source Media announced that it has terminated operations effective March 15, 2002.

Our manager, Insight LP, receives a management fee for each twelve-month period equal to 3% of substantially all revenue arising out of or in connection with the operations of our systems. For the years ended December 31, 2002, 2001 and 2000, Insight LP received management fees of $23.6 million, $20.6 million and $11.0 million, respectively, and for the three months ended March 31, 2003 and 2002, Insight LP received management fees of $6.3 million and $5.4 million, respectively. Our manager owns 50% of the partnership interests of Insight Midwest, and Insight Midwest owns 100% of the common stock of Insight Capital. In addition, Sidney Knafel, Michael Willner and Kim Kelly, who are each executive officers of our manager, are members of and collectively constitute a majority of Insight Midwest’s advisory committee.

On August 8, 2000, Insight LP purchased the non-voting common equity interest held by Coaxial Communications of Central Ohio, Inc. for 800,000 shares of the Class A common stock of Insight Communications plus $2.6 million in cash. In connection with the purchase, Insight Ohio’s operating agreement was amended to, among other things, (i) remove certain special rights of the principals of Coaxial Communications’ shareholders (the “Coaxial Entities”), (ii) vest in the common equity interests of Insight Ohio 70% of its total voting power and in the preferred equity interests of Insight Ohio 30% of its total voting power and (iii) make Insight LP the manager. Coaxial Communications retained its preferred interests in Insight Ohio and Insight Holdings became the sole owner of the common equity interests of Insight Ohio.

Insight Communications also agreed that if the 10% senior notes issued by Coaxial Communications or the 12 7/8% senior discount notes issued by Coaxial LLC are repaid or modified, or at any time after August 15, 2008, the principals of the Coaxial Entities may require Insight Communications to purchase their interests in the Coaxial Entities for $32.6 million, with credit given toward that amount for the value at such time of the 800,000 shares described above. The amount due to the principals of the Coaxial Entities will be payable, at the option of Insight Communications, in cash or in additional shares of Class A common stock of Insight Communications.

Insight Midwest Holdings is party to a $1.75 billion credit facility. On March 28, 2002, we borrowed $100.0 million from our manager, $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with amendments to the facility, and $3.0 million of which was contributed to Insight Ohio on March 28, 2002. Insight Midwest Holdings is permitted to make distributions to us for the purpose of repaying the $100.0 million loan so long as no default exists under the credit facility. This loan bears annual interest of 9%, compounded semi-annually, has a scheduled maturity date of January 31, 2011 and permits prepayments.

We purchase certain of our programming through an affiliate of Comcast Cable. Charges for such programming, including a 1½% administrative fee, were $130.5 million, $116.0 million and $57.4 million for the years ended December 31, 2002, 2001 and 2000 and $35.6 million and $31.0 million for the three months ended March 31, 2003 and 2002. As of March 31, 2003 and December 31, 2002, $35.6 million and $22.6 million of accrued programming costs were due to affiliates of Comcast Cable.

In October 1999, to facilitate the administration of our advertising services in our Kentucky systems, we entered into an agreement expiring on January 1, 2004 with an affiliate of AT&T Broadband, LLC (now known as Comcast Cable), which provides for this affiliate to perform all of our Kentucky advertising sale and related administrative services. We earned advertising revenues through this affiliate derived from our Kentucky systems of $15.8 million, $12.4 million and $12.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, and $3.9 million and $3.3 million for the three months ended March 31, 2003 and 2002, respectively. As of March 31, 2003 and December 31, 2002, we had $9.4 million and $8.5 million recorded as a receivable due from this affiliate. We pay this affiliate a fixed and variable fee for providing this service based on advertising sales cash flow growth. As of March 31, 2003 and December 31, 2002, we had $449,000 and $308,000 recorded as payables to this affiliate related to such services.

In July 2000, to facilitate delivery of telephone services, we entered into a ten-year agreement with AT&T Broadband (now known as Comcast Cable) that allows us to deliver local telephone service. Under the terms of the agreement, we lease for a fee certain capacity on our network to Comcast Cable. We provide certain services and support for which we receive additional payments. Revenue earned from leased network capacity used in the provision of telephone services was $2.2 million and $170,000 for the years ended December 31, 2002 and 2001, respectively, and $1.1 million and $200,000 for the three months ended March 31, 2003 and 2002, respectively. Comcast Cable is responsible for switching and transport facilities. Comcast Cable also pays us for installations, marketing and billing support that amounted to $7.6 million and $1.4 million for the years ended December 31, 2002 and 2001, respectively, and $1.4 million for the three months ended March 31, 2003.

On March 17, 2000, our manager entered into a two-year management agreement with InterMedia Partners Southeast (“IPSE”) (now known as Comcast of Montana/Indiana/Kentucky/Ohio), an affiliate of AT&T Broadband (now known as Comcast Cable), to provide management services to cable television systems acquired by AT&T Broadband. The management agreement has been extended and expires on June 30, 2003. As of March 31, 2003, these systems served approximately 114,600 customers in the state of Indiana. The employees of our Indiana and Kentucky systems operate these systems and the overhead for these systems is allocated and charged against the cash flow of the managed systems. On February 28, 2003, we exchanged with IPSE the system we then owned in Griffin, Georgia serving approximately 11,800 customers, plus $25 million, for certain of these managed systems serving approximately 23,400 customers, which are presently tied into our Louisville system.

PRINCIPAL SECURITYHOLDERS

Insight Capital is a wholly-owned subsidiary of Insight Midwest.

The following table sets forth information with respect to the beneficial ownership of Insight Midwest’s partnership interests:

Name of Beneficial Owner	Type of Interest	Percent of Partnership Interest
Insight Communications Company, L.P.(1) 810 Seventh Avenue, New York, NY 10019	General Partner	50%

TCI of Indiana Holdings, LLC(2) c/o Comcast Cable Holdings, LLC, 1500 Market Street, Philadelphia, PA 19102	Limited Partner	50%

(1)	Insight LP is a wholly-owned subsidiary of Insight Communications. The Class A common stock of Insight Communications is quoted on The Nasdaq National Market. Sidney R. Knafel and trusts for the benefit of his children, Michael S. Willner and Kim D. Kelly, through their ownership of Insight Communications’ Class B common stock have approximately 63% of Insight Communications’ voting power.
(2)	TCI of Indiana Holdings is an indirect subsidiary of Comcast Cable.

DESCRIPTION OF GOVERNING DOCUMENTS

Partnership Agreement

Organization and Duration

We were formed as a Delaware limited partnership in September 1999 in order to consolidate the Indiana systems and the Kentucky systems under one holding company. Unless sooner terminated in accordance with the terms of our partnership agreement, we will continue until October 2011.

General Partner and Limited Partner

Insight LP, a subsidiary of Insight Communications, is our general partner and TCI of Indiana Holdings, a subsidiary of Comcast Cable, is our limited partner. Other than with respect to certain partnership matters that require the approval of Comcast Cable, Insight Communications, through Insight LP, has the exclusive authority to manage our business, operations and affairs, and the exclusive right to exercise all rights incident to the ownership of all partnership or corporate interests held by us, including the Indiana, Kentucky, Illinois, Ohio and Georgia systems subject to certain approval rights of Comcast Cable. Insight Communications, through Insight LP, manages the Indiana and Kentucky systems pursuant to separate management agreements between Insight LP and each of Insight Communications Midwest and Insight Kentucky. Insight Communications, through Insight LP, manages the Illinois and Georgia systems pursuant to the management agreement between Insight LP and Insight Communications Midwest and manages the Ohio system pursuant to the Insight Ohio operating agreement.

Advisory Committee

Our partnership agreement provides for an advisory committee consisting of five representatives of the partners, three of whom are appointed by Insight Communications, through Insight LP, and two of whom are appointed by Comcast Cable, through TCI of Indiana Holdings. The advisory committee serves in an advisory capacity only.

Approval Rights of Comcast Cable

Our partnership agreement prohibits Insight Communications from causing us or our subsidiaries from taking certain actions without the approval of Comcast Cable. The following is a summary of certain of the material actions or events that require Comcast Cable’s approval:

•	selling or disposing of assets that would result in the allocation of income or gain to Comcast Cable pursuant to Internal Revenue Code Section 704(c) with certain permitted exceptions;

•	incurring any indebtedness or consummating any asset acquisition, such that immediately after the incurrence of such indebtedness or consummation of such asset acquisition, our operating cash flow ratio would exceed 7.0 to 1.0;

•	entering into any agreement evidencing indebtedness or any amendment to an agreement governing indebtedness that includes any borrower other than us or our subsidiaries or that provides that we may be deemed in default thereunder as a result of a default by Insight Communications or its affiliates;

•	entering into any amendment to, or refinancing of, any indebtedness that would affect any keepwell or guarantee issued by Comcast Cable;

•	consummating one or more asset dispositions in any consecutive twelve-month period having an aggregate value in excess of $25.0 million with certain permitted exceptions;

•	engaging in any merger, consolidation, recapitalization or other reorganization, with certain permitted exceptions;

•	entering into any transaction with Insight Communications or Comcast Cable or their affiliates, with certain permitted exceptions;

•	selecting a new general partner for us;

•	liquidating or dissolving except in accordance with the provisions of our partnership agreement;

•	issuing or redeeming any partnership interest or convertible interest, with certain permitted exceptions;

•	admitting any additional partners;

•	converting us to corporate form or changing our partnership tax classification;

•	commencing any bankruptcy or insolvency proceedings;

•	commencing, instituting or settling any lawsuit on behalf of us for any amount in excess of $3,000,000, subject to certain permitted exceptions;

•	engaging in new lines of business not described in our partnership agreement or acquiring cable television systems other than in Kentucky, Georgia, Illinois and Ohio and in specific parts of Indiana;

•	calling for additional capital contributions;

•	making any distribution to the partners other than distributions permitted pursuant to our partnership agreement;

•	amending our management incentive plan or any of the management agreements with Insight Communications;

•	changing our public accountants; or

•	transferring, issuing or redeeming any subsidiary equity interest, with certain permitted exceptions.

Capital Contributions and Distributions

Other than the contribution of the Indiana and Kentucky systems formerly owned by affiliates of Insight Communications and Comcast Cable, which contribution occurred in October 1999, and other than the contribution of the Illinois systems formerly owned by affiliates of Insight Communications and AT&T Broadband and the equity interests in Insight Holdings of Ohio formerly owned by Insight LP, which contribution occurred in January 2001, neither partner will be required to make any capital contributions to us. All distributions by us will be made in proportion to the partners’ percentage interests. Distributions prior to our liquidation must be approved by Comcast Cable and Insight Communications, except that we will be required to make quarterly distributions of cash, subject to contractual restrictions on distributions by us, to Insight LP to the extent of the estimated tax liabilities of Insight LP as a result of the allocation to Insight LP of our income and gain and pro rata distributions to TCI of Indiana Holdings.

Partnership Split-Up

At any time after December 31, 2005 (other than at certain times specified in our partnership agreement), either Comcast Cable or Insight Communications (the “Initiating Partner”) will have the right to commence the split-up process described below by delivering a notice to the other partner (the “Non-Initiating Partner”). The Non-Initiating Partner will have the right to postpone the split-up process one time only for a period of six months, subject to certain restrictions in our partnership agreement.

The Initiating Partner will be required to divide our assets and liabilities into two groups of as nearly equal gross fair market values as possible, taking into account that certain specified systems cannot be divided between the two groups, and causing the net fair market values (i.e., taking into account liabilities) of the two groups to be equal. The Non-Initiating Partner will have the right to select which of the two asset groups it desires to acquire from us in redemption of its ownership interest, provided that if the Non-Initiating Partner does not agree that the Initiating Partner’s division of our assets and liabilities complies with the requirements of our partnership agreement, it will have the right to propose its own division of our assets and liabilities. If the Non-Initiating Partner proposes its own division of asset groups and the partners cannot agree on two asset groups within ninety days, the partners will engage a mutually satisfactory investment banking firm or appraisal firm to select which partner’s division of our assets and liabilities most closely complies with the requirements of our partnership agreement. The partner whose asset group division is not selected by the firm will have the right to select which of the two asset groups designated by the other partner it desires to acquire from us in redemption of its ownership interest.

If the partners become obligated to consummate the split-up process in accordance with our partnership agreement and either partner defaults in its obligation, then the non-defaulting partner will have the right to cause us to be liquidated and dissolved in accordance with the liquidation provisions of our partnership agreement or to terminate the split-up process and continue our partnership.

Limitations on Our Activities

Our partnership agreement prohibits us and our subsidiaries from engaging in any business involving the provision of multipoint distribution systems, multichannel multipoint distribution systems or direct-to-home satellite systems without the consent of both partners.

Admission of Additional Partners and Amendments

We may issue additional equity interests in our partnership, and admit new persons as additional partners of our partnership, only with the approval of Insight Communications and Comcast Cable. Our partnership agreement may be amended only with the approval of Insight Communications and Comcast Cable.

Removal of Insight LP as General Partner

Under certain limited circumstances specified in our partnership agreement where Insight Communications’ conduct has resulted in material harm to us or Comcast Cable, Comcast Cable will have the right to replace Insight LP as general partner or purchase all of Insight LP’s partnership interest in us at fair market value and, upon consummation of such purchase, remove Insight LP as a partner.

Withdrawal of Partners and Assignment of Partnership Interests

Without Comcast Cable’s consent, our partnership agreement prohibits Insight LP from withdrawing as our general partner. Subject to certain permitted exceptions, our partnership agreement also prohibits Insight LP from assigning its partnership interest without the approval of Comcast Cable and will prohibit TCI of Indiana Holdings from assigning its partnership interest without the approval of Insight Communications.

Dissolution and Liquidation

The principal events upon which we will dissolve are:

•	the withdrawal of Insight LP as general partner unless Comcast Cable continues the partnership;

•	the expiration of our term;

•	an election to liquidate and dissolve us made by the non-defaulting partner pursuant to the terms of the split-up provisions of our partnership agreement, see “—Partnership Split-Up;”

•	the sale or disposition of all or substantially all our assets; or

•	the agreement of Insight Communications and Comcast Cable.

Management of the Systems

Insight Communications, through Insight LP, currently manages the Indiana and Kentucky systems pursuant to respective management agreements with Insight Communications Midwest and Insight Kentucky. Insight LP manages the Illinois and Georgia systems pursuant to the management agreement with Insight Communications Midwest and manages the Ohio system pursuant to the Insight Ohio operating agreement. Insight Communications has full and exclusive authority to manage the day to day operations and conduct the business of our systems. Our systems remain responsible for all expenses and liabilities relating to the construction, development, operation, maintenance, repair and ownership of the systems.

Management Fee

As compensation for the performance of its services, Insight Communications Midwest, Insight Kentucky and Insight Ohio each pay Insight Communications a management fee for each twelve-month period equal to 3% of all revenue arising out of or in connection with the operation of the business of the systems, excluding proceeds from the sale of assets or from extraordinary or non-recurring items and all interest, dividend and royalties and other types of investment income that do not arise from the operation of the business of the systems in the ordinary course. Insight Communications is also entitled to the reimbursement of all expenses necessarily incurred in its capacity as manager.

Termination

The management agreements will terminate automatically upon the termination of the applicable entity, and will also be terminable as follows:

•	with respect to the Insight Communications Midwest management agreement, by either Insight Communications Midwest or Insight Communications upon a sale or distribution of all the assets of Insight Communications Midwest;

•	with respect to the Insight Kentucky management agreement, by either Insight Kentucky or Insight Communications upon a sale or distribution of all the assets of Insight Kentucky;

•	with respect to either of the management agreements, upon the removal of Insight LP as our general partner pursuant to the terms of our partnership agreement, other than in connection with the transfer by Insight LP of its partnership interest to an affiliate;

•	with respect to the Insight Communications Midwest management agreement, by either Insight Communications Midwest or Insight Communications should the other party breach any agreement or covenant contained in the management agreement and that breach continues for a period of ninety days; and

•	with respect to the Insight Kentucky management agreement, by either Insight Kentucky or Insight Communications should the other party breach any agreement or covenant contained in the management agreement and that breach continues for a period of ninety days.

The Insight Ohio operating agreement allows Insight Communications to resign as manager and allows Insight Holdings, as owner of all of the common interests in Insight Ohio, to remove Insight Communications as manager.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Insight Midwest Holdings Credit Facility

Description of Credit Facility

On January 5, 2001, Insight Midwest Holdings, LLC, our wholly-owned subsidiary which owns all of our systems other than the Columbus, Ohio system, entered into a senior credit facility with a group of banks and other financial institutions led by The Bank of New York. The Insight Midwest Holdings credit facility provides for term loans of $1.325 billion and for revolving credit loans of up to $425 million, including a letter of credit subfacility of up to $50.0 million. Loans under the Insight Midwest Holdings facility were used to refinance the previous credit facilities of our Indiana and Kentucky systems (i.e., the Indiana and Kentucky credit facilities) and to finance the AT&T transactions, and may be used for working capital and general corporate purposes. The term loans will mature in June and December 2009, and the revolving credit loans will mature in June 2009, with quarterly reductions in the amount of outstanding term loans, revolving credit loans and commitments commencing March 2004. Obligations under the Insight Midwest Holdings credit facility are secured by a pledge of the outstanding equity interests of Insight Midwest Holdings and its subsidiaries and any amounts payable by Insight Midwest Holdings and its subsidiaries to us have been subordinated to the loans under the credit facility. Loans under the Insight Midwest Holdings credit facility bear interest, at Insight Midwest Holdings’ option, at an alternate base rate or Eurodollar rate, plus an additional margin, tied to Insight Midwest Holdings’ ratio of total debt to adjusted annualized operating cash flow, of between 0.50% and 2.75%.

The Insight Midwest Holdings credit agreement contains a number of covenants that, among other things, restrict the ability of Insight Midwest Holdings and its subsidiaries to make capital expenditures, acquire or dispose of assets, enter into mergers, incur additional indebtedness, pay dividends or other distributions, create liens on assets, make investments, and engage in transactions with related parties. The Insight Midwest Holdings credit facility permits the distribution to us of amounts equal to the interest then due and owing on our 10 ½% senior notes due 2010 and the interest and principal then due and owing on our 9 ¾% senior notes due 2009, including the exchange notes offered hereby, assuming that the maturity of the 10 ½% senior notes and the 9 ¾% senior notes has not been accelerated and, before and after giving effect to such payment, no default exists under the facility. In addition, the Insight Midwest Holdings credit facility requires compliance with certain financial ratios and also contains customary events of default. As of March 31, 2003, there was approximately $1.5 billion outstanding under the Insight Midwest Holdings credit facility.

Description of Credit Facility Amendment and Loan from Insight Communications

On March 28, 2002, we borrowed $100.0 million from our manager, $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with amendments to the facility, and $3.0 million of which was contributed to Insight Ohio on March 28, 2002. Insight Midwest Holdings is permitted to distribute to us amounts to repay the loan, so long as there is no default under the Insight Midwest Holdings credit facility. This loan bears annual interest of 9%, compounded semi-annually, has a scheduled maturity date of January 31, 2011 and permits prepayments.

Insight Midwest 9¾% Senior Notes Due 2009

We have outstanding $385.0 million in aggregate principal amount of 9¾% senior notes due 2009, of which $200 million was issued on October 1, 1999 and $185.0 million was issued on December 17, 2002. All of such notes were, and, upon the exchange of the exchange notes offered hereby for the initial notes issued on December 17, 2002, the exchange notes and the existing 9¾% senior notes will be, a single series of notes for all purposes of the indenture pursuant to which they are issued. For a description of the exchange notes and the existing 9¾% senior notes, see the section of this prospectus entitled “Description of Notes.”

Insight Midwest 10½% Senior Notes Due 2010

We have outstanding $500.0 million in aggregate principal amount of 10 1/2% senior notes due 2010. Interest on the 10 1/2% senior notes is payable semiannually on May 1 and November 1 of each year.

The 10½% senior notes constitute senior debt. The 10 1/2% senior notes rank pari passu with our existing 9¾% senior notes and effectively rank behind all existing and future indebtedness and other liabilities of our subsidiaries. The 10 1/2% senior notes will rank equally with the exchange notes offered hereby and with all of our future unsubordinated, unsecured debt that does not expressly provide that it is subordinated to the exchange notes and will rank ahead of all our future debts that expressly provide that they are subordinated to the exchange notes.

On or after November 1, 2005, we may redeem some or all of the 10 1/2% senior notes, plus accrued and unpaid interest. Prior to November 1, 2003, we may redeem up to 35% of the 10 1/2% senior notes with the proceeds of certain offerings of our equity at the price listed in the indenture governing the 10 1/2% senior notes.

If we or our subsidiaries sell certain assets or experience specific kinds of changes of control, we must offer to repurchase the 10 1/2% senior notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The indenture governing the 10 1/2% senior notes contains certain covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends on capital stock or repurchase capital stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Ohio Credit Facility

Insight Ohio entered into the Ohio credit facility on October 7, 1998 with a group of banks and other financial institutions led by Canadian Imperial Bank of Commerce. The Ohio credit facility provides for revolving credit loans of $25 million to finance capital expenditures and for working capital and general corporate purposes, including the upgrade of the Ohio system’s network and for the introduction of new video services. The Ohio credit facility matures on September 30, 2004, with quarterly reductions to the amount of the commitment. The amount available for borrowing is reduced by any outstanding letter of credit obligations.

Insight Ohio’s obligations under the Ohio credit facility are secured by substantially all the tangible and intangible assets of Insight Ohio and are guaranteed by Insight Midwest Holdings. Loans under the Ohio credit facility bear interest, at Insight Ohio’s option, at Canadian Imperial Bank of Commerce’s prime rate or at a Eurodollar rate. In addition to the index rates, Insight Ohio pays an additional margin percentage tied to its ratio of total debt to adjusted annualized operating cash flow, in the case of prime rate loans, 0.75% or, if under a 5:1 ratio, 0.25%; and in the case of Eurodollar loans, 2.0% or, if under a 5:1 ratio, 1.5%.

The Ohio credit facility contains a number of covenants that, among other things, restricts the ability of Insight Ohio and its subsidiaries to make capital expenditures, dispose of assets, incur additional indebtedness, incur guarantee obligations, pay dividends or make capital distributions, including distributions on the preferred interests that are required to pay the 10% senior notes due 2006 and the 12 7/8% senior discount notes due 2008 in the event of a payment default under the Ohio credit facility, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, engage in certain transactions with subsidiaries and affiliates and otherwise restrict certain activities. In addition, the Ohio credit facility requires compliance with certain financial ratios, including with respect to total leverage and interest coverage.

The Ohio credit facility contains customary events of default, including the failure to pay principal when due or any interest or other amount that becomes due within a period of time after the due date thereof, any representation or warranty being made by Insight Ohio that is incorrect in any material respect on or as of the date made, a default in the performance of any negative covenants or a default in the performance of certain other covenants or agreements for a specified period, default in certain other indebtedness, certain insolvency events, certain change of control events and a default under the indentures governing the 10% senior notes due 2006 and the 12 7/8% senior discount notes due 2008.

As of March 31, 2003, there was $23.8 million outstanding under the Ohio credit facility.

Insight Ohio is an unrestricted subsidiary under the indenture governing the 9¾% senior notes, including the exchange notes, and is prohibited by the terms of its indebtedness from making distributions to us.

Coaxial 10% Senior Notes Due 2006

Coaxial Communications of Central Ohio, Inc. and Phoenix Associates, an affiliated general partnership, have outstanding $140.0 million aggregate principal amount of 10% senior notes due 2006. Interest on the Coaxial 10% senior notes is payable semiannually on each February 15 and August 15 of each year. The Coaxial 10% senior notes are joint and several non-recourse obligations of Coaxial Communications and Phoenix.

As part of the financing plan that resulted in Insight Ohio acquiring the Ohio system, Insight Ohio issued Series A preferred interests and Series B preferred interests to Coaxial Communications. The 10% senior notes are secured by a first priority pledge of all of the issued and outstanding Series A preferred interests of Insight Ohio.

The Series A preferred interests have a liquidation preference of $140.0 million and will pay distributions in an amount equal to the interest payments on the Coaxial 10% senior notes. All Series A preferred interests were issued to Coaxial Communications and pledged to the trustee of the Coaxial 10% senior notes for the benefit of the holders of the Coaxial 10% senior notes. Coaxial Communications utilizes cash distributions on the Series A preferred interests to make payments on the Coaxial 10% senior notes.

The Coaxial 10% senior notes are conditionally guaranteed on a senior unsecured basis, by Insight Ohio and any future restricted subsidiaries of Coaxial Communications and Phoenix. The Coaxial 10% senior notes guarantees are only effective to the extent and at the time the holders of the Coaxial 10% senior notes are unable to realize proceeds from the enforcement of the mandatory redemption provisions of the Series A preferred interests. Insight Ohio is the only guarantor of the Coaxial 10% senior notes currently in existence.

The indenture governing the Coaxial 10% senior notes contains covenants that, among other things, generally restrict the ability of Coaxial Communications, Phoenix, Insight Ohio and any of their restricted subsidiaries to:

•	incur additional debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries to third parties;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	create dividend or other payment restrictions affecting restricted subsidiaries;

•	merge or consolidate in a transaction involving all or substantially all of the assets of Coaxial Communications and Phoenix and their restricted subsidiaries, taken as a whole;

•	transfer or sell assets; and

•	use distributions on the Series A preferred interests or Series B preferred interests for any purpose other than required payments of interest and principal on the Coaxial 10% senior notes or the Coaxial 12 7/8% senior discount exchange notes.

Coaxial 12 7/8% Senior Discount Notes Due 2008

Coaxial LLC (a 67.5% shareholder of Coaxial Communications) and Coaxial Financing Corp. (an affiliate of Coaxial LLC) have outstanding $55,869,000 aggregate principal amount at maturity of 12 7/8% senior discount notes due 2008, which were issued for $30.0 million gross proceeds. Cash interest on the Coaxial 12 7/8% senior discount notes does not accrue and is not payable prior to August 15, 2003. Thereafter, cash interest will accrue and will be payable semiannually on each February 15 and August 15, commencing February 15, 2004.

As part of the financing plan that resulted in Insight Ohio acquiring the Ohio system, Insight Ohio issued Series A preferred interests and Series B preferred interests to Coaxial Communications. The Series B preferred have an initial liquidation preference of $30.0 million. Insight Ohio will pay distributions to Coaxial Communications in an amount equal to the interest payments on the Coaxial 12 7/8% senior discount notes. Coaxial Communications uses the distributions received by it in respect of the Series B preferred interests to pay dividends on its common stock. Pursuant to certain promissory notes, Coaxial DJM LLC and Coaxial DSM LLC (each a shareholder of Coaxial Communications) pay dividends received by them to Coaxial LLC. Coaxial LLC utilizes cash dividends from the Coaxial Communications common stock and cash interest payments from the promissory notes to make payments on the Coaxial 12 7/8% senior discount notes. Though the Series B preferred interests make distributions in amounts equal to the interest payments on the Coaxial 12 7/8% senior discount notes, the Series B preferred interests do not serve as collateral for the Coaxial 12 7/8% senior discount notes and the holders of the Coaxial 12 7/8% senior discount notes will not have any direct claim with respect to the Series B preferred interests. The Insight Ohio Series A preferred interests have a priority over the Series B preferred interests with respect to both distributions and redemption.

The Coaxial 12 7/8% senior discount notes are conditionally guaranteed on a senior unsecured basis, by Insight Ohio and any future restricted subsidiaries of Coaxial LLC, other than Coaxial Communications, and Coaxial Financing. The Coaxial 12 7/8% senior discount notes guarantees are only effective to the extent and at the time the holders of the Coaxial 12 7/8% senior discount notes are unable to realize proceeds from the enforcement of the mandatory redemption provisions of the Insight Ohio Series B preferred interests. Insight Ohio is the only guarantor of the Coaxial 12 7/8% senior discount notes currently in existence. The Coaxial 12 7/8% senior discount notes guarantees are subordinated to the prior payment in full of all obligations of the guarantors.

The indenture governing the Coaxial 12 7/8% senior discount notes contains covenants that, among other things, generally restrict the ability of Coaxial LLC, Coaxial Financing, Insight Ohio and any of their restricted subsidiaries to:

•	incur additional debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries to third parties;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	create dividend or other payment restrictions affecting restricted subsidiaries;

•	merge or consolidate in a transaction involving all or substantially all of the assets of Coaxial LLC, Coaxial Financing and their restricted subsidiaries, taken as a whole;

•	transfer or sell assets; and

•	use dividends received on the Coaxial Communications common stock and payments received in respect of the promissory notes for any purpose other than required payments of interest and principal on the Coaxial 12 7/8% senior discount notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the “Issuers” refers only to Insight Midwest, L.P. and Insight Capital, Inc. and not to any of their Subsidiaries.

The initial notes were issued and the exchange notes (the “notes”) will be issued under an indenture dated October 1, 1999 among us and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The form and terms of the notes are the same in all material respects as the form and terms of the initial notes, except that the notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The initial notes have not been registered under the Securities Act and are subject to transfer restrictions.

On October 1, 1999, we issued $200.0 million aggregate principal amount of 9¾% Senior Notes Due 2009 under the indenture (the “Existing Notes”). The notes and the Existing Notes will be treated as a single series under the indenture, including for purposes of determining whether the required percentage of noteholders have given their approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all noteholders. However, the notes will not have the same CUSIP number as the Existing Notes. The notes being offered pursuant to this prospectus would represent approximately 48% of all of the notes that will be outstanding under the indenture after consummation of this offering.

The following description is a summary of the material provisions of the indenture. It does not restate it in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The notes:

•	are general unsecured obligations;

•	are senior in right of payment to any of our existing and future subordinated Indebtedness;

•	are equal in right of payment to all of our existing and future unsubordinated, unsecured Indebtedness, including $200.0 million in aggregate principal amount of the Existing Notes; and

•	are effectively subordinated in right of payment to all of our future secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

Substantially all of our operations are conducted through our Subsidiaries and therefore, we are dependent upon the cash flow of our Subsidiaries to meet our obligations, including our obligations under the notes. Our right to receive assets of any of our Subsidiaries will be effectively subordinated to the claims of that Subsidiary’s creditors (including trade creditors). As of March 31, 2003, all of our outstanding debt and other liabilities, other than the initial notes, our $100 million loan from Insight Communications, the Existing Notes and our 10½% senior notes due 2010, would have totaled approximately $1.9 billion, all of which is senior in payment to the notes. See “Risk Factors—We have substantial debt and have significant interest payment requirements, which may adversely affect our ability to obtain financing in the future to finance our operations and our ability to react to changes in our business,” “Risk Factors—The exchange notes are obligations of a holding company which has no operations and depends on its subsidiaries for cash,” “Risk Factors—Since the exchange notes will be effectively subordinated to the debt of our subsidiaries, our subsidiaries’ lenders will have the right to be paid before you” and “Risk Factors—

Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries.”

As of the date of this prospectus, all of our Subsidiaries, other than Insight Ohio, are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants-Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain other of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

The indenture provides for the issuance by the Issuers of notes with a maximum aggregate principal amount of $400.0 million, of which $200.0 million aggregate principal amount were issued on October 1, 1999 and of which $185.0 million aggregate principal amount at maturity were issued on December 17, 2002. The Existing Notes and the notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuer will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 1, 2009.

Interest on the notes will accrue at the rate of 9¾% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2003. The Issuers will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from October 1, 2002, and accrued interest through the purchase date must be paid by the purchaser. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange the notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of the notes to be redeemed.

Optional Redemption

The notes will not be redeemable at the Issuers’ option prior to October 1, 2004.

On or after October 1, 2004, the Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1, of the years indicated below:

Year	Percentage
2004	104.875%
2005	103.250%
2006	101.625%
2007 and thereafter	100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of the notes properly tendered the Change of Control Payment for such, and the Issuers will execute and issue and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes or portions of notes properly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuers and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuers and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Insight Midwest Holdings credit facility currently limits Insight Midwest’s Subsidiaries’ ability to pay dividends or make other distributions to the Issuers, and prohibit such payments in the case of a default or event of default thereunder. A Change of Control may constitute a default under the Insight Midwest Holdings credit facility. In the event a Change of Control occurs, Insight Midwest could seek the consent of its Subsidiaries’ lenders to provide sufficient funds to the Issuers for the purchase of the notes or could attempt to refinance the borrowings that contain such restrictions. If Insight Midwest does not obtain such consent or repay such borrowings, the Issuers will likely not have the financial resources to purchase the notes and such Subsidiaries would be prohibited from paying dividends to the Issuers for the purpose of such purchase. In any event, there can be no assurance that Insight Midwest’s Subsidiaries will have the resources available to make any such dividend or distribution. In addition, any future credit agreements or other agreements relating to Indebtedness to which the Issuers become a party may prohibit or otherwise limit the Issuers from purchasing any notes prior to their maturity, and may also provide that certain change of control events with respect to the Issuers would constitute a default thereunder. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing notes, the Issuers could seek the consent of their lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing notes. In such case, the Issuers’ failure to purchase tendered notes would constitute an Event of Default under the Indenture. See “Risk Factors—We may not be able to finance a change of control offer required by the indenture.”

Asset Sales

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) The Issuers (or the Restricted Subsidiary, as the case may be) receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Issuers’ Boards of Directors and evidenced by a resolution of the Boards of Directors set forth in an Officers’ Certificate delivered to the trustee; and

(3) at least 75% of the consideration received in such Asset Sale by the Issuers or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

1. (a) any Indebtedness or other liabilities, as shown on the Issuers’ or such Restricted Subsidiary’s most recent balance sheet, of the Issuers or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is by its terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Issuers or such Restricted Subsidiary from further liability; and

2. (b) any securities, notes or other obligations received by the Issuers or any such Restricted Subsidiary from such transferee that are converted within 45 days of the applicable Asset Sale by the Issuers or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Notwithstanding the foregoing, the Issuers and their Restricted Subsidiaries may engage in Asset Swaps; provided that, (1) immediately after giving effect to such Asset Swap, the Issuers would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and (2) the Issuers’ or the Restricted Subsidiary’s Board of Directors, as the case may be, determines that such Asset Swap is fair to the Issuers or such Restricted Subsidiary, as the case may be, from a financial point of view and such determination is evidenced by a resolution of such Boards of Directors set forth in an Officers’ Certificate delivered to the Trustee.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuers may apply those Net Proceeds at their option:

(1) to a permanent repayment or reduction of Indebtedness (other than subordinated Indebtedness) of the Issuers or a Restricted Subsidiary and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of a Permitted Business;

(3) to acquire Voting Stock of a Permitted Business from a Person that is not a Subsidiary of the Issuers; provided, that (a) after giving effect thereto, the Issuers and their Restricted Subsidiaries collectively own a majority of such Voting Stock and (b) such acquisition is otherwise made in accordance with the indenture, including, without limitation, the “Restricted Payments” covenant;

(4) to make capital expenditures; or

(5) to acquire other long-term tangible assets that are used or useful in a Permitted Business. Pending the final application of any Net Proceeds, the Issuers may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture relating to the notes with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Issuers’ or any of their Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuers or any of their Restricted Subsidiaries) or to the direct or indirect holders of the Issuers’ or any of their Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuers or to the Issuers or a Restricted Subsidiary of the Issuers);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuers) any Equity Interests of the Issuers or any direct or indirect parent of the Issuers;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in this clause and clauses (1) through (3) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and be continuing or would occur as a consequence thereof; and

(2) the Issuers would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable fiscal quarter, have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after the date of the indenture (excluding Restricted Payments made pursuant to clauses (2), (3) and (4) of the next succeeding paragraph) shall not exceed, at the date of determination, the sum, without duplication, of:

3. (a) an amount equal to the Issuers’ Consolidated Cash Flow from the date of the indenture to the end of the Issuers’ most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.2 times the Issuers’ Consolidated Interest Expense from the date of the indenture to the end of the Issuers’ most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period; plus

4. (b) an amount equal to 100% of Capital Stock Sale Proceeds less any such Capital Stock Sale Proceeds used in connection with:

(i) an Investment made pursuant to clause (6) of the definition of “Permitted Investments;” or

(ii) an incurrence of Indebtedness pursuant to clause (8) of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” plus

5. (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of. (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

6. (d) to the extent that the Board of Directors designates any Unrestricted Subsidiary that was designated as such after the date of the Indenture as a Restricted Subsidiary, the lesser of (i) the aggregate fair market value of all Investments owned by the Issuers and their Restricted Subsidiaries in such Subsidiary at the time such Subsidiary was designated as an Unrestricted Subsidiary and (ii) the then aggregate fair market value of all Investments owned by the Issuers and their Restricted Subsidiaries in such Unrestricted Subsidiary.

As of March 31, 2003, the amount that was available to the Issuers for Restricted Payments pursuant to this clause (3) was $1.6 billion.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Issuers or of any Equity Interests of the Issuers in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuers or an employee stock ownership plan or to a trust established by the Issuers or any Subsidiary of the Issuers for the benefit of its employees) of, Equity Interests of the Issuers (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Issuers or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) regardless of whether any Default then exists, the payment of any dividend by a Restricted Subsidiary of an Issuer to the holders of its Equity Interests on a pro rata basis;

(5) the payment of any dividend or distribution to Insight Communications for the repurchase, redemption or other acquisition or retirement for value by Insight Communications of any of its Equity Interests of Insight Communications held by any member of Insight Communications’ (or any of its Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

(6) regardless of whether any Default then exists, the payment of any dividend or distribution to the extent necessary to permit direct or indirect beneficial owners of Capital Stock of Insight Midwest to pay federal, state or local income tax liabilities that would arise solely from income of Insight Midwest or any of its Restricted Subsidiaries, as the case may be, for the relevant taxable period and attributable to them solely as a result of Insight Midwest (and any intermediate entity through which the holder owns such Capital Stock) or any of its Restricted Subsidiaries being a limited liability company, partnership or similar entity for federal income tax purposes;

(7) the retirement, redemption or repurchase of Equity Interests of an Issuer pursuant to clauses (ii) or (iii) of Section 10.1 (b) of the Partnership Agreement as a result of the occurrence of a Formal Determination (as defined in the Partnership Agreement) and which relates to Federal Communications Commission or other regulatory violations described in the Partnership Agreement; and

(8) other Restricted Payments in an aggregate amount not to exceed $25.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuers or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $20.0 million. Not later than the date of making any Restricted Payment, the Issuers will deliver to the trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Issuers will not, and will not permit any of their Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuers will not issue any Disqualified Stock and will not permit any of their Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and Restricted Subsidiaries of the Issuers may incur Indebtedness or issue preferred stock, if the Issuers’ Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or preferred stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended fiscal quarter of the Issuers for which internal financial statements are available, would have been no greater than 8.0 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt’):

(1) the incurrence by the Issuers and their Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuers and their Restricted Subsidiaries thereunder) not to exceed $1.225 billion;

(2) the incurrence by the Issuers and their Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Issuers of Indebtedness represented by the Existing Notes issued on the date of the indenture and the Notes issued in exchange for the Existing Notes pursuant to the registration rights agreement, dated as of October 1, 1999, by and among Insight Midwest, L.P., Insight Capital, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, BNY Capital Markets, Inc. and Wasserstein Perella Securities, Inc. relating to the Existing Notes;

(4) the incurrence by the Issuers or any of their Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Issuers or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by the Issuers or any of their Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness other than intercompany Indebtedness that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (4) of this paragraph;

(6) the incurrence by the Issuers or any of their Restricted Subsidiaries of intercompany Indebtedness between or among the Issuers and any of their Restricted Subsidiaries; provided, however, that:

7. (a) if any of the Issuers is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, and

8. (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuers or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuers or a Restricted Subsidiary of the Issuers will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuers or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Issuers or any of their Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding;

(8) the incurrence by the Issuers or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount at any time outstanding not to exceed 200% of the net cash proceeds received by Insight Midwest from the sale of its Equity Interests (other than Disqualified Stock) after the date of the indenture to the extent such net cash proceeds have not been applied to make Restricted Payments or to effect other transactions pursuant to the covenant described above under the caption “—Restricted Payments” or to make Permitted Investments pursuant to clause (6) of the definition thereof;

(9) the guarantee by the Issuers of Indebtedness of the Issuers or a Restricted Subsidiary of the Issuers that was permitted to be incurred by another provision of this covenant;

(10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant;

(11) the incurrence by the Issuers or any of their Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $50.0 million;

(12) the incurrence by the Issuers or any Restricted Subsidiary of Indebtedness represented by notes issued to Affiliates in respect of, and amounts equal to, advances made by such Affiliates to enable the Issuers or any Restricted Subsidiary to make payments in connection with the notes or the Amended Kentucky Credit Facility; and

(13) the incurrence by the Issuers’ Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, that event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Issuers that was not permitted by this clause (13).

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuers or such Restricted Subsidiary, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of the Issuers or a Restricted Subsidiary shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuers or such Restricted Subsidiary solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted to classify such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Sale and Leaseback Transactions

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Issuers or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) the Issuers or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Debt to Cash Flow Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) created a Lien on such property securing Attributable Debt pursuant to the covenant described below under the caption “—Liens;”

(2) the net cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Issuers or that Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders-Asset Sales.”

Liens

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Equity Interests to the Issuers or any of their Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Issuers or any of their Restricted Subsidiaries;

(2) make loans or advances or guarantee any such loans or advances to the Issuers or any of their Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Issuers or any of their Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuers or any of their Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such restrictions are no more restrictive than the terms contained in the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility; and

(13) restrictions that are not materially more restrictive than customary provisions incomparable financings and the management of the Issuers determines that such restrictions will not materially impair the Issuers’ ability to make payments as required under the notes.

Merger, Consolidation or Sale of Assets

No Issuer may directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and their Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) such Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Issuers under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Issuers or the Person formed by or surviving any such consolidation or merger (if other than the Issuers), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable fiscal quarter, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, the Issuers may not, directly or indirectly, lease all or substantially all of their properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuers and any of the Restricted Subsidiaries.

Transactions with Affiliates

The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer, exchange or otherwise dispose of any of their properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliates, officers or directors of the Issuers (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuers or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuers or such Restricted Subsidiary with an unrelated Person (as determined by the Board of Directors and evidenced by a resolution of the Board of Directors); and

(2) the Issuers deliver to the trustee:

9. (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

10. (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, however, that this clause (b) shall not apply to any transaction between or among Insight Midwest, Insight Communications, AT&T and their respective Subsidiaries.

11. The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by the Issuers or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Issuers or such Restricted Subsidiary;

(2) transactions between or among the Issuers and/or their Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Issuers solely because an Issuer owns an Equity Interest in such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Issuers;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Issuers;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “Restricted Payments;”

(7) payment of management fees to Insight Communications Company, L.P. pursuant to the Management Agreements;

(8) any transactions or arrangements entered into, or payments made, pursuant to the terms of the Amended Kentucky Credit Facility or the Amended Indiana Credit Facility;

(9) Permitted Investments;

(10) any transactions or arrangements in existence on the date of the Indenture; and

(11) any arrangement with affiliates of Source Media, Inc. for the distribution of cable television services or programming.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Issuers and their Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as the Issuers shall determine. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, the Issuers will furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuers’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Issuers were required to file such reports.

In addition, following the completion of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, the Issuers will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuers have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Issuers have designated any of their Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuers and their Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuers.

Restrictions on Activities of Insight Capital

Insight Capital will not hold any material assets, become liable for any material obligations, other than the notes, or engage in any significant business activities; provided that Insight Capital may be a co-obligor with respect to Indebtedness if Insight Midwest is a primary obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Insight Midwest or one or more of Insight Midwest’s Restricted Subsidiaries other than Insight Capital.

Payments for Consent

The Issuers will not, and will not permit any of their Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by the Issuers or any of their Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders” or “—Certain Covenants-Merger, Consolidation or Sale of Assets;”

(4) failure by the Issuers or any of their Restricted Subsidiaries for 30 days after written notice thereof has been given to the Issuers by the trustee or to the Issuers and the trustee by the holders of at least 25% of the aggregate principal amount of the notes outstanding to comply with any of their other covenants or agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any of their Restricted Subsidiaries (or the payment of which is guaranteed by the Issuers or any of their Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

12. (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

13. (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6) failure by the Issuers or any of their Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $25.0 million, (net of applicable insurance which has not been denied in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) certain events of bankruptcy or insolvency described in the indenture with respect to the Issuers or any of their Restricted Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuers, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except (1) a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes or (2) in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note affected by such modification or amendment.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Issuers with the intention of avoiding payment of the premium that the Issuers would have had to pay if the Issuers then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to October 1, 2004, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding the prohibition on redemption of the notes prior to October 1, 2004, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Issuers are required to deliver to the trustee within 90 days after the end of each fiscal year a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuers, as such, shall have any liability for any obligations of the Issuers under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Issuers or any of their Subsidiaries is a party or by which the Issuers or any of their Subsidiaries are bound;

(6) the Issuers must have delivered to the trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of the Issuers under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Issuers must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8) the Issuers must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of Certificated Notes;

(3) to provide for the assumption of the Issuers’ obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuers), have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which either of the Issuers is a party or by which either of the Issuers is bound;

(3) the Issuers have paid or caused to be paid all sums payable by them under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Insight Midwest, L.P., c/o Insight Communications Company, Inc., 810 Seventh Avenue, New York, NY 10019, Attention: Ms. Colleen Quinn, or calling (917) 286-2300.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of more than 10% of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Amended Indiana Credit Facility” means that certain credit agreement, dated as of October 31, 1998, by and among Insight Communications of Indiana, LLC, The Bank of New York, as administrative agent, and the other lenders party thereto, as amended by Amendment No. 1 dated as of September 24, 1999, and as the same may hereafter be further amended, modified, supplemented or renewed in accordance with its terms and all other loan documents, including the security agreement, delivered pursuant thereto.

“Amended Kentucky Credit Facility” means the Amended and Restated Revolving Credit and Term Loan Agreement dated as of October 1, 1999 among Insight Kentucky Partners I, L.P. (f/k/a InterMedia Partners VI, L.P.), Toronto Dominion (Texas), Inc., as administrative agent, and the other lenders party thereto.

“Asset Acquisition” means (a) an Investment by the Issuers or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into the Issuers or any Restricted Subsidiary, or (b) any acquisition by the Issuers or any Restricted Subsidiary of the assets of any Person that constitute substantially all of an operating unit, a division or line of business of such Person or that is otherwise outside of the ordinary course of business.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Issuers and their Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders-Change of Control” and/ or the provisions described above under the caption “—Certain Covenants-Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Issuers’ Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value (as determined by the Board of Directors and evidenced by a resolution of the Board of Directors) of less than $5.0 million;

(2) a transfer of assets between or among the Issuers and their Wholly Owned Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Issuers or to another Wholly Owned Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants-Restricted Payments;” and

(7) the incurrence of Permitted Liens and the disposition of assets related to such Permitted Liens by the secured party pursuant to a foreclosure.

“Asset Swap” means an exchange of assets by the Issuers or a Restricted Subsidiary of the Issuers for:

(1) one or more Permitted Businesses;

(2) a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

(3) long-term assets that are used in a Permitted Business in a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code or any similar or successor provision of the Internal Revenue Code.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to Insight Midwest at the option of the Issuers, the board of directors of Insight Communications or the Advisory Committee of Insight Midwest; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capital Stock Sale Proceeds” means the aggregate net cash proceeds (including the fair market value of the non-cash proceeds, as determined by an independent appraisal firm), received by Insight Midwest after the date of the indenture:

(x) as a contribution to the common equity capital or from the issue or sale of Equity Interests of Insight Midwest (other than Disqualified Stock); or

(y) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Insight Midwest that have been converted into or exchanged for such Equity Interests, other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Insight Midwest.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds having assets in excess of $100.0 million, at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuers and their Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Permitted Holder and its Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of Insight Midwest;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and/or one or more of the Permitted Holders and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Insight Midwest, measured by voting power rather than number of shares;

(4) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Insight Communications, measured by voting power rather than number of shares;

(5) during any consecutive two-year period, the first day on which individuals who constituted the Board of Directors of Insight Communications as of the beginning of such two-year period (together with any new directors who were nominated for election or elected to such Board of Directors with the approval of a majority of the individuals who were members of such Board of Directors, or whose nomination or election was previously so approved at the beginning of such two-year period) cease to constitute a majority of the Board of Directors of Insight Communications; or

(6) Insight Communications consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Insight Communications, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Insight Communications or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Insight Communications outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Common Stock” of any Person means all Capital Stock of such Person that is generally: entitled to (1) vote in the election of directors of such Person or (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income (including the partial or entire reversal of reserves taken in prior periods) for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Issuers shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Issuers only to the extent that a corresponding amount would be permitted at the date of determination to be dividend to the Issuers by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries, plus (ii) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), all calculated after taking into account the effect of all Hedging Obligations, and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded; and

(5) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries, except for purposes of the covenants described under the caption “Certain Covenants-Restricted Payments” and “—Incurrence of Indebtedness and Issuance of Preferred Stock” in which case the Net Income of any Unrestricted Subsidiary will be included to the extent it would otherwise be included under clause (1) of this definition above.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuers who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Debt to Cash Flow Ratio” means, as of any date of determination (the “Determination Date”), the ratio of (a) the Consolidated Indebtedness of the Issuers as of such Determination Date to (b) four times the Consolidated Cash Flow of the Issuers for the most recent full fiscal quarter ending immediately prior to such Determination Date for which internal financial statements are available (the “Measurement Period”), determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by the Issuers and their Subsidiaries from the beginning of such quarter through and including such Determination Date (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such quarter. For purposes of calculating Consolidated Cash Flow for the Measurement Period immediately prior to the relevant Determination Date, (i) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during the Measurement Period; (ii) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and (iii) if the Issuers or any Restricted Subsidiary shall have in any manner (x) acquired (including through an Asset Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with generally accepted accounting principles consistently applied, as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period, and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuers to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuers may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants-Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means up to $10.0 million in aggregate principal amount of Indebtedness of the Issuers and their Subsidiaries (other than Indebtedness under the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility) in existence on the date of the indenture, until such amounts are repaid.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) representing Capital Lease Obligations of such Person and all Attributable Debt in respect of sale and leaseback transactions entered into by such Person;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Insight Communications” means Insight Communications Company, Inc.

“Insight Midwest” means Insight Midwest, L.P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. If the Issuers or any Restricted Subsidiary of the Issuers sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuers such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Issuers, the Issuers shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants-Restricted Payments.” The acquisition by the Issuers or any Restricted Subsidiary of the Issuers

of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuers or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants-Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation, assignment for security or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Agreements” means the management agreements between Insight Communications Company, L.P. and each of Insight Indiana and Insight Kentucky as each is in effect on the date of the indenture.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss) together with any related provision for taxes on such gain (but not loss) realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss) together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Issuers or any of their Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Sale;

(2) all payments made on any indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security arrangement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Issuers or any Restricted Subsidiary after such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Issuers nor any of their Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Issuers or any of their Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuers or any of their Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Partnership Agreement” means the limited partnership agreement of Insight Midwest, L.P., dated October 1, 1999.

“Permitted Business” means a cable television, media and communications, entertainment, telecommunications or data transmission business, businesses ancillary, complementary or reasonably related thereto and reasonable extensions thereof.

“Permitted Holders” means Sidney R. Knafel, Michael S. Willner and Kim D. Kelly.

“Permitted Investments” means:

(1) any Investment in the Issuers or in a Restricted Subsidiary of an Issuer;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Issuers or any Subsidiary of an Issuer in a Person, if as a result of such Investment:

16. (a) such Person becomes a Restricted Subsidiary of an Issuer; or

17. (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, an Issuer or a Restricted Subsidiary of an Issuer; provided that such Person’s primary business is a Permitted Business;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders-Asset Sales;”

(5) any Investment in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(6) Investments made out of the net cash proceeds of the issue and sale (other than to a Subsidiary of Insight Midwest) of Equity Interests (other than Disqualified Stock) of Insight Midwest, to the extent that:

18. (a) such net cash proceeds have not been applied to make a Restricted Payment or to effect other transactions pursuant to the covenant described above under the caption “—Restricted Payments,” or

19. (b) such net cash proceeds have not been used to incur Indebtedness pursuant to clause (8) of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7) the extension of credit to vendors, suppliers and customers in the ordinary course of business;

(8) any Investment existing as of the date of the indenture, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require the Issuers or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith;

(9) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of an Issuer;

(10) Hedging Obligations;

(11) loans and advances to officers, directors and employees of the Issuers and the Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses in each case incurred in the ordinary course of business not to exceed $1.0 million outstanding at any time; and

(12) other Investments in any Person, other than Insight Communications or an Affiliate of Insight Communications that is not also a Subsidiary of an Issuer, having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the date of the indenture not to exceed $50.0 million.

“Permitted Liens” means:

(1) Liens securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of the Issuers or a Restricted Subsidiary;

(3) Liens on property or assets, or any shares of Capital Stock or secured indebtedness of a Person existing at the time such Person is merged with or into or consolidated with an Issuer or any Restricted Subsidiary of an Issuer; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Issuer or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Issuers or any Restricted Subsidiary of an Issuer, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

(10) Statutory liens or landlords’, carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(11) Easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Issuers or any of their Restricted Subsidiaries;

(12) Attachment or judgment Liens not giving rise to a Default or an Event of Default;

(13) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(14) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business, exclusive of obligations for the payment of borrowed money;

(15) Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

(16) Liens arising from filing Uniform Commercial Code financing statements regarding leases or other Uniform Commercial Code financing statements for precautionary purposes relating to arrangements not constituting Indebtedness;

(17) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(18) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect the Issuers or any of their Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(19) Liens consisting of any interest or title of a licensor in the property subject to a license;

(20) Liens on the Capital Stock of Unrestricted Subsidiaries;

(21) Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

(22) Any extensions, substitutions, replacements or renewals of the foregoing; and

(23) Liens incurred in the ordinary course of business of the Issuers or any Restricted Subsidiary of the Issuers with respect to obligations that do not exceed $20.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuers or any of their Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuers or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Issuers or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means AT&T Broadband and Internet Services and Insight Communications.

“Related Party” means, with respect to any Person:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of such Person; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more such Persons and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation was in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of an Issuer (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with an Issuer or any Restricted Subsidiary of an Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuers; and

(3) is a Person with respect to which neither the Issuers nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

Any designation of a Subsidiary of an Issuer as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants-Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of an Issuer as of such date and, if such

Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption”—Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuers shall be in default of such covenant. The Boards of Directors of the Issuers may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of an Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

EXCHANGE OFFER

Registration Rights Agreement

The initial notes were originally issued on December 17, 2002 to Credit Suisse First Boston Corporation, Banc of America Securities LLC, BNY Capital Markets, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., TD Securities (USA) Inc., Fleet Securities, Inc., SunTrust Capital Markets, Inc., BNP Paribas Securities Corp. and UBS Warburg LLC, pursuant to a purchase agreement dated December 12, 2002. The initial purchasers subsequently resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. We are parties to a registration rights agreement with the initial purchasers entered into as a condition to the closing under the purchase agreement. Pursuant to the registration rights agreement, we agreed, for the benefit of the holders of the initial notes, at our cost to:

•	file an exchange offer registration statement on or before June 15, 2003 with the Securities and Exchange Commission with respect to the exchange offer for the notes;

•	use our reasonable best efforts to have the registration statement declared effective under the Securities Act by December 17, 2003; and

•	upon the effectiveness of such registration statement, commence and consummate the exchange offer.

Upon the registration statement being declared effective, we will offer the exchange notes in exchange for surrender of the initial notes. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the initial notes. For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note.

Under existing interpretations of the staff of the Securities and Exchange Commission contained in several no-action letters to third parties, we believe that the exchange notes will in general be freely tradeable after the exchange offer without further registration under the Securities Act. However, any purchaser of initial notes who is an “affiliate” of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on these interpretations of the staff of the Securities and Exchange Commission;

•	will not be able to tender its initial notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the initial notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

As contemplated by these no-action letters and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	the holder is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•	the holder is acquiring the exchange notes in the ordinary course of business;

Each holder participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes and cannot rely on those no-action letters.

For a description of the procedures for resales by broker-dealers, see “Plan of Distribution.”

Shelf Registration Statement

If:

•	we are not permitted to consummate this exchange offer because the exchange offer is not permitted by applicable law or Commission policy (after we have unsuccessfully sought a no-action letter from the Commission allowing us to consummate the exchange offer); or

•	any holder of transfer restricted securities notifies us within 20 business days following the 30th business day after the effective date of the registration statement that

•	it is prohibited by law or Commission policy from participating in the exchange offer,

•	it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the registration statement is not appropriate or available for such resales or

•	that it is a broker-dealer and owns notes acquired directly from us or one of our affiliates,

then we will file with the Commission a shelf registration statement relating to all transfer restricted securities. We will use our reasonable best efforts to file the shelf registration statement within 30 days of the earlier of the date we determine that we cannot consummate this exchange offer or the date we receive notice from a holder as described in the previous sentence. We will use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission within 90 days after we are required to file the shelf registration statement. However, the deadlines for filing and effectiveness of the shelf registration statement shall not be earlier than such deadlines for the registration statement.

For purposes of this section, “transfer restricted securities” means each:

•	initial note until the earliest to occur of

•	the date on which such initial note has been exchanged in the exchange offer for an exchange note which may be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act,

•	the date on which such initial note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or

•	the date on which such initial note is distributed to the public pursuant to Rule 144 under the Securities Act; and

•	exchange note held by a broker-dealer until the date on which such exchange note is disposed of by a broker-dealer pursuant to the “Plan of Distribution” contained herein (including the delivery of this prospectus).

The registration rights agreement provides that if:

•	we fail to file the registration statement or shelf registration statement required by the registration rights agreement on or before the date specified for such filing;

•	the registration statement or the shelf registration statement is not declared effective by the Securities and Exchange Commission on or prior to the date specified in the registration rights agreement for such effectiveness;

•	we fail to complete the exchange offer within 30 business days of the December 17, 2003 deadline for effectiveness of the registration statement; or

•	the shelf registration statement or the registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the period specified in the registration rights agreement (each such event referred to in this clause and the three preceding clauses are referred to as a “registration default”);

then we will pay liquidated damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of $.50 per week per $1,000 principal amount of notes.

All accrued liquidated damages will be payable to holders of the initial notes in cash on the semi-annual interest payment dates on the notes, commencing with the first such date occurring after any such registration default, until such registration default is cured.

Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Holders of notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring transfer restricted securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Expiration Date; Extensions; Amendments; Termination

The exchange offer will expire at 5:00 p.m., New York City time, on July 21, 2003, unless we extend it in our reasonable discretion. The expiration date of the exchange offer will be at least 20 business days after we mail notice of the exchange offer to holders as provided in Rule 14e-1(a) under the Securities Exchange Act of 1934 and the registration rights agreement.

To extend the expiration date, we will need to notify the exchange agent of any extension by oral, promptly confirmed in writing, or written notice. We will also need to notify the holders of the initial notes by mailing an announcement or by means of a press release or other public announcement communicated, unless otherwise required by applicable law or regulation, before 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

We expressly reserve the right:

•	to delay acceptance of any initial notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of initial notes not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have occurred and have not been waived by us, if permitted to be waived, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the initial notes of the amendment including providing public announcement, or giving oral or written notice to the holders of the initial notes. A material change in the terms of the exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of the exchange offer. If any material change is made to the terms of the exchange offer, we will disclose the change by means of a post-effective amendment to the registration statement of which this prospectus is a part and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will also extend the exchange offer for an additional five to ten business days as required by the Securities Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral, promptly confirmed in writing, or written notice to the exchange agent.

Procedures for Tendering Initial Notes

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

Regular Delivery Procedure:

Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal, guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile, together with the certificates representing your initial notes being tendered and any other required documents, to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

Book-entry Delivery Procedure:

Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (“DTC”) as contemplated by the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

Guaranteed Delivery Procedure:

If time will not permit you to complete your tender by using the procedures described above before the expiration date, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. For purposes of this exchange offer, a holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact this registered holder promptly and instruct this registered holder to tender these notes on your behalf. If you wish to tender these initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by an eligible institution. An eligible institution is:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

However, signatures on a letter of transmittal do not have to be guaranteed if initial notes are tendered:

•	by a registered holder, or by a participant in DTC in the case of book-entry transfers, whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder, or deposited into this participant’s account at DTC in the case of book-entry transfers; or

•	for the account of an eligible institution.

If the letter of transmittal or any bond powers are signed by:

•	the recordholder(s) of the initial notes tendered: The signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever;

•	a participant in DTC: The signature must correspond with the name as it appears on the security position listing as the holder of the initial notes;

•	a person other than the registered holder of any initial notes. These initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes;

•	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity. These persons should so indicate such capacities when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s system may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

•	you tender through an eligible institution, on or before the expiration date, and the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by this letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all your tendered initial notes in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance Of Initial Notes For Exchange; Delivery Of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within the time that we shall determine. Neither the exchange agent, any other person or we will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. Neither the exchange agent nor we will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until the irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived as promptly as practicable following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if, we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered by a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, as promptly as practicable after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

In addition, we reserve the right in our sole discretion, but in compliance with the provisions of the indenture, to:

•	purchase or make offers for any initial notes that remain outstanding after the expiration date, or, as described under “—Expiration Date; Extensions; Amendments; Termination,” to terminate the exchange offer as provided by the terms of our registration rights agreement; and

•	purchase initial notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.

The terms of any of the purchases or offers described above could differ from the terms of the exchange offer.

Withdrawal Of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered initial notes for exchange by us.

Any notice of withdrawal must:

•	specify the name of the person having tendered the initial notes to be withdrawn;

•	identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

•	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender; and

•	state that you are withdrawing your tender of initial notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time before the expiration date.

Conditions To The Exchange Offer

With exceptions, we will not be required to accept initial notes for exchange, or issue exchange notes in exchange for any initial notes, and we may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the initial notes, if:

•	the exchange offer violates applicable law or any interpretation of the staff of the Securities and Exchange Commission;

•	any required governmental approval has not been obtained; or

•	a court or any governmental authority has issued an injunction, order or decree that would prevent or impair our ability to proceed with the exchange offer.

These conditions are for our sole benefit. We may assert any of these conditions regardless of the circumstances giving rise to any of them. We may also waive these conditions, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion, but within the limits of applicable law, that any of the foregoing events or conditions has occurred or exists or has not been satisfied. Our failure at any time to exercise any of our rights described in this prospectus will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which we may assert at any time and from time to time.

If we determine that we may terminate the exchange offer, as provided above, we may:

•	refuse to accept any initial notes and return any initial notes that have been tendered to their holders;

•	extend the exchange offer and retain all initial notes tendered before the expiration date, allowing, however, the holders of tendered initial notes to exercise their rights to withdraw their tendered initial notes; or

•	waive any termination event with respect to the exchange offer and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “—Expiration Date; Extensions; Amendments; Termination.”

If we determine that we may terminate the exchange offer, we may be required to file a shelf registration statement with the Securities and Exchange Commission as described under “—Shelf Registration Statement.” The exchange offer is not dependent upon any minimum principal amount of initial notes being tendered for exchange.

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

The Bank of New York

101 Barclay Street, 7 East

New York, New York 10286

Attention: Reorganization Section

Fax number: (212) 815-6339

Fees And Expenses

We will bear the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders under the exchange offer is being made by mail; however, our officers and other employees may make additional solicitations by telegraph, telephone, telecopy or in person.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer. If required by law, we will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes, and in handling or forwarding tenders for exchange.

We will pay the expenses incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

Tendering holders will pay the amount of any transfer taxes, if any, applicable to the exchange of initial notes under the exchange offer, whether imposed on the registered holder or any other person, if:

•	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered;
•	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or
•	a transfer tax is imposed for any reason other than the exchange of initial notes under the exchange offer.

If satisfactory evidence of payment of these taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Your Failure To Participate In The Exchange Offer Will Have Adverse Consequences

If you do not properly tender your initial notes in the exchange offer, your initial notes will remain outstanding and continue to accrue interest. However, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not governed by, the Securities Act. In addition, you will no longer be able to obligate us to register the initial notes under the Securities Act, except in the limited circumstances provided under our registration rights agreement. To the extent the initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. You should refer to “Risk Factors—Your failure to participate in the exchange offer will have adverse consequences.”

BOOK-ENTRY; DELIVERY AND FORM

Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediate available funds to DTC’s nominee as the registered owner of the global securities. We and the trustee will treat DTC’s nominee as the owner of the global securities for all other purposes as well. Accordingly, we, the trustee, any paying agent and the initial purchaser will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee or us.

So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for the purposes of:

•	receiving payment on the notes;

•	receiving notices; and

•	for all other purposes under the Indenture and the notes.

Beneficial interests in the notes will be evidenced only by, and transfers of the notes will be effected only through, records maintained by DTC and its participants.

Except as described below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of the global security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant, the person must rely on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount at maturity of the notes as to which the participant or participants has or have given the direction.

Although DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. of Luxembourg (“Clearstream”) have agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform these procedures, and the procedures may be discontinued at any time. None of us, the trustee, any agent of the initial purchaser or ours will have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC has provided the following information to us. DTC is a:

•	limited-purpose trust company organized under the New York Banking Law;

•	a banking organization within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

Certificated Notes

Notes represented by a global security are exchangeable for certificated notes only if:

•	DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a registered clearing agency, and a successor depository is not appointed by us within 90 days;

•	determine not to require all of the notes to be represented by a global security and notifies the trustee of their decision; or

•	an event of default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default relating to the notes represented by the global security has occurred and is continuing.

Any global security that is exchangeable for certificated notes in accordance with the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in the names as DTC or its nominee may direct. However, a global security is only exchangeable for a global security of like denomination to be registered in the name of DTC or its nominee. If a global security becomes exchangeable for certificated notes:

•	certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples of $1,000;

•	payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency we maintain for these purposes; and

•	no service charge will be made for any issuance of the certificated notes, although the issuers may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the issuance.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership, disposition and exchange of the notes by the holders thereof. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will take a similar view of such consequences. This summary deals only with notes that were acquired for cash by holders at original issuance and that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”) and does not deal with special situations, such as those of dealers in securities, insurance companies, financial institutions, tax-exempt entities, persons holding notes as part of a straddle or a hedge against currency risk or a conversion transaction, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, or investors in partnerships or other pass-through entities. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. The discussion below is based on the Code, existing and proposed U.S. Treasury regulations thereunder, and judicial decisions and administrative interpretations now in effect, all of which are subject to change, possibly on a retroactive basis.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is (1) a citizen or resident of the United States; (2) a corporation or other entity treated as a corporation for U.S. federal tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust which is either subject to the supervision of a court within the United States and the control of one or more U.S. persons, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens of the United States whose income and gain on the notes will be subject to U.S. taxation. As used herein, a “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

Prospective investors are advised to consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations, as well as the application of any state, local, foreign or other tax laws, or subsequent revisions thereof.

Exchange of Notes

The exchange of notes pursuant to the exchange offer will not be treated as a taxable sale, exchange or other disposition of the corresponding initial notes because the terms of the exchange notes are not materially different from the terms of the initial notes. Accordingly:

•	a holder will not recognize gain or loss upon receipt of an exchange note;

•	the holding period of an exchange note will include the holding period of the initial note exchanged therefor; and

•	the adjusted tax basis of an exchange note will be the same as the adjusted tax basis of the initial note exchanged.

The filing of a shelf registration statement will not result in a taxable exchange to us or to any holder of a note.

U.S. Federal Income Taxation of U.S. Holders

Interest and Original Issue Discount

Stated interest paid on a note generally will be taxable to a U.S. Holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Under the Code and U.S. Treasury regulations, because the notes were issued at a price less than their stated redemption price at maturity by more than the statutory de minimis amount (i.e., 0.25% of the notes’ stated redemption price at maturity multiplied by the number of complete years to maturity), the notes were considered to be issued with original issue discount, which we refer to as “OID”. The “stated redemption price at maturity” of the notes is the sum of all payments due under the notes except interest that is unconditionally payable at a single fixed rate at least annually (i.e., stated interest with respect to the notes). Under the OID economic accrual rules, the following will occur: (1) regardless of a U.S. Holder’s method of accounting, the U.S. Holder must accrue an amount of OID each year using a constant yield method of accrual whether or not interest is paid; (2) any amount of OID included in the U.S. Holder’s gross income with respect to the notes will increase such holder’s tax basis in the notes; and (3) the amount of payments the U.S. Holder receives in respect of such accrued OID will reduce such holder’s tax basis in the notes. The notes were issued with a more than de minimis amount of OID, and accordingly, the U.S. Holder will be required to include OID in income (in advance of the receipt of corresponding cash) in addition to stated interest.

Under certain circumstances, we may be entitled to redeem all or a portion of the notes. In addition, under certain circumstances, we will be required to pay an additional amount on the notes (which, if paid, will be treated as interest) if we fail to comply with certain of our obligations under the registration rights agreement. The U.S. Treasury regulations contain special rules for determining the payment schedule, and the yield and maturity of a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. For purposes of determining the yield and maturity of the notes, it was presumed on the issue date that we would not exercise the redemption option, because such exercise would not minimize the yield of the notes to us. The payment schedule of the notes without taking into account any payments made on failure to comply with the registration rights agreement, should be used for purposes of determining the yield and maturity of the notes, because such payment schedule is significantly more likely to occur. However, if we exercise our redemption option or are otherwise required to pay additional amounts on the notes, the yield and maturity of the notes should be redetermined using the new payment schedule by treating the notes as retired and reissued on that date.

Accrued Interest

A portion of the price paid for a note was allocable to interest that “accrued” prior to the date that the note was purchased, which we refer to as accrued interest. We took the position that, on the first interest payment date after such date, a portion of the interest received equivalent to the accrued interest amount should be treated as a return of the accrued interest, and such amount should not be treated as a payment of interest on the note. Amounts treated as a return of accrued interest should reduce a holder’s adjusted tax basis in the note by a corresponding amount.

Applicable High Yield Discount Obligation

If the IRS treats Insight Midwest as an aggregate of its ultimate corporate partners, the notes could constitute “applicable high yield discount obligations”, such that the OID on the notes would not be deductible by Insight Communications and Comcast Corporation, respectively, until paid. An “applicable high yield discount obligation” is any debt instrument that (1) has a maturity date which is more than five years from the date of issue; (2) has a yield to maturity which equals or exceeds the applicable federal rate (“AFR”) released by the IRS for the calendar month in which the obligation was issued (which was 3.28% compounded semiannually for debt instruments issued in December 2002, with maturities longer than three years but not longer than nine years) plus five percentage points; and (3) has “significant original issue discount”. A debt instrument generally has “significant original issue discount” if, as of the close of any accrual period ending more than five years after the date of issue, the excess of the interest (including OID) that has accrued on the obligation over the interest that is required to be paid thereunder exceeds the product of the issue price of the instrument and its yield to maturity.

Moreover, because the notes’ yield to maturity could exceed the AFR plus six percentage points, a ratable portion of our deduction for OID (the “Disqualified OID”) (based on the portion of the yield to maturity that exceeds the AFR plus six percentage points) would be nondeductible to Insight Communications and Comcast Corporation, respectively. For purposes of the dividends received deduction under Section 243 of the Code, the Disqualified OID should be treated as a dividend to the extent that it would have been so treated had such amount been distributed by Insight Communications and Comcast Corporation with respect to their respective stock.

Sale, Exchange or Retirement of Notes

Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (not including amounts attributable to accrued but unpaid interest which is taxable as ordinary income) and such holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid by such holder for the note, increased by OID previously included in income through the date of disposition and decreased by any principal payments received on the note.

In general, gain or loss realized on the sale, exchange, retirement or other disposition of a note by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if, at the time of disposition, the U.S. Holder has held the note for more than one year. The maximum U.S. federal income tax rate on long-term capital gains with respect to notes held by an individual is presently 15%. The deductibility of capital losses is subject to certain limitations.

U.S. Federal Income Taxation of Non-U.S. Holders

Payments of Interest

The payment to a Non-U.S. Holder of interest on a note (including OID and liquidated damages, if any, which are treated as interest) generally will not be subject to a 30% U.S. federal withholding tax provided that the Non-U.S. Holder (1) does not actually or constructively own 10% or more of our capital or profits interest within the meaning of the Code and U.S. Treasury regulations; (2) is not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and U.S. Treasury regulations; (3) is not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and (4)(a) provides its name and address on an IRS Form W-8BEN and certifies under penalties of perjury that it is not a U.S. person or (b) a bank, brokerage house, or other financial institution that holds the notes on behalf of the Non-U.S. Holder in the ordinary course of its trade or business (a “financial institution”) certifies to us, under penalty of perjury, that it has received an IRS Form W-8BEN from the beneficial owner and furnishes us with a copy thereof (hereinafter referred to as the “portfolio interest exception”). In the case of financial institutions that have entered into a withholding agreement with the IRS to become qualified intermediaries, an alternative method may be applicable for satisfying the certification requirement described in (4)(b) above.

If a Non-U.S. Holder cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest (including OID) made to the Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In addition, the Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number (“TIN”).

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder will be subject to U.S. federal income tax on such interest (including OID) in the same manner as if it were a U.S. Holder, unless the Non-U.S. Holder can claim an exemption under the benefit of a tax treaty. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange or Retirement of Notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange, retirement or other disposition of a note unless (1) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States; (2) in the case of a Non-U.S. Holder who is a nonresident alien individual, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates. Notwithstanding (1) and (2), a Non-U.S. Holder will not be subject to U.S. federal income tax if a treaty exemption applies and the appropriate documentation is provided.

U.S. Federal Estate Taxation of Non-U.S. Holders

A note that is held by an individual who, at the time of death, is not a citizen or resident of the United States generally will not be subject to U.S. federal estate tax if, at the time of the individual’s death, interest on the note would have qualified for the portfolio interest exception.

Information Reporting and Backup Withholding

U.S. Holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of principal, interest (including OID), and the gross proceeds from the sale, exchange, retirement or other disposition of a note. Backup withholding at a rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is 28% for amounts paid during calendar years 2003 and 2004) may apply to payments of interest (including OID) and to the gross proceeds from the sale, exchange, retirement or other disposition of a note if the U.S. Holder (1) fails to furnish its TIN on an IRS Form W-9 (or suitable substitute form) within a reasonable time after a request therefor; (2) furnishes an incorrect TIN; (3) is informed by the IRS that it failed to report properly any interest or dividends; or (4) fails, under certain circumstances, to provide a certified statement signed under penalty of perjury that the TIN provided is its correct number and that it is not subject to backup withholding. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. U.S. Holders of the notes should consult their tax advisors as to their qualification for exemption and the procedure for obtaining such exemption.

Non-U.S. Holders generally will not be subject to backup withholding at the rate described in the immediately preceding paragraph with respect to payments of interest on the notes if we do not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person and such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Such payments, however, generally would be subject to reporting requirements.

Payments of the gross proceeds from the sale, exchange, retirement or other disposition of a note effected by or through a U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies as to its non-U.S. status on IRS Form W-8BEN or otherwise establishes an exemption.

Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States. However, information reporting generally will apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker which fails to maintain documentary evidence that the holder is a Non-U.S. Holder or that the holder otherwise is entitled to an exemption, and the broker is (1) a U.S. person; (2) a foreign person which derives 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States; (3) a controlled foreign corporation for U.S. federal income tax purposes; or (4) a foreign partnership (a) more than 50% of the capital or profits interest of which is owned by U.S. persons or (b) which is engaged in a U.S. trade or business. Notwithstanding the foregoing, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. Holder.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a U.S. or Non-U.S. Holder of the notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of initial notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities, other than initial notes acquired directly from us or any of our affiliates, may exchange such initial notes for exchange notes pursuant to the exchange offer; provided, that each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. All dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other holder of exchange notes. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreement, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered by this prospectus will be passed upon for us by Sonnenschein Nath & Rosenthal, New York, New York.

EXPERTS

The consolidated financial statements of Insight Midwest, L.P. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002; and the financial statements of Insight Capital, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, to register the exchange notes. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the Commission. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy, at prescribed rates, any document we file with the Commission at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also review such material by accessing the Commission’s Internet web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

We are currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act. So long as we are subject to these periodic reporting requirements, we will continue to furnish the information required thereby to the Commission. We are required to file periodic reports with the Commission pursuant to the Securities Exchange Act during our current fiscal year and thereafter so long as the exchange notes are held by at least 300 registered holders. We do not anticipate that, for the periods following December 31, 2003, the exchange notes will be held of record by more than 300 registered holders. Therefore, we do not expect to be required to comply with the periodic reporting requirements imposed under the Securities Exchange Act. However, we have agreed that, whether or not we are required to do so by the rules and regulations of the Commission, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes and file with the Commission, unless the Commission will not accept such a filing:

•	all quarterly and annual financial information that would be required to be contained in such a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, regarding a discussion of the annual information only, a report thereon by our certified independent public accountants; and

•	all reports that would be required to be filed with the Commission on Form 8- K if we were required to file such reports.

In addition, for so long as any of the exchange notes remain outstanding, we have agreed to make available to any prospective purchaser of the exchange notes or beneficial owner of the exchange notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act of 1933.

GLOSSARY

The following is a description of certain terms used in this prospectus:

Amplifier cascades	The operation of two or more amplifiers in series so that the output of one device feeds the input of the next device.

Bandwidth	Bandwidth measures the information-carrying capacity of a communication channel and indicates the range of usable frequencies that can be carried by a cable television system.

Basic customer	A customer to a cable television system who receives the Basic Service Tier and who is usually charged a flat monthly rate for a number of channels.

Basic penetration	Basic customers as a percentage of total number of homes passed.

Basic service tier	A package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services (other than premium services).

Broadband	The ability to deliver multiple channels and/or services to customers.

Cable modem	A device similar to a telephone modem that sends and receives signals over a cable television network at speeds up to 100 times the capacity of a typical telephone modem.

Channel capacity	The number of traditional video programming channels that can be carried over a communications system.

Clustering

A general term used to describe the strategy of operating cable television systems in a specific geographic region, thus allowing for the achievement of economies of scale and operating efficiencies in such areas as system management, marketing and technical functions.

Converter	An electronic device that permits tuning of a cable television signal to permit reception by customer television sets and VCRs and provides a means of access control for cable television programming.

Density	A general term used to describe the number of homes passed per mile of network.

Digital video	A distribution technology where video content is delivered in digital format.

Direct broadcast satellite television system	A service by which packages of television programming are transmitted via high-powered satellites to individual homes, each served by a small satellite dish.

Fiber optic cable

A cable made of glass fibers through which signals are transmitted as pulses of light to the distribution portion of the cable television system which in turn goes to the customer’s home Capacity for a very large number of channels can be more easily provided.

Headend

A collection of hardware, typically including earth stations, satellite receivers, towers, off-air antennae, modulators, amplifiers, and video cassette playback machines within which signals are processed and then combined for distribution within the cable television network Equipment to process signals from the customer’s home also are contained at the headend.

Homes passed	The number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system’s service area.

Multichannel multipoint distribution	A one-way radio transmission of television channels over microwave system frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

Must carry	The provisions of the 1992 Cable Act that require cable television operators to carry local commercial and noncommercial television broadcast stations on their systems.

Near video-on-demand

A pay-per-view service that allows customers to select and order a movie of their choice from a selection of movies being broadcast on several dedicated channels Each movie is broadcast on multiple channels to offer the customer several start times for the same movie and the customer joins the movie in progress when it is purchased.

Network	The distribution network element of a cable television system consisting of coaxial and fiber optic cable leaving the headend on power or telephone company poles or buried underground.

Node	The interface between the fiber optic and coaxial distribution network.

Outage	The loss of service due to a failure in the distribution network.

Overbuild	The construction of a second cable television system in a franchise area in which such a system had previously been constructed.

Pay-per-view	Programming offered by a cable television operator on a per-program basis which a customer selects and for which a customer pays a separate fee.

Premium penetration

Premium service units as a percentage of the total number of basic service subscribers A customer may purchase more than one premium service, each of which is counted as a separate premium service unit This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.

Premium service	Individual cable programming service available only for monthly subscriptions on a per-channel basis.

Premium units	The number of subscriptions to premium services, which are paid for on an individual basis.

Satellite master antenna television system	A video programming delivery system to multiple dwelling units.

Telephone modem	A device either inserted in a computer or attached externally that encodes (modulates) or decodes (demodulates) an analog telephone signal to a data format that the computer can process.

Tiers	Varying levels of cable services consisting of differing combinations of several over-the-air broadcast and satellite delivered cable television programming services.

Upgrade	The replacement or upgrade of an existing network, usually undertaken to improve its technological performance and/or to expand the cable system’s channel capacity in order to provide more services.

Video-on-demand	A pay-per-view service that allows customers to select and order a movie of their choice from a large film library. The movie will play in its entirety as soon as it is ordered.

Report of Independent Auditors

The Partners of

Insight Midwest, L.P.

We have audited the accompanying consolidated balance sheets of Insight Midwest, L.P. (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the Company changed its method of accounting for Goodwill and Other Intangible Assets effective January 1, 2002.

/s/    ERNST & YOUNG LLP

New York, New York

February 25, 2003

INSIGHT MIDWEST, L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2002	December 31, 2001
Assets
Cash and cash equivalents	$9,937	$12,146
Trade accounts receivable, net of allowance for doubtful accounts of $1,296 and $2,818 as of December 31, 2002 and 2001	26,142	22,918
Launch funds receivable	5,197	12,980
Prepaid expenses and other assets	14,513	20,647

Total current assets	55,789	68,691

Fixed assets, net	1,202,003	1,133,627
Goodwill	15,219	15,219
Franchise costs	2,326,833	2,319,667
Deferred financing costs, net of accumulated amortization of $6,895 and $3,885 as of December 31, 2002 and 2001	26,402	23,876

Total assets	$3,626,246	$3,561,080

Liabilities and partners’ capital
Accounts payable	$46,747	$66,712
Accrued expenses and other liabilities	21,427	21,225
Accrued property taxes	14,428	11,030
Accrued programming costs	35,362	24,287
Deferred revenue	4,132	8,673
Interest payable	24,685	21,940
Debt—current portion	5,000	—
Preferred interest distribution payable	5,250	5,250
Due to affiliates	25,775	22,040

Total current liabilities	182,806	181,157

Deferred revenue	6,533	12,262
Debt	2,428,596	2,298,362
Other non-current liabilities	53,085	62,964

Commitments and contingencies

Preferred interests	191,820	185,713

Partners’ capital:
Partners’ accumulated capital	781,226	843,377
Accumulated other comprehensive loss	(17,820)	(22,755)

Total partners’ capital	763,406	820,622

Total liabilities and partners’ capital	$3,626,246	$3,561,080

See accompanying notes

INSIGHT MIDWEST, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Revenue	$808,925	$726,663	$392,680

Operating costs and expenses:
Programming and other operating costs	277,327	257,602	133,214
Selling, general and administrative	153,620	134,713	72,466
Management fees	23,593	20,616	10,964
Non-recurring high-speed data charges	4,116	3,785	—
Depreciation and amortization	211,837	373,030	195,669

Total operating costs and expenses	670,493	789,746	412,313

Operating income (loss)	138,432	(63,083)	(19,633)

Other income (expense):
Loss from early extinguishment of debt	—	(10,315)	—
Interest expense	(180,465)	(188,609)	(113,054)
Interest income	176	809	919
Other	(187)	(1,998)	(342)

Total other expense, net	(180,476)	(200,113)	(112,477)

Net loss	(42,044)	(263,196)	(132,110)
Accrual of preferred interests	(20,107)	(19,432)	—

Net loss attributable to partners	$(62,151)	$(282,628)	$(132,110)

See accompanying notes

INSIGHT MIDWEST, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands)

	Partners’ Accumulated Capital	Accumulated Other Comprehensive Loss	Partners’ Capital
Balance at January 1, 2000	$368,547		$368,547
Net loss	(132,110)		(132,110)

Balance at December 31, 2000	236,437	—	236,437
Net loss	(263,196)		(263,196)
Transition adjustment loss on adoption of SFAS No. 133		$(1,884)	(1,884)
Unrealized loss on interest rate swaps		(20,871)	(20,871)

Total comprehensive loss			(285,951)

Contribution of capital associated with AT&T transactions (Note 1)	889,568		889,568
Accrual of preferred interests	(19,432)		(19,432)

Balance at December 31, 2001	843,377	(22,755)	820,622
Net loss	(42,044)		(42,044)
Unrealized income on interest rate swaps		4,935	4,935

Total comprehensive loss			(37,109)

Accrual of preferred interests	(20,107)		(20,107)

Balance at December 31, 2002	$781,226	$(17,820)	$763,406

See accompanying notes

INSIGHT MIDWEST, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities:
Net loss	$(42,044)	$(263,196)	$(132,110)
Adjustments to reconcile net loss to net cash Provided by operating activities:
Depreciation and amortization	211,837	373,030	195,669
Loss on early extinguishment of debt	—	10,315	—
Provision for losses on trade accounts receivable	13,386	12,093	6,717
Amortization of note discount	1,047	739	123
Changes in operating assets and liabilities, net of the effect of acquisitions:
Trade accounts receivable	(16,501)	(13,336)	(9,625)
Launch fund receivable	7,783	3,113	(12,216)
Prepaid expenses and other assets	6,163	(10,492)	2,058
Accounts payable	(19,965)	21,821	3,496
Accrued expenses and other liabilities	8,473	27,449	6,039

Net cash provided by operating activities	170,179	161,536	60,151

Investing activities:
Purchase of fixed assets	(280,027)	(319,956)	(196,103)
Purchase of intangible assets	(1,316)	(2,997)	(3,709)
Purchase of cable television systems, net of cash acquired	(8,822)	(77,042)	—

Net cash used in investing activities	(290,165)	(399,995)	(199,812)

Financing activities:
Distributions of preferred interests	(14,000)	(14,000)	—
Proceeds from borrowings under credit facilities	131,000	1,580,000	110,400
Repayment of credit facilities	(273,000)	(654,900)	(487,500)
Proceeds from issuance of notes	179,995	—	492,500
Borrowings from parent under intercompany loan	100,000	—	—
Repayment of debt associated with cable system transactions	—	(654,454)	—
Debt issuance costs	(5,535)	(574)	—
Principal payments on capital leases and other non-current liabilities	(683)	(11,202)	(6,000)

Net cash provided by financing activities	117,777	244,870	109,400

Net change in cash and cash equivalents	(2,209)	6,411	(30,261)
Cash and cash equivalents, beginning of year	12,146	5,735	35,996

Cash and cash equivalents, end of year	$9,937	$12,146	$5,735

See accompanying notes

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

In September 1999, we were formed to serve as the holding company and a financing vehicle for our cable television system joint venture with an indirect subsidiary of AT&T Broadband, LLC (“AT&T Broadband”) (now known as Comcast Cable Holdings, LLC, “Comcast Cable”). As of January 1, 2001, we were comprised of systems located in Indiana, Kentucky, Illinois, Ohio and Georgia. We are equally owned by Insight Communications Company L.P. (“Insight LP”), which is a wholly owned subsidiary of Insight Communications Company Inc. (“Insight Inc.”) and by an indirect subsidiary of AT&T Broadband (now known as “Comcast Cable”).

Insight LP continues to serve as our general partner and manages and operates our systems. We currently own and operate cable television systems in Indiana, Kentucky, Illinois, Ohio and Georgia which pass approximately 2.2 million homes and serve approximately 1.3 million customers.

On November 18, 2002, Comcast Corporation acquired the broadband business of AT&T Corp., and presently is the largest cable television system operator in the United States. The transaction did not result in any direct change in our ownership structure.

Indiana Systems

On October 31, 1998, Insight LP and AT&T Broadband contributed certain of their cable television systems located in Indiana and Northern Kentucky to form Insight Indiana in exchange for a 50% equity interest. On October 1, 1999, as part of a joint venture restructuring involving the Kentucky Systems (discussed below), Insight Indiana became our wholly owned subsidiary. Insight Indiana and us will continue for a twelve-year term through October 1, 2011, unless extended or earlier terminated by Insight LP and Comcast Cable, in accordance with the terms of our respective operating agreements.

Kentucky Systems

On October 1, 1999, Insight LP acquired a combined 50% interest in InterMedia Capital Partners VI, LP (the “IPVI Partnership”) from related parties of Blackstone Cable Acquisition Company, LLC, InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband, for $341.5 million (inclusive of expenses). Concurrently with this acquisition, the Kentucky Systems were contributed to us whereby we assumed debt of $742.1 million (the total debt of the IPVI Partnership). Insight Kentucky and us will continue for a twelve-year term through October 1, 2011, unless extended or earlier terminated by Insight LP and Comcast Cable, in accordance with the terms of our respective operating agreements.

Illinois Systems

Effective January 1, 2001, we completed a series of transactions with Insight LP and AT&T Broadband for the acquisition of additional cable television systems, primarily located in the state of Illinois, valued at approximately $2.2 billion (the “AT&T transactions”), inclusive of systems valued at approximately $775.8 million, contributed by Insight LP. The AT&T transactions were financed through a credit facility established on January 5, 2001, the Midwest Holdings Credit Facility. As a result of the AT&T transactions, we acquired all of Insight LP’s wholly owned systems serving approximately 280,000 customers, including systems located in Ohio (“Insight Ohio”) and systems which Insight LP purchased from AT&T Broadband. At the same time, we acquired from AT&T Broadband systems serving approximately 250,000 customers.

Concurrently with the completion of Insight LP’s purchase of systems from AT&T Broadband, Insight LP contributed such systems, along with all of its wholly owned systems serving approximately 175,000 customers, to us. The total value of such contributed systems was $1.2 billion. We recorded the respective assets and liabilities, including debt assumed, of the contributed systems’ at their respective carrying values with the net difference recorded as an addition to partners’ capital.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Organization and Basis of Presentation (continued)

Concurrently, AT&T Broadband contributed directly to us certain Illinois systems serving approximately 250,000 customers. The total value of such contributed systems was $983.3 million. We recorded 100% of the assets and liabilities of the systems contributed at fair value with an addition to partners’ capital of $659.9 million equal to the total fair value of the net assets contributed. The fair value of $983.3 million was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $116.1 million and franchise costs of $867.2 million.

Both Insight LP and AT&T Broadband contributed their respective systems to us subject to an amount of indebtedness such that we remain equally owned by Insight LP and AT&T Broadband. The total debt assumed by us of $654.5 million was financed with the proceeds from the Midwest Holdings Credit Facility.

Ohio Systems

On August 21, 1998, Insight Ohio was acquired by Insight LP through a Contribution Agreement with Coaxial Communications of Central Ohio, Inc. (“Coaxial”) the previous owners of Insight Ohio’s cable television systems. In connection with this transaction, Coaxial received two separate series of voting preferred equity (Series A Preferred Interest—$140 million and Series B Preferred Interest—$30 million) of Insight Ohio (collectively the “Voting Preferred Interests”).

The Voting Preferred Interests provides for cash distributions to Coaxial and certain of its affiliates as follows; Series A—10% and Series B—12 7/8%. Insight Ohio cannot redeem the Voting Preferred Interests without the permission of Coaxial; however, Insight Ohio will be required to redeem the Series A Preferred Interests in August 2006 and the Series B Preferred Interest in August 2008. Coaxial has pledged the Series A Preferred Interest as security for $140.0 million of 10% Senior Notes due in 2006 issued by Coaxial and its affiliate (“Senior Notes”). Coaxial’s majority shareholder has pledged Coaxial’s stock as security for $55.9 million of aggregate principal amount at maturity of 12 7/8% Senior Discount Notes due in 2008 issued by Coaxial’s majority shareholder and its affiliate (“Senior Discount Notes”). The Senior Notes and Senior Discount Notes are conditionally guaranteed by Insight Ohio.

Although the financial results of Insight Ohio for 2001 have been consolidated as a result of the AT&T transactions, for financing purposes, Insight Ohio is an unrestricted subsidiary of ours and is prohibited by the terms of its indebtedness from making distributions to us. Insight Ohio’s conditional guarantee of its Senior Notes and the Senior Discount Notes remains in place.

2. Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is earned from customer fees for cable television programming services including premium, digital and pay-per-view services and ancillary services, such as rental of converters and remote control devices, installations and from selling advertising. In addition, we earn revenues from providing high-speed internet services and from facilitating the delivery of telephone services as well as from commissions for products sold through home shopping networks. Revenue is recorded in the month the related services are rendered.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost and include costs capitalized for labor and overhead incurred in connection with the installation of cable system infrastructures, including those providing high-speed data and telephone services. In addition, we capitalize labor and material costs associated with installations related to new services on customer premises. Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 2 to 30 years. Building improvements are amortized using the straight-line method over the shorter of the remaining terms of the leases or the estimated lives of the improvements.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the asset’s carrying value exceeds its fair value. We believe that no impairment of fixed assets existed as of December 31, 2002 or 2001.

Franchise Costs and Goodwill

Costs incurred in negotiating and renewing franchise agreements are capitalized and were amortized over the life of the franchise agreements through December 31, 2001. Franchise costs and goodwill acquired through the purchase of cable television systems were amortized using the straight-line method over a period of up to 15 years. As of January 1, 2002, in connection with our adoption of SFAS No. 142, we no longer amortize franchise costs or goodwill. We recorded amortization expense of $3.6 million, $193.9 million and $84.8 million for the years ended December 31, 2002, 2001 and 2000. We estimate aggregate amortization expense to be approximately $4.4 million for each of the five succeeding fiscal years, primarily relating to deferred financing costs.

SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Based on our analysis, there was no impairment of goodwill or franchise costs upon the adoption of SFAS No. 142 on January 1, 2002 or on October 1, 2002, the date on which we performed our first annual impairment test.

Applying the effects of the adoption of SFAS No. 142 to the years ended December 31, 2001 and 2000, would have resulted in net loss of $(72.1) million and $(49.4) million. The reconciliation of reported net loss to pro forma net loss as adjusted for the effects of SFAS No. 142 for the years ended December 31, 2001 and 2000 is as follows (in thousands):

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Significant Accounting Policies (continued)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net loss as reported	$(263,196)	$(132,110)
Exclude amortization for:
Franchise costs	168,444	78,189
Goodwill	22,656	4,516

Pro forma net loss	$(72,096)	$(49,405)

Deferred Financing Costs

Deferred financing costs relate to costs, primarily legal and bank facility fees, incurred in securing bank loans and other sources of financing. These costs are amortized over the life of the applicable debt.

Income Taxes

No provision has been made in the accompanying financial statements for federal, state or local income taxes since our income or loss is reportable by the individual partners in their respective tax returns.

Comprehensive Loss

We record the effective portion of certain derivatives’ net unrealized gains and losses as components of comprehensive loss. Comprehensive loss is presented in the accompanying consolidated statements of changes in partners’ capital. The cumulative amount of comprehensive loss is presented in the accompanying consolidated balance sheets as accumulated other comprehensive loss.

Marketing and Promotional

Marketing and promotional costs are expensed as incurred. Marketing and promotional expenses for the years ended December 31, 2002, 2001 and 2000 were $10.9 million, $13.1 million and $9.9 million.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which became effective for us beginning January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS No. 144 had no impact on our consolidated financial position or results of operations.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, to report gains and losses from extinguishments of debt as extraordinary items in the income statement. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Upon adoption of this pronouncement, any gain or loss on

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Significant Accounting Policies (continued)

extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. In connection with our adoption of this pronouncement on December 31, 2002, we reclassified a loss from early extinguishment of debt of $10.3 million recorded during the year ended December 31, 2001 to results from continuing operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

Reclassifications

Under our franchise agreements, we are obligated to pay to local franchising authorities a percentage of our revenue derived from providing cable and other services the majority of which are passed through to customers. We have historically recorded revenue net of franchise fees charged to our customers. Staff Announcement D-103, issued by the FASB in November 2001, specifies that reimbursements received from a customer should be reflected as revenues and not as a reduction of expenses. This Staff Announcement applies to financial reporting periods beginning after December 15, 2001. Upon application of this Staff Announcement, comparative financial statements for prior periods are required to be reclassified to comply with the guidance in this Staff Announcement. Consequently, we have reclassified the prior period amounts in the accompanying consolidated statements of operations to reflect franchise fees on a gross basis with reimbursements as revenue and payments as expense. The effect on the prior period statements of operations was to increase both revenue and selling, general and administrative costs by $24.0 million for the year ended December 31, 2001 and $13.0 million for the year ended December 31, 2000.

Additionally, certain other prior year amounts have been reclassified to conform to the current year’s presentation.

3. Pro Forma Results of Operations

Our unaudited pro forma results of operations for the years ended December 31, 2001 and 2000, assuming the acquisition of the Illinois systems and the Greenwood, Indiana system occurred as of January 1, 2000 were as follows (in thousands):

	Year Ended December 31,
	2001	2000
Revenue	$726,171	$668,291
Net Loss	263,348	224,092

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Long-Lived Assets

Fixed assets consisted of:

	December 31, 2002	December 31, 2001
	(in thousands)
Land, buildings and improvements	$32,427	$31,233
Cable system equipment	1,829,942	1,555,244
Furniture, fixtures and office equipment	14,663	13,893

	1,877,032	1,600,370
Less accumulated depreciation and amortization	(675,029)	(466,743)

Total fixed assets, net	$1,202,003	$1,133,627

During the year ended December 31, 2002, we wrote-off approximately $11.1 million related to video-on-demand equipment as a result of transitioning to a new video-on-demand service provider. This amount was included in depreciation and amortization in our statement of operations.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $208.2 million, $179.1 million and $110.9 million.

5. Debt

Debt consisted of:

	December 31, 2002	December 31, 2001
	(in thousands)
Insight Ohio Credit Facility	$25,000	$25,000
Note payable to Insight LP	100,000	—
Insight Midwest Holdings Credit Facility	1,438,000	1,580,000
Insight Midwest 9¾% Senior Notes	385,000	200,000
Insight Midwest 10½% Senior Notes	500,000	500,000

	2,448,000	2,305,000
Less amortized discount on notes	(14,404)	(6,638)

Total debt	$2,433,596	$2,298,362

Insight Ohio Credit Facility

Insight Ohio’s credit facility provides for revolving credit loans of up to $25.0 million. The Insight Ohio Credit Facility has a six-year maturity from the date of borrowings, with reductions to the amount of the commitment commencing after three years. Our obligations under the Insight Ohio Credit Facility are secured by substantially all the assets of Insight Ohio. The Insight Ohio Credit Facility requires Insight Ohio to meet certain financial and other debt covenants. Loans under the Insight Ohio Credit Facility bear interest, at our option, at the prime rate or at a Eurodollar rate. In addition to the index rates, we pay an additional margin percentage tied to Insight Ohio’s ratio of total debt to adjusted annualized operating cash flow. The weighted average interest rates in effect as of December 31, 2002 and 2001 were 3.6% and 4.3%.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Debt (continued)

Insight Midwest Holdings Credit Facility

On January 5, 2001, through our wholly owned subsidiary Insight Midwest Holdings which holds all of our cable television systems other than the Ohio System, we entered into a credit facility to finance the AT&T transactions and to repay the outstanding indebtedness under our Insight Indiana and Insight Kentucky Credit Facilities. The Midwest Holdings Credit Facility expires in 2009 and provides for maximum borrowings of $1.75 billion. Obligations under this credit facility are secured by a pledge of the outstanding equity interests of Insight Midwest Holdings and its subsidiaries.

The Midwest Holdings Credit Facility requires Insight Midwest Holdings to meet certain financial and other debt covenants. Borrowings under this credit facility bear interest, based on our election, of an Alternative Base Rate (equal to the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.5%) or Adjusted LIBOR (equal to LIBOR multiplied by the Statutory Reserve Rate) plus an additional margin yield tied to Insight Midwest Holdings’ leverage ratio of between 0.5% and 2.75%. As of December 31, 2002 and 2001, the weighted average interest rate on this credit facility was 4.3% and 5.1%.

On March 25, 2002, we formally requested approval from the lenders of amendments to the leverage ratio covenant to allow Insight Midwest Holdings more flexibility and to increase the aggregate amount that can be distributed to us for the purpose of making investments in Insight Ohio. In addition, on March 28, 2002, we borrowed $100.0 million from Insight Inc., $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with the amendments, and $3.0 million of which was contributed to Insight Ohio on March 28, 2002. Pursuant to the credit facility amendments, Insight Midwest Holdings is permitted to make distributions to us for the purpose of repaying this loan provided that the leverage ratio is less than 4.25 and there are no defaults existing under the credit facility. This loan bears annual interest of 9%, has a scheduled maturity date of January 31, 2011 and permits prepayments. On April 18, 2002, the lenders approved these amendments to the credit facility.

On June 6, 2002, a further amendment to the credit facility was entered into which permits distributions by Insight Midwest Holdings to us for the purpose of repaying the $100.0 million loan from Insight Inc., without regard to the minimum leverage ratio requirement.

As a result of the repayment of the Insight Indiana and Insight Kentucky Credit Facilities on January 5, 2001, we recorded a charge of $10.3 million related to the write-off of unamortized deferred financing costs related to these credit facilities.

Insight Midwest Senior Notes

On October 1, 1999 simultaneously with the closing of the purchase of Insight Kentucky, we completed a $200.0 million offering of 9¾% senior notes due in October 2009. The proceeds of the offering were used to repay certain debt of the IPVI Partnership. Interest payments on these Senior Notes, which commenced on April 1, 2000, are payable semi-annually on April 1 and October 1.

On November 6, 2000, we completed a $500.0 million offering of 10½% senior notes due in November 2010. We received proceeds of $487.5 million, net of an underwriting fee of $5.0 million and a bond discount of $7.5 million that is being amortized through November 2010. The proceeds of the offering were used to repay a portion of the outstanding debt under the Insight Indiana Credit Facility and Insight Kentucky Credit Facility. Interest payments on these Senior Notes, which commenced on May 1, 2001, are payable semi-annually on May 1 and November 1.

The 9¾% and 10½% Senior Notes are redeemable on or after October 1, 2004 and November 1, 2005. In addition, we can redeem up to 35% of the 9¾% and 10½% Senior Notes prior to October 1, 2002 and November 1,

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Debt (continued)

2005, with the net proceeds from certain sales of our equity. Each holder of the Senior Notes may require us to redeem all or part of that holder’s notes upon certain changes of control. The Senior Notes are general unsecured obligations and are subordinate to all our other liabilities, the amounts of which were $1.9 billion and $2.1 billion as of December 31, 2002 and 2001. The Senior Notes contain certain financial and other debt covenants.

In May 2000 and September 2001, we completed exchange offers pursuant to which the 9¾% Senior Notes and 10½% Senior Notes were exchanged for identical notes registered under the Securities Act of 1933.

In December 2002, we completed a $185.0 million add-on offering under the 9¾% Senior Notes indenture. We received proceeds of $176.9 million, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that will be repaid to holders of the bonds in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million and a bond discount of $8.8 million that is being amortized through October 2009. The proceeds of this offering were used to repay a portion of the outstanding revolving loans under the Midwest Holdings Credit Facility. Since this additional add-on offering occurred under the 9¾% Senior Notes indenture, these additional debt securities and the 9¾% Senior Notes are considered a single series of senior notes with identical terms.

Debt Principal Payments

As of December 31, 2002, annual principal payments required on our debt were as follows (in thousands):

2003	$5,000
2004	80,000
2005	81,250
2006	81,250
2007	81,250
Thereafter	2,119,250

Total	$2,448,000

Interest Rate Swap and Collar Agreements

Through December 31, 2002, we entered into interest-rate swap and collar agreements to modify the interest characteristics of our outstanding debt from a floating rate to a fixed rate basis. These agreements involve the payment of fixed rate amounts in exchange for floating rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable or receivable is included in other liabilities or assets.

On January 1, 2001, our derivative financial instruments, which were obtained to manage our exposure to interest rate risk, included interest rate swap and collar agreements, which qualified as cash flow hedges. On January 1, 2001, we recorded as a component of other comprehensive loss a $1.9 million transition adjustment loss representing the cumulative effect of adopting SFAS No. 133. Changes in the fair value of such cash flow hedges are recognized as a component of comprehensive loss.

As of December 31, 2002 and 2001, we had entered into various interest rate swap and collar agreements effectively fixing interest rates between 4.7% and 5.9%, plus the applicable margin, on $435.0 million and $500.0 million notional value of debt. Of the agreements outstanding as of December 31, 2002, $285.0 million expire in July 2003 and $150.0 million expire in August 2004. We had $2.7 million and $1.8 million of accrued interest related to these agreements as of December 31, 2002 and 2001.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Debt (continued)

In February 2003, we entered into two additional interest rate swap agreements whereby we swapped fixed rates under our 10½% senior notes due in December 2010, for variable rates of 7.7%, plus the applicable margin, on $185.0 million notional value of debt. These interest rate swaps expire in November 2005.

6. Supplemental Cash Flow Information

The following amounts were paid in cash during the years ended December 31:

	2002	2001	2000
	(in thousands)
Interest	$167,703	$182,747	$116,726

During the year ended December 31, 2001, we entered into an investing activity in which our joint venture partners contributed cable systems to us valued at $2.2 billion resulting in a non-cash increase in long-lived assets, debt, other liabilities and partners’ capital.

7. Financial Instruments

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and our policy is designed to limit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base.

Fair Value

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash equivalents and accounts receivable: The carrying amount reported in the balance sheet for cash equivalents and accounts receivable approximates fair value.

Debt: The carrying amounts of our borrowings under our credit arrangements approximate fair value as they bear interest at floating rates. The fair value of our 9¾% and 10½% Senior Notes as of December 31, 2002 and 2001 was $364.8 million and $483.1 million and $210.0 million and $540.0 million.

Interest rate swap agreements: As of January 1, 2001, interest rate swap agreements are recorded in our financial statements at fair value. Prior to January 1, 2001, interest rate swap agreements were not recorded in our financial statements. The fair value (cost) of such swap agreements was $(17.8) million and $(22.8) million as of December 31, 2002 and 2001.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Related Party Transactions

Managed Systems

On March 17, 2000, Insight LP entered into a two-year management agreement with InterMedia Partners Southeast (“IPSE”) (now known as Comcast of Montana/Indiana/Kentucky/Ohio), an affiliate of AT&T Broadband (now known as Comcast Cable), to provide management services to cable television systems acquired by AT&T Broadband. The management agreement has been extended and expires on June 30, 2003. As of December 31, 2002, these systems served approximately 114,600 customers in the states of Indiana and Kentucky.

On September 30, 2002, we signed an agreement with IPSE to exchange our Griffin, Georgia cable television systems, including approximately 13,000 customers, plus $25.0 million for the Managed Systems located in New Albany, Indiana and Shelbyville, Kentucky, together including approximately 23,000 customers. Additionally, pursuant to the agreement, Insight Communications Midwest will pay $1.5 million as a closing adjustment to IPSE to complete the rebuild and upgrade of the Griffin, Georgia system.

This system exchange is expected to close on February 28, 2003 and will be accounted for on that date as a sale of the Griffin, Georgia systems and a purchase of the New Albany, Indiana and Shelbyville, Kentucky systems. In connection with this system exchange, we expect to record a gain of approximately $27.0 million equal to the difference between the fair value and carrying value of the Griffin, Georgia systems as of the closing date. Of the purchase price of the New Albany, Indiana and Shelbyville, Kentucky systems approximately $32.0 million will be preliminarily allocated to such cable television systems’ assets acquired in relation to their fair values and approximately $33.0 million will be preliminarily allocated to franchise costs.

Programming

We purchase the majority of our programming through affiliates of AT&T Broadband (now known as Comcast Cable). Although we have the ability to purchase substantially all our programming through Comcast Cable, we purchase certain programming directly from programmers for strategic and/or cost purposes. Charges for such programming, including a 1½% administrative fee, were $130.5 million, $116.0 million and $57.4 million for the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002 and 2001, $22.6 million and $10.3 million of accrued programming costs were due to affiliates of AT&T Broadband. We believe that the programming rates charged through these affiliates are lower than those available from independent parties.

Telephone Agreements

In July 2000, to facilitate delivery of telephone services, Insight LP entered into a ten-year agreement with AT&T Broadband, LLC (now known as Comcast Cable) that allows us to deliver to our customers local telephone service. Under the terms of the agreement, we lease for a fee certain capacity on our local network to AT&T Broadband. We provide certain services and support for which we receive additional payments. We began providing telephone services to a limited number of customers in 2001. Revenue earned from leased network capacity used in the provision of telephone services was $2.2 million and $170,000 in the years ended December 31, 2002 and 2001. Comcast Cable is responsible for switching and transport facilities. AT&T Broadband, LLC was also required to pay us for installations, marketing and billing support that amounted to $7.6 million and $1.4 million for the years ended December 31, 2002 and 2001.

Advertising Services

In October 1999, to facilitate the administration of our advertising services in our Kentucky Systems, we entered into an agreement expiring on January 1, 2004 with an affiliate of Comcast Cable, which provides for this affiliate to perform all of our Kentucky advertising sale and related administrative services. We earned advertising

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Related Party Transactions (continued)

revenues through this affiliate, derived from our Kentucky Systems, of $15.8 million, $12.4 million and $12.8 million for the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002 and 2001, we had $8.5 million and $6.9 million as a receivable due from this affiliate included in other current assets. We pay this affiliate a fixed and variable fee for providing this service based on advertising sales cash flow growth. As of December 31, 2002 and 2001, we had $308,000 and $666,000 recorded as payables to this affiliate related to such services.

SourceSuite

On November 17, 1999, Insight Inc. formed a joint venture with Source Media, Inc. known as SourceSuite, LLC to conduct all lines of business of Source Media relating to its VirtualModem and Interactive Channel products and businesses. On March 14, 2002, Insight Interactive purchased the remaining 50% equity interest in SourceSuite that it did not already own from Source Media. We are currently providing SourceSuite’s interactive services to customers in some of our systems. For the years ended December 31, 2002, 2001 and 2000, fees for such services totaled $1.6 million $1.2 million and $77,000.

Due To Affiliates

As of December 31, 2002 and 2001, we had amounts owed to Insight LP, our manager, primarily comprised of incurred but unpaid management fees.

9. 401(k) Plan

We sponsor a savings and investment 401(k) Plan (the “Plan”) for the benefit of our employees. All employees who have completed six months of employment and have attained age 18 are eligible to participate in the Plan. We make matching contributions equal to 100% of the employee’s contribution excluding any such contributions in excess of 5% of the employee’s wages. Effective April 1, 2001, 50% of our matching contribution to the Plan is in the form of Insight Inc.’s common stock. During 2002, 2001 and 2000, we matched contributions of $2.9 million, $2.2 million and $661,000.

10. Commitments and Contingencies

Programming Contracts

We enter into long-term contracts with third parties who provide us with programming for distribution over our cable television systems. These programming contracts are a significant part of our business and represent a substantial portion of our operating costs. Since future fees under such contracts are based on numerous variables, including number and type of customers, we have not recorded any liabilities with respect to such contracts.

Lease Agreements

We lease and sublease equipment and office space under various operating lease arrangements expiring through December 31, 2015. Future minimum rental payments required under such operating leases as of December 31, 2002 were (in thousands):

2003	$2,628
2004	1,881
2005	1,274
2006	942
2007	445
Thereafter	895

Total	$8,065

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Commitments and Contingencies (continued)

Rental expense on operating leases for the years ended December 31, 2002, 2001 and 2000 was $3.7 million, $3.8 million and $2.1 million.

Litigation

Insight Kentucky and certain prior owners of the Kentucky Systems have been named in class actions regarding the pass-through of state and local property tax charges to approximately 320,000 customers by the prior owners of the Kentucky Systems. The plaintiffs seek monetary damages and the enjoinment of the collection of such taxes. We have entered into agreements with the plaintiffs to settle these lawsuits and have received final court approval in December 2002. The settlements will not have a material effect on our results of operations or cash flows.

Separately, we have filed a state court action against the City of Louisville for its grant of a more favorable franchise to Knology, Inc. Our commencement of this action automatically suspended this franchise pending a court determination. In November 2000, Knology filed a federal court action against us seeking monetary damages and other relief for alleged violations of federal laws arising out of our having filed, pursuant to the provisions of our own franchise from the City, the state court action. In March 2001, the federal court preliminarily set aside the state court suspension of Knology’s franchise. We believe we have substantial and meritorious defenses to the asserted federal claims and intend to defend it vigorously. Consequently, we have not recorded any loss reserves in the accompanying financial statements.

We are subject to various legal proceedings that arise in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, it is our opinion that the resolution of these matters will not have a material adverse affect on our consolidated financial condition.

11. At Home Corporation

On September 28, 2001, At Home Corporation, the former provider of high-speed internet services for all of our systems except for those located in Ohio, filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that was recorded as expense ratably over the three-month period.

As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, as of December 31, 2001, we recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. Additionally, we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered during the three months ended March 31, 2002. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

In December 2001, we entered into a four-year agreement with AT&T Corporation to provide high-speed data service to all our affected systems. We transferred all our affected systems to our own regional network that resides on AT&T Corporation’s platform. Such high-speed internet services commenced progressively on a system-by-system basis beginning in February 2002, with all affected systems being served as of March 1, 2002.

INSIGHT MIDWEST, L.P.

CONSOLIDATED BALANCE SHEET

unaudited

(in thousands)

March 31, 2003
Assets
Cash and cash equivalents	$25,697
Trade accounts receivable, net of allowance for doubtful accounts of $1,294 as of March 31, 2003	22,876
Launch funds receivable	1,520
Prepaid expenses and other assets	18,149

Total current assets	68,242

Fixed assets, net	1,213,221
Goodwill	14,684
Franchise costs	2,357,347
Deferred financing costs, net of accumulated amortization of $7,824 as of March 31, 2003	25,472

Total assets	$3,678,966

Liabilities and partners’ capital
Accounts payable	$21,022
Accrued expenses and other liabilities	20,181
Accrued property taxes	18,743
Accrued programming costs	49,535
Deferred revenue	4,983
Interest payable	46,524
Debt—current portion	25,417
Preferred interest distribution payable	1,750
Due to affiliates	28,066

Total current liabilities	216,221

Deferred revenue	6,022
Debt	2,436,422
Other non-current liabilities	46,182

Commitments and contingencies

Preferred interests	193,470

Partners’ capital:
Partners’ accumulated capital	791,729
Accumulated other comprehensive loss	(11,080)

Total partners’ capital	780,649

Total liabilities and partners’ capital	$3,678,966

See accompanying notes

INSIGHT MIDWEST, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

unaudited

(in thousands)

	Three months ended March 31,
	2003	2002
Revenue	$214,295	$191,686

Operating costs and expenses:
Programming and other operating costs	79,533	69,115
Selling, general and administrative	40,005	36,106
Management fees	6,296	5,420
High-speed data charges	—	4,116
Depreciation and amortization	53,568	47,301

Total operating costs and expenses	179,402	162,058

Operating income	34,893	29,628

Other income (expense):
Gain on cable system exchange	26,992	—
Interest expense	(46,292)	(44,586)
Interest income	35	50
Other	25	3

Total other expense, net	(19,240)	(44,533)

Net income (loss)	15,653	(14,905)
Accrual of preferred interests	(5,150)	(4,955)

Net income (loss) attributable to common interests	$10,503	$(19,860)

See accompanying notes

INSIGHT MIDWEST, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

unaudited

(in thousands)

	Three months ended March 31,
	2003	2002
Operating activities:
Net income (loss)	$15,653	$(14,905)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	53,568	47,301
Provision for losses on trade accounts receivable	2,399	2,594
Amortization of note discount	493	185
Gain on cable system exchange	(26,992)	—
Changes in operating assets and liabilities, net of the effect of acquisitions:
Trade accounts receivable	867	2,815
Launch fund receivable	3,677	3,537
Prepaid expenses and other assets	(3,636)	7,627
Accounts payable	(25,725)	(21,833)
Accrued expenses and other liabilities	41,549	10,512

Net cash provided by operating activities	61,853	37,833

Investing activities:
Purchase of fixed assets	(39,747)	(45,443)
Purchase of intangible assets	(621)	(40)
Purchase of cable television systems, net of cash acquired	(26,475)	(8,822)

Net cash used in investing activities	(66,843)	(54,305)

Financing activities:
Distributions of preferred interests	(7,000)	(7,000)
Proceeds from borrowings under credit facilities	29,000	30,000
Repayment of credit facilities	(1,250)	—
Borrowings from parent under inter-company loan	—	100,000
Principal payments on capital lease and other non-current liabilities	—	(335)

Net cash provided by financing activities	20,750	122,665

Net increase in cash and cash equivalents	15,760	106,193
Cash and cash equivalents, beginning of period	9,937	12,146

Cash and cash equivalents, end of period	$25,697	$118,339

See accompanying notes

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

We were formed in September 1999 to serve as the holding company and a financing vehicle for Insight Communications Company, Inc.’s (“Insight Inc.”) cable television system joint venture with AT&T Broadband, LLC (now known as Comcast Cable Holdings, LLC (“Comcast Cable”)). We are owned 50% by Insight Communications Company, L.P. (“Insight LP”), which is wholly owned by Insight Inc., and 50% by Comcast Cable. Insight LP serves as our general partner and manages and operates our systems.

Through our wholly owned subsidiaries Insight Communications of Central Ohio, LLC (“Insight Ohio”) and Insight Midwest Holdings, LLC (“Insight Midwest Holdings”), which wholly owns Insight Communications Midwest, LLC (“Insight Communications Midwest”) and Insight Communications of Kentucky, L.P. (“Insight Kentucky”), we own and operate cable television systems in Indiana, Kentucky, Ohio, and Illinois which passed approximately 2.3 million homes and served approximately 1.3 million customers as of March 31, 2003. In addition, as discussed in Note 7, we also owned and operated a cable television system in Griffin, Georgia through February 28, 2003.

The accompanying consolidated financial statements include the accounts of Insight Ohio and Insight Midwest Holdings.

Certain prior period amounts have been reclassified to conform to the current period presentation.

2. Responsibility for Interim Financial Statements

Our accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United Sates for complete financial statements.

In our opinion, the consolidated financial statements reflect all adjustments considered necessary for a fair statement of the consolidated results of operations and financial position for the interim periods presented. All such adjustments are of a normal recurring nature. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or any other interim period.

3. Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Long-Lived Assets

Fixed assets consisted of:

	March 31, 2003	December 31, 2002
	(in thousands)
Land, buildings and improvements	$32,399	$32,427
Cable system equipment	1,875,934	1,829,942
Furniture, fixtures and office equipment	14,956	14,663

	1,923,289	1,877,032
Less accumulated depreciation and amortization	(710,068)	(675,029)

Total fixed assets, net	$1,213,221	$1,202,003

We recorded amortization expense of $944,000 and $1.3 million for the three months ended March 31, 2003 and 2002. We estimate aggregate amortization expense, primarily related to deferred financing costs, to be approximately $3.8 million for each of the five succeeding fiscal years.

5. Debt

Debt consisted of:

	March 31, 2003	December 31, 2002
	(in thousands)
Insight Ohio Credit Facility	$23,750	$25,000
Note payable to Insight Inc.	100,000	100,000
Insight Midwest Holdings Credit Facility	1,467,000	1,438,000
Insight Midwest 9¾% Senior Notes	385,000	385,000
Insight Midwest 10½% Senior Notes	500,000	500,000

	2,475,750	2,448,000
Less unamortized discount on notes	(13,911)	(14,404)

Total debt	$2,461,839	$2,433,596

Insight Midwest Holdings Credit Facility

Insight Midwest Holdings is party to a $1.75 billion credit facility. On March 28, 2002, we borrowed $100.0 million from Insight Inc., $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with the amendments, and $3.0 million of which was contributed to Insight Ohio as of March 28, 2002. Insight Midwest Holdings is permitted to make distributions to us for the purpose of repaying this loan provided that there are no defaults existing under the credit facility. This loan bears annual interest of 9%, compounded semi-annually, has a scheduled maturity date of January 31, 2011 and permits prepayments.

Debt Principal Payments

As of March 31, 2003, principal payments required on our debt were as follows (in thousands):

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Debt (continued)

2003	$3,750
2004	80,000
2005	81,250
2006	81,250
2007	81,250
Thereafter	2,148,250

Total	$2,475,750

Interest Rate Swap and Collar Agreements

We enter into interest-rate swap and collar agreements to modify the interest characteristics of our outstanding debt to either a floating or fixed rate basis. These agreements involve fixed and floating rate interest payments in exchange for floating and fixed rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable or receivable is included in other liabilities or assets.

Floating Rate to Fixed Rate Swaps

As of March 31, 2003 and December 31, 2002, we had entered into various interest rate swap and collar agreements effectively fixing interest rates between 5.0% and 5.9% on $435.0 million notional value of debt. Of the agreements outstanding as of March 31, 2003, $285.0 million expire in July 2003 and $150.0 million expire in August 2004. We recorded $2.5 million and $2.7 million of accrued interest related to these agreements as of March 31, 2003 and December 31, 2002.

Fixed Rate to Floating Rate Swaps

In February 2003, we entered into two interest rate swap agreements whereby we swapped fixed rates under our 10½% senior notes due in December 2010 for variable rates equal to six-month LIBOR, plus the applicable margin of approximately 7.7%, on $185.0 million notional value of debt. Six-month LIBOR ranged between 1.26% and 1.34% for February and March 2003. These interest rate swaps expire in November 2005.

6. Comprehensive Income (Loss)

Comprehensive income (loss) totaled $17.2 million and $(8.9) million for the three months ended March 31, 2003 and 2002. We record the effective portion of certain derivatives’ gains or losses as accumulated other comprehensive income or loss in the accompanying consolidated balance sheets.

7. Related Party Transactions

Managed Systems

On February 28, 2003, we exchanged with Comcast of Montana/Indiana/Kentucky/Ohio the system we then owned in Griffin, Georgia, serving approximately 11,800 customers, plus $25.0 million, for the managed systems located in New Albany, Indiana and Shelbyville, Kentucky, together serving approximately 23,400 customers. Additionally, pursuant to the agreement, we paid approximately $1.5 million as a closing adjustment to Comcast of Montana/Indiana/Kentucky/Ohio to complete the rebuild and upgrade of the Griffin, Georgia system.

This system exchange was accounted for on that date as a sale of the Griffin, Georgia system and a purchase of the New Albany, Indiana and Shelbyville, Kentucky systems. In connection with this system exchange, we recorded

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Related Party Transactions (continued)

a gain of approximately $27.0 million equal to the difference between the fair value and carrying value of the Griffin, Georgia system as of the closing date. Of the $64.5 million purchase price of the New Albany, Indiana and Shelbyville, Kentucky systems $31.9 million was preliminarily allocated to such cable television systems’ assets acquired in relation to their fair values and $32.6 million was preliminarily allocated to franchise costs.

Programming

We purchase the majority of our programming through an affiliate of Comcast Cable. Charges for such programming, including a 1½% administrative fee, were $35.6 million and $31.0 million for the three months ended March 31, 2003 and 2002. As of March 31, 2003 and December 31, 2002, $35.6 million and $22.6 million of accrued programming costs were due to an affiliate of Comcast Cable. We believe that the programming rates charged through this affiliate are lower than those available from independent parties.

Telephone Agreements

In July 2000, to facilitate delivery of telephone services we entered into a ten-year agreement with AT&T Broadband, LLC (now known as Comcast Cable) that allows us to deliver local telephone service. Under the terms of the agreement, we lease certain capacity on our local network to Comcast Cable. Revenue earned from leased network capacity used in the provision of telephone services was $1.1 million and $200,000 for the three months ended March 31, 2003 and 2002.

In addition, we provide certain services and support for which we receive additional payments related to installations, marketing and billing support. Fee revenue earned in connection with installations is deferred and amortized over the expected term a telephone customer maintains their telephone service, currently estimated to be three years. Marketing and billing support revenue is recognized in the period such services are performed.

Advertising Services

In October 1999, to facilitate the administration of our advertising services in our Kentucky Systems, we entered into an agreement expiring on January 1, 2004 with an affiliate of AT&T Broadband (now known as Comcast Cable), which provides for this affiliate to perform all of our Kentucky advertising sales and related administrative services. We, through our Kentucky Systems, earned advertising revenues through this affiliate of $3.9 million and $3.3 million for the three months ended March 31, 2003 and 2002. As of March 31, 2003 and December 31, 2002, we had $9.4 million and $8.5 million as a receivable due from this affiliate included in other current assets. We pay this affiliate a fixed and variable fee for providing this service based on advertising sales cash flow growth. As of March 31, 2003 and December 31, 2002, we had $449,000 and $308,000 recorded as payables to this affiliate related to such services.

8. At Home Corporation

High-speed data service charges were incurred through February 28, 2002 as a result of payments made to At Home Corporation (“@Home”), the former provider of high-speed internet services for all of our systems, except for those located in Ohio. On September 28, 2001, @Home filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim service arrangement that required that we pay $10.0 million to @Home to extend service for three months through February 28, 2002. As a result of this arrangement we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered from January 1, 2002 through February 28, 2002 which are presented as high-speed data charges on our statement of operations.

INSIGHT MIDWEST, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Commitments and Contingencies

Programming Contracts

We enter into long-term contracts with third parties who provide us with programming for distribution over our cable television systems. These programming contracts are a significant part of our business and represent a substantial portion of our operating costs. Since future fees under such contracts are based on numerous variables, including number and type of customers, we have not recorded any liabilities with respect to such contracts.

Litigation

We have filed a state court action against the City of Louisville for its grant of a more favorable franchise to Knology, Inc. Our commencement of this action automatically suspended this franchise pending a court determination. In November 2000, Knology filed a federal court action against us seeking monetary damages and other relief for alleged violations of federal laws arising out of our having filed, pursuant to the provisions of our own franchise from the City, the state court action. In March 2001, the federal court preliminarily set aside the state court suspension of Knology’s franchise. A trial date has been scheduled for May 19, 2003. We believe we have substantial and meritorious defenses to the asserted federal claims and intend to defend it vigorously. Consequently, we have not recorded any loss reserves in the accompanying financial statements.

We are subject to various legal proceedings that arise in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, it is our opinion that the resolution of these matters will not have a material adverse affect on our consolidated financial condition.

Report of Independent Auditors

The Shareholders

Insight Capital, Inc.

We have audited the accompanying balance sheets of Insight Capital, Inc. (the “Company”) as of December 31, 2002 and 2001 and the related statements of operations and changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Note 1, the Company has no operations. Its ability to satisfy debt and other obligations is dependent upon funding from related entities, which are under the common control of the owners of the Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

New York, New York

February 25, 2003

INSIGHT CAPITAL, INC.

BALANCE SHEETS

(in thousands)

	December 31, 2002	December 31, 2001
Assets
Cash	$1	$1
Deferred financing costs, net of accumulated amortization of $4,215 and $2,566 as of December 31, 2002 and 2001, respectively	15,919	12,004

Total assets	$15,920	$12,005

Liabilities and shareholders’ deficit
Accrued interest	$18,134	$13,625

Total current liabilities	18,134	13,625

Senior notes, to be paid by Insight Midwest, L.P.	870,596	693,362

Total liabilities	888,730	706,987

Shareholders’ deficit:
Common stock; $.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Paid-in-capital:	1	1
In-substance allocation of proceeds related to senior notes to be paid by Insight Midwest	(688,859)	(586,430)
Accumulated deficit	(183,952)	(108,553)

Total shareholders’ deficit	(872,810)	(694,982)

Total liabilities and shareholders’ deficit	$15,920	$12,005

See accompanying notes

INSIGHT CAPITAL, INC.

STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Expenses:

Amortization	$(1,650)	$(1,464)	$(909)
Interest	(73,749)	(72,739)	(28,373)

Net loss	$(75,399)	$(74,203)	$(29,282)

See accompanying notes

INSIGHT CAPITAL, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands)

	Additional paid-in-capital	In-substance contributions (allocations) related to senior notes	Accumulated deficit	Total shareholders’ deficit
Balance, January 1, 2000	$1	$(191,634)	$(5,068)	$(196,701)

Borrowings under senior notes by Insight Midwest, net	—	(486,296)	—	(486,296)
Interest payments made by Insight Midwest on senior notes	—	19,500	—	19,500
Net loss	—	—	(29,282)	(29,282)

Balance, December 31, 2000	1	(658,430)	(34,350)	(692,779)

Interest payments made by Insight Midwest on senior notes	—	72,000	—	72,000
Net loss	—	—	(74,203)	(74,203)

Balance, December 31, 2001	1	(586,430)	(108,553)	(694,982)
Borrowings under senior notes by Insight Midwest, net	—	(174,429)	—	(174,429)
Interest payments made by Insight Midwest on senior notes	—	72,000	—	72,000
Net loss	—	—	(75,399)	(75,399)

Balance, December 31, 2002	$1	$(688,859)	$(183,952)	$(872,810)

See accompanying notes

INSIGHT CAPITAL, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities:
Net loss	$(75,399)	$(74,203)	$(29,282)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accretion of discount on notes	1,046	739	123
Amortization of deferred financing costs	1,650	1,464	909
Interest expense paid by affiliate	72,000	72,000	28,250

Changes in operating assets and liabilities:
Accrued interest	703	—	—

Net cash provided by operating activities	—	—	—

Net increase in cash	—	—	—
Cash, beginning of year	1	1	1

Cash, end of year	$1	$1	$1

Supplemental non-cash financing activities:
Issuance of notes by Insight Midwest, net of debt issuance costs	$174,429	$—	$486,296
Interest payments made by Insight Midwest	72,000	72,000	19,500

See accompanying notes

INSIGHT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Insight Capital, Inc. (the “Company”), a Delaware corporation, was formed on September 23, 1999, for the sole purpose of being a co-issuer of the senior notes described in Note 3, which allows certain investors the ability to be holders of the debt. The Company has no operations. The outstanding shares of the Company are owned by Insight Midwest, L.P. (“Insight Midwest”).

2. Summary of Significant Accounting Policies

Deferred Financing Costs

Deferred financing costs relate to costs, primarily underwriting and professional fees, associated with the issuance of the senior notes, which are amortized over the life of the senior notes.

Fair Value of Financial Instruments

The fair value of the 9¾% Senior Notes as of December 31, 2002 and 2001 was $364.8 million and $210.0 million, respectively. The fair value of the 10½% Senior Notes as of December 31, 2002 and 2001 was $483.1 million and $540.0 million, respectively.

In-Substance Allocation of Note Proceeds

Since both Insight Midwest and the Company are severally and jointly liable, the senior notes, deferred financing costs and associated interest expense are reflected in the Company’s financial statements as well as a charge to the equity section representing an in-substance allocation of the proceeds from the senior notes. The Company has accrued interest on the outstanding balance. When Insight Midwest makes interest payments, the Company reduces accrued interest payable and records an in-substance contribution to equity.

Income Taxes

The Company has prepared its income tax provision using the liability method in accordance with Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and are measured using tax rates that will be in effect when the differences are expected to reverse. As of December 31, 2002 and 2001 the Company had no deferred tax assets or liabilities and no tax provision to record.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INSIGHT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

3. Notes Payable

Debt consisted of:

	December 31, 2002	December 31, 2001
	(in thousands)
Insight Midwest 9¾% Senior Notes	$385,000	$200,000
Insight Midwest 10½% Senior Notes	500,000	500,000

	885,000	700,000
Less amortized discount on notes	(14,404)	(6,638)

Total debt	$870,596	$693,362

On October 1, 1999, the Company and Insight Midwest completed a $200.0 million offering of 9¾% senior notes due in October 2009. The proceeds of the offering were used to repay certain debt of Insight Midwest. Interest payments on these Senior Notes, which commenced on April 1, 2000, are payable semi-annually on April 1 and October 1.

On November 6, 2000, the Company and Insight Midwest completed a $500.0 million offering of 10½% senior notes due in November 2010. Insight Midwest received proceeds of $487.5 million, net of an underwriting fee of $5.0 million and a bond discount of $7.5 million. The proceeds of the offering were used to repay certain debt of Insight Midwest. Interest payments on these Senior Notes, which commenced on May 1, 2001, are payable semi-annually on May 1 and November 1.

In May 2000 and September 2001, Insight Midwest completed a exchange offers pursuant to which the 9¾% Senior Notes and 10½% Senior Notes were exchanged for identical notes registered under the Securities Act of 1933.

In December 2002, the Company and Insight Midwest completed a $185.0 million add-on offering under the 9¾% Senior Notes indenture. Insight Midwest received proceeds of $176.9 million, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that will be repaid to holders of the bonds in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million and a bond discount of $8.8 million that is being amortized through October 2009. The proceeds of this offering were used to repay a portion of the outstanding revolving loans under the Midwest Holdings Credit Facility. Since this additional add-on offering occurred under the 9¾% Senior Notes indenture, these additional debt securities and the 9¾% Senior Notes are considered a single series of senior notes with identical terms.

The 9¾% Senior Notes and 10½% Senior Notes are redeemable on or after October 1, 2004 and November 1, 2005, respectively. In addition, Insight Midwest can redeem up to 35% of the 9¾% Senior Notes and 10½% Senior Notes prior to October 1, 2002 and November 1, 2005, respectively, with the net proceeds from certain sales of Insight Midwest’s equity. Each holder of the Senior Notes may require redemption of all or part of that holder’s notes upon certain changes of control. Although the Company is a co-issuer of the Senior Notes, it has no substantial assets or any operations and will not have access to additional sources of cash flow to make any payments on such debt. All future funding on the Senior Notes, including principal and interest payments, are dependent upon the operating results of Insight Midwest.

The Senior Notes are general unsecured obligations and are subordinate to all Insight Midwest’s liabilities, the amounts of which were $1.9 billion and $2.1 billion as of December 31, 2002 and 2001, respectively. The Senior Notes contain certain financial and other debt covenants.

INSIGHT CAPITAL, INC.

BALANCE SHEET

(unaudited)

(in thousands)

March 31, 2003
Assets
Cash	$1
Deferred financing costs, net of accumulated amortization of $4,771 as of March 31, 2003	15,363

Total assets	$15,364

Liabilities and shareholders’ deficit
Accrued interest	$40,644

Total current liabilities	40,644

Senior notes, to be paid by Insight Midwest, LP	871,090

Total liabilities	911,734

Shareholders’ deficit:
Common stock; $.01 par value; 1,000 shares authorized, issued and outstanding	—
Paid-in-capital	1
In-substance allocation of proceeds related to senior notes to be paid by Insight Midwest	(688,859)
Accumulated deficit	(207,512)

Total shareholders’ deficit	(896,370)

Total liabilities and shareholders’ deficit	$15,364

See accompanying notes

INSIGHT CAPITAL, INC.

STATEMENTS OF OPERATIONS

(unaudited)

(in thousands)

	Three months ended March 31,
	2003	2002
Expenses:
Amortization	$(556)	$(366)
Interest expense	(23,004)	(18,185)

Net loss	$(23,560)	$(18,551)

See accompanying notes

INSIGHT CAPITAL, INC.

STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Three months ended March 31,
	2003	2002
Cash flows from operating activities:

Net loss	$(23,560)	$(18,551)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	556	366
Accretion of discount on notes	494	185
Interest expense assumed by affiliate	22,510	18,000

Net cash provided by operating activities	—	—

Net increase in cash	—	—
Cash, beginning of period	1	1

Cash, end of period	$1	$1

See accompanying notes

INSIGHT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Insight Capital, Inc. (the “Company”), a Delaware corporation, was formed on September 23, 1999, for the sole purpose of being a co-issuer with Insight Midwest, L.P. (“Insight Midwest”) of senior notes which allows certain investors the ability to be holders of the debt. The Company has no operations. The outstanding shares of the Company are owned by Insight Midwest.

2. Responsibility for Interim Financial Statements

The accompanying unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States for complete financial statements.

In management’s opinion, the financial statements reflect all adjustments considered necessary for a fair statement of the financial position as of the interim dates presented. These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes to financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.